As filed with the Securities and Exchange Commission on October 31, 2011
Registration No. 333-175080

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLOVIS ONCOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	90-0475355
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2525 28th Street, Suite 100
Boulder, Colorado 80301
(303) 625-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
2525 28th Street, Suite 100
Boulder, Colorado 80301
(303) 625-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter H. Jakes, Esq. William H. Gump, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee(3)
Common Stock, par value $0.001 per share	$160,425,000	$18,626

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(3)	Of this amount, the registrant previously paid $17,357 in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 31, 2011

Prospectus

9,300,000 Shares

COMMON STOCK

This is the initial public offering of common stock of Clovis Oncology, Inc. We are selling 9,300,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $13.00 and $15.00 per share.

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol CLVS.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Clovis, before expenses	$	$

Certain of our existing stockholders, including our executive officers, certain of our directors and certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $50.6 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $      per share on any sales of shares to such stockholders.

We have granted the underwriters an option to purchase up to 1,395,000 additional shares of common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2011.

J.P. Morgan	Credit Suisse

Leerink Swann

          , 2011

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell shares of our common stock. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

Until          , 2011 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Clovis,” “the Company,” “we,” us,” and “our,” refer to Clovis Oncology, Inc. together with its consolidated subsidiary.

Overview

We are a biopharmaceutical company focused on acquiring, developing and commercializing innovative anti-cancer agents in the United States, Europe and additional international markets. We target our development programs for the treatment of specific subsets of cancer populations, and seek to simultaneously develop, with partners, companion diagnostics that direct our product candidates to the patients that are most likely to benefit from their use. We are currently developing three product candidates for which we hold global marketing rights: CO-101, a lipid-conjugated form of the anti-cancer drug gemcitabine, which is in a pivotal study in a specific patient population for the treatment of metastatic pancreatic cancer; CO-1686, an orally available, small molecule epidermal growth factor receptor, or EGFR, covalent inhibitor that is currently in preclinical development for the treatment of non-small cell lung cancer, or NSCLC, in patients with activating EGFR mutations, including the initial activating mutations, as well as the primary resistance mutation, T790M; and CO-338, an orally available, small molecule poly (ADP-ribose) polymerase, or PARP, inhibitor being developed for various solid tumors that is currently in a Phase I clinical trial.

We believe that discovery productivity exceeds development capacity in oncology, and we have built our organization to meet the need for innovative patient-specific oncology drug development. To implement our strategy, we have assembled an experienced team with core competencies in global clinical development and regulatory operations in oncology, as well as conducting collaborative relationships with companies specializing in companion diagnostic development. As our product candidates mature, we intend to build our own commercial organizations in major global markets and contract with local distributors in smaller markets.

The most common anti-cancer drug therapies typically address cancers within a specific organ as a single disease as opposed to a collection of different disease subtypes, often resulting in poor response rates and minimal effect on overall survival. We believe the oncology community is increasingly recognizing that tumors in a particular organ have unique pathologic and molecular characteristics that may warrant different treatment strategies. By better understanding differences in tumor biology and underlying disease pathways, researchers are identifying biomarkers to guide development of targeted oncology therapies, with streamlined clinical trials, stratified patient populations and improved patient outcomes. We believe that targeted therapies and companion diagnostics offer a patient-tailored approach to the treatment of cancers with improved diagnosis and outcomes.

We were founded in April 2009 by former executives of Pharmion Corporation, which successfully developed and commercialized novel oncology products in the United States and Europe and was ultimately acquired by Celgene Corporation in 2008. Our investors include the following entities or their affiliates: Domain Associates, New Enterprise Associates, Versant Ventures, Aberdare Ventures, Abingworth Bioventures, Frazier Healthcare Ventures, Pfizer Inc., ProQuest Investments and our management team. To date, we have not generated any revenues. Based on our current development plans, we do not expect to generate revenues until 2014 at the earliest. As of September 30, 2011, we had an accumulated deficit of $95.6 million.

Our Strategy

Our strategy is to acquire, develop, and commercialize innovative anti-cancer agents in the United States, Europe and additional international markets in oncology indications with significant unmet medical need. The critical components of our business strategy include the following:

•	Focus on oncology. The oncology market is characterized by a number of disorders with high rates of recurrence and a limited response from current therapies or treatments.

•	Focus on compounds where improved outcomes are associated with specific biomarkers. Our strategy to date has been to prioritize opportunities in which a strong biological hypothesis has been established linking a specific characteristic or biological state of a cell, or biomarker, with improved outcomes for the product candidate.

•	Combine companion diagnostics with drug development efforts to realize superior clinical outcomes. A companion diagnostic is a test or measurement intended to assist physicians in making treatment decisions for their patients. Companion diagnostics do so by evaluating the presence of biomarkers, and physicians use this information to select a specific drug or treatment to which their patient will most likely respond. Our development strategy is based on the premise that we can utilize effective companion diagnostics to identify different patient subsets who we believe will uniquely benefit from our product candidates.

•	Manage and control global development activities and regulatory operations. We believe our development and regulatory experience enables us to devise time- and cost-efficient strategies to develop and obtain regulatory approvals for new drugs, and to identify the regulatory pathway that allows us to get a product candidate to market as quickly as possible.

•	Seek and maintain global commercial rights. We believe that it is very important to maintain global rights to our product candidates, and that we can build our own commercial organizations in major pharmaceutical markets as well as a network of third-party distributors in smaller markets.

Our Product Pipeline

Consistent with our strategy, each of our initial three in-licensed product candidates, for which we hold global marketing rights, is being developed for selected patient subsets. The following table summarizes the status of our product pipeline:

CO-101 – a Lipid-Conjugated Form of the Anti-Cancer Drug Gemcitabine

CO-101 is currently in a Phase II clinical study in patients with metastatic pancreatic cancer for use as an initial therapy recommended for treatment of the disease, or a so-called “first-line treatment”. CO-101 is a novel, patented, lipid-conjugated form of the anti-cancer drug gemcitabine that is designed to treat patients with pancreatic cancer whose tumors express low amounts of a membrane transporter protein on the surface of the cancer cell known as hENT1 and are thus expected to be resistant to standard gemcitabine-based therapy. Based on the published results of multiple studies assessing the correlation of hENT1 expression to survival outcomes in pancreatic cancer patients treated with gemcitabine, we believe that approximately 50% of pancreatic cancer patients express low levels of hENT1, and thus derive little or no benefit from gemcitabine therapy. For example, in 2009, a study published in Gastroenterology reported the results of a retrospective analysis of randomized samples collected from 198 pancreatic cancer patients between 1998 and 2002 comparing treatment with gemcitabine versus 5-fluorouracil (5-FU). Patients in this study treated with gemcitabine who had a high level of hENT1 expression had a median overall survival of 21 months, compared to a median overall survival of 16 months for gemcitabine-treated patients with low hENT1 expression and 12 months for gemcitabine-treated patients with no hENT1 expression.

CO-101, which we in-licensed from Clavis Pharma ASA, is currently in an international, randomized and controlled 360-patient Phase II clinical study for the first-line treatment of metastatic pancreatic cancer. This open-label study compares CO-101 to gemcitabine as a first-line treatment in patients with metastatic pancreatic cancer. The primary objective of this study is to compare the overall survival of patients with metastatic pancreatic cancer and low hENT1 expression that are treated with CO-101 versus gemcitabine. Secondary endpoints include overall survival in all patients and in patients with high hENT1 expression, disease response rate, and drug tolerability and toxicity. We expect to complete enrollment for this trial in the first quarter of 2012 and report top line results as to overall survival in the prespecified hENT1-low patient subset in the fourth quarter of 2012. While we have not sought a Special Protocol Assessment, or SPA, from the U.S. Food and Drug Administration, or FDA, for this trial, for the reasons set forth under “CO-101 — Regulatory Strategy”, we believe that if its results are positive, this study will serve as a pivotal trial for CO-101 and enable us to file a New Drug Application, or NDA, with the FDA and a Marketing Approval Application, or MAA, with the European Medicines Agency, or EMA, in mid-2013. We have partnered with Ventana Medical Systems for the development and commercialization of a companion diagnostic for the assessment of hENT1 levels.

CO-1686–an Oral EGFR Mutant-Selective Inhibitor

CO-1686 is a novel, orally available, small molecule covalent inhibitor of the cancer-causing mutant forms of EGFR for the treatment of NSCLC. Because CO-1686 targets both the initial activating EGFR mutations as well as the primary resistance mutation, T790M, it has the potential to treat NSCLC patients with EGFR mutations, both as a first-line treatment, or as a therapy recommended for patients when a first-line treatment has been ineffective, a so-called “second-line treatment”. According to a study published in Clinical Cancer Research in 2008, such initiating activating mutations occur in approximately 10% to 15% of NSCLC cases in Caucasian patients and approximately 30% to 35% of NSCLC cases in East Asian patients. Based on multiple published reports, including a study in Nature Reviews Cancer in 2007, following treatment with approved NSCLC therapies, Tarceva™ (erlotinib) or Iressa™ (gefitinib), both known as tyrosine kinase inhibitors, or TKIs, approximately half of these patients develop the T790M mutation.

CO-1686, which we in-licensed from Avila Therapeutics, Inc., is currently in preclinical development and we plan to file an Investigational New Drug application, or IND, in the first quarter of 2012. We have designed an accelerated clinical development program for CO-1686, and if successful, have a goal of filing an NDA for an initial indication within approximately four years of filing our IND. We intend to pursue the development of CO-1686 as both a second-line therapy for EGFR-mutated NSCLC patients who become resistant to TKIs due to the emergence of the T790M secondary mutation and potentially as a first-line treatment for EGFR-mutated NSCLC. We expect to initiate a Phase I/II trial of CO-1686 in the first half of 2012. We have partnered with Roche Molecular Systems, Inc., or Roche, for the development and commercialization of a companion diagnostic for identification of EGFR mutations.

CO-338–a PARP Inhibitor

CO-338 is a novel, orally available, small molecule PARP inhibitor that we intend to develop as both monotherapy and in combination with chemotherapeutic agents for the treatment of patients with cancers predisposed to PARP inhibitor sensitivity. Such cancers include serous ovarian cancer and selected patients with breast cancer. CO-338, which we in-licensed from Pfizer Inc., is currently in a Phase I clinical trial to determine the maximum tolerated dose of oral CO-338 that can be combined with intravenous, or IV, platinum chemotherapy in the treatment of solid tumors. This program is supplemented by two ongoing investigator-initiated trials, currently using the IV formulation of CO-338: a Phase I/II study in germ-line BRCA mutant breast and ovarian cancer and a Phase II study in the adjuvant treatment of germ-line BRCA mutant and triple-negative breast cancer. As soon as practical, we intend to replace the IV formulation with the oral formulation in these studies. We also intend to initiate a Phase I monotherapy study of the oral formulation in the fourth quarter of 2011 to determine an appropriate dose and schedule for long term administration.

Risks Associated with Our Business

Our business and our future results of operations and financial condition are subject to a number of risks and uncertainties. These risks and uncertainties that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed more fully in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Industry Data” sections of this prospectus. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Industry Data” in deciding whether to invest in our common stock. Among these important risks and uncertainties that could adversely affect our results of operations and business condition are the following:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. We are a clinical-stage company with no approved products, and no historical revenues, which makes it difficult to assess our future viability.

•	If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates, or continue our development programs. In addition, the report of our independent registered public accounting firm on our financial statements appearing at the end of this prospectus contains an explanatory paragraph stating that our recurring losses raise substantial doubt about our ability to continue as a going concern.

•	We are heavily dependent on the success of our three product candidates, two of which are in clinical development, and one of which is in preclinical development, and we cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

•	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•	The regulatory approval processes of the FDA and similar foreign authorities is lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our drug development strategy.

•	Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, healthcare payors and major operators of cancer clinics.

•	We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

•	If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

•	Other factors identified elsewhere in this prospectus, including those set forth under “Risk Factors”.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in April 2009. Our principal executive offices are located at 2525 28th Street, Suite 100, Boulder, Colorado 80301, and our telephone number is (303) 625-5000. Our website address is www.clovisoncology.com.  Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

This prospectus includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

THE OFFERING

Common stock offered	9,300,000 shares

Common stock to be outstanding immediately following this offering	20,765,590 shares

Over-allotment option	Up to 1,395,000 shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $121.2 million, or approximately $139.4 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds of this offering to fund our clinical trials related to CO-101 and CO-338, to advance the development of CO-1686, our preclinical product candidate, and for working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	CLVS

The number of shares of our common stock to be outstanding after this offering set forth above is based on 11,465,590 shares of our common stock outstanding as of September 30, 2011, after giving effect to (1) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering and (2) the issuance of 2,559,774 shares of our common stock immediately prior to the closing of this offering as a result of the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012 (including accrued and unpaid interest thereon), assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on November 18, 2011.

The number of shares of our common stock to be outstanding after this offering set forth above excludes:

•	883,953 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 at a weighted-average exercise price of $4.35 per share;

•	1,250,000 shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan, or the 2011 Plan, which will become effective immediately prior to the completion of this offering, plus the number of shares of our common stock available for grant under our 2009 Equity Incentive Plan, or the 2009 Plan, as of the closing of this offering (which as of September 30, 2011 was 170,274), which shares will be added to the shares to be reserved under our 2011 Plan upon the effectiveness of the 2011 Plan, plus any annual increases in the number of shares of common stock reserved for future issuance under the 2011 Plan pursuant to an “evergreen provision” and any other shares that may become issuable under the 2011 Plan pursuant to its terms, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2011 Equity Incentive Plan”; and

•	189,656 shares of our common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, or the ESPP, which will become effective immediately prior to the completion of this offering, plus any annual increases in the number of shares of our common stock reserved for future issuance under the ESPP pursuant to an “evergreen provision” and any other shares that may become issuable under the ESPP pursuant to its terms, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2011 Employee Stock Purchase Plan.”

Unless we specifically state otherwise, the information in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their over-allotment option to purchase up to 1,395,000 additional shares of common stock from us;

•	the consent of the requisite holders of our preferred stock for the conversion of their shares of preferred stock into common stock;

•	the implementation of a 1 for 2.9 reverse stock split, effective as of September 22, 2011; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering.

Holders of our convertible preferred stock immediately prior to this offering, including our executive officers, certain of our directors and certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $50.6 million of shares of our common stock in this offering, expected to be allocated pro rata among them based on each such stockholder’s ownership of shares of our convertible preferred stock outstanding immediately prior to this offering, at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $      per share on any sales of shares to such stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our historical consolidated financial data at the dates and for the periods indicated. The summary historical financial data presented below for the year ended December 31, 2010 and the period from April 20, 2009 (inception) to December 31, 2009 has been derived from our audited financial statements, which are included elsewhere in this prospectus.

The summary historical consolidated financial data presented below for the nine months ended September 30, 2011 and 2010 has been derived from our unaudited consolidated financial statements and has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year.

The summary historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus. The summary historical financial data in this section is not intended to replace our financial statements and the related notes thereto.

		Period from			Cumulative from
		April 20, 2009			April 20, 2009
	Year Ended	(inception) to	Nine Months Ended		(inception) to
	December 31,	December 31,	September 30,		September 30,
	2010	2009	2011	2010	2011
			(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share amounts)

Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	22,323	1,762	28,286	13,672	52,371
General and administrative	4,302	2,209	4,824	3,065	11,335
Acquired in-process research and development	12,000	13,085	7,000	2,000	32,085

Operating loss	(38,625)	(17,056)	(40,110)	(18,737)	(95,791)
Other income (expense), net	795	(43)	(552)	340	200

Net loss	$(37,830)	$(17,099)	$(40,662)	$(18,397)	$(95,591)

Basic and diluted net loss per common share(1)	$(28.55)	$(15.38)	$(26.80)	$(13.91)	$(72.25)

Basic and diluted weighted average common shares outstanding	1,325	1,112	1,517	1,323	1,323
Pro forma basic and diluted net loss per common share (unaudited)(2)	$(4.41)		$(4.09)		$(12.58)

Pro forma basic and diluted weighted average common shares outstanding (unaudited)	8,570		9,939		7,598

	As of September 30, 2011
			Pro Forma
	Actual	Pro Forma(2)	As Adjusted(3)(4)
	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)

Balance sheet data:
Cash, cash equivalents and available for sale securities	$22,028	$22,028	$143,258
Working capital (excluding convertible promissory notes)	16,385	16,385	137,615
Total assets	26,388	26,388	147,618
Convertible promissory notes and accrued interest	35,602	—	—
Convertible preferred stock	75,499	—	—
Total stockholders’ equity (deficit)	$(93,552)	$17,549	$138,779

(1)	See Note 11 within the notes to our consolidated financial statements which are included elsewhere in this prospectus for a description of the method used to compute basic and diluted loss per common share.

(2)	Pro forma to reflect (i) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering; and (ii) the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012 (including accrued and unpaid interest thereon) into 2,559,774 shares of our common stock immediately prior to the closing of this offering, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on November 18, 2011.

(3)	Pro forma as adjusted to further reflect the sale of 9,300,000 shares of our common stock offered in this offering, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, cash equivalents and available for sale securities and each of working capital, total assets and total stockholders’ equity (deficit) by approximately $8.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in shares of our common stock. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data” for information relating to these forward-looking statements.

Risks Related to Our Financial Position and Capital Requirements

We have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. We are a clinical-stage company with no approved products, and no historical revenues, which makes it difficult to assess our future viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have focused primarily on in-licensing and developing our product candidates, CO-101, CO-1686 and CO-338. We are not profitable and have incurred losses in each year since our inception in April 2009. Because we were only recently formed, we have only a limited operating history upon which you can evaluate our business and prospects. In addition, as an early stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. We have not generated any revenue from product sales to date. We continue to incur significant research and development and other expenses related to our ongoing operations. Our net loss for the year ended December 31, 2010 and for the nine months ended September 30, 2011 was approximately $37.8 million and approximately $40.7 million, respectively. As of September 30, 2011, we had an accumulated deficit of $95.6 million. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. As such, we are subject to all of the risks incident in the development of new biopharmaceutical products and related companion diagnostics, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. If any of our product candidates fail in clinical trials or do not gain regulatory approval, or if any of our product candidates, if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates, or continue our development programs. In addition, the report of our independent registered public accounting firm on our financial statements appearing at the end of this prospectus contains an explanatory paragraph stating that our recurring losses raise substantial doubt about our ability to continue as a going concern.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to advance the clinical development of our product candidates and launch and commercialize any product candidates for which we receive regulatory approval, including building our own commercial organizations to address certain markets.

The report of our independent registered public accounting firm on our financial statements appearing at the end of this prospectus contains an explanatory paragraph stating that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. We estimate that our net proceeds from this offering will be approximately $121.2 million, based upon an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to fund our capital requirements for at least the next 12 months. We will require additional capital for the further development and commercialization of our product candidates and may also need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate. The report of our independent registered public accounting firm appearing at the end of this prospectus contains an explanatory paragraph stating that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, which may create a perception in the public market that could adversely affect our ability to raise additional capital.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. We may also seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and prospects.

Risks Related to Our Business and Industry

We are heavily dependent on the success of our three product candidates, two of which are in clinical development, and one of which is in preclinical development, and we cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

To date, we have invested a significant portion of our efforts and financial resources in the acquisition and development of our product candidates. Our future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize such product candidates. Two of our product candidates, CO-101 and CO-338, are in clinical trials, while our third product candidate, CO-1686, is in preclinical development. Our business depends entirely on the successful development and commercialization of our product candidates, which may never occur. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug.

Each of our product candidates will require additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. We believe that, depending on the result of our current CO-101 clinical trial, this trial may serve as a pivotal trial to support our application for approval of CO-101. To the extent that the results of the trial are not satisfactory to the FDA or the EMA for support of an NDA or MAA, respectively, with respect to CO-101, we will be required to expend significant additional resources to conduct additional clinical trials in support of approval of CO-101. In addition, many of our product development programs contemplate the development of companion diagnostics by our third-party collaborators. Companion diagnostics are subject to regulation as medical devices and must themselves be approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our product candidates.

We have not previously submitted an NDA to the FDA, or similar drug approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, in part, upon our collaborators’ ability to obtain regulatory approval of the companion diagnostics to be used with our product candidates, as well as the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize our product candidates both in the United States, the European Union and in additional foreign countries. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in clinical trials for CO-101 and CO-338 do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

Although we have clinical trials ongoing for CO-101 and CO-338, and although we are planning to initiate clinical trials for CO-1686 in the first half of 2012, we may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	obtaining regulatory approval to commence a trial;

•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining institutional review board, or IRB, approval at each site;

•	recruiting suitable patients to participate in a trial;

•	developing and validating companion diagnostics on a timely basis;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites; or

•	manufacturing sufficient quantities of product candidate for use in clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

In addition, we only entered into a license agreement with Pfizer with respect to CO-338 in June 2011 and have not previously been involved in the development of that product candidate. We may experience difficulties in the transition of this product candidate from Pfizer to us, which may result in delays in clinical trials as well as problems in our development efforts and regulatory filings, particularly if we do not receive all of the necessary information and data from Pfizer in a timely manner. These problems could result in increased costs and delays in the development of CO-338 which could adversely affect any future revenues from this product candidate.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	the FDA or comparable foreign regulatory authorities may fail to approve the companion diagnostics we contemplate developing with partners; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market CO-101, CO-338 and CO-1686, which would significantly harm our business, results of operations and prospects.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. To date, patients treated with CO-101 have experienced drug-related side effects including nausea, vomiting, anorexia, fatigue, myelosuppression (an impairment of bone marrow function), neutropenia (a reduction in white blood cells), and thrombocytopenia (a reduction in blood platelet cells) and those treated with CO-338 have experienced drug-related side effects such as nausea and vomiting. While we have not yet initiated clinical trials for CO-1686, as is the case with all oncology drugs, it is likely that there may be side effects associated with its use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our drug development strategy.

As one of the key elements of our clinical development strategy, we seek to identify patient subsets within a disease category who may derive selective and meaningful benefit from the product candidates we are developing. In collaboration with partners, we plan to develop companion diagnostics to help us to more accurately identify patients within a particular subset, both during our clinical trials and in connection with the commercialization of our product candidates. Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate regulatory approval prior to commercialization. We do not develop companion diagnostics internally and thus we are dependent on the sustained cooperation and effort of our third-party collaborators in developing and obtaining approval for these companion diagnostics. We and our collaborators may encounter difficulties in developing and obtaining approval for the companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility, or clinical validation. Any delay or failure by our collaborators to develop or obtain regulatory approval of the companion diagnostics could delay or prevent approval of our product candidates. In addition, our collaborators may encounter production difficulties that could constrain the supply of the companion diagnostics, and both they and we may have difficulties gaining acceptance of the use of the companion diagnostics in the clinical community. If such companion diagnostics fail to gain market acceptance, it would have an adverse effect on our ability to derive revenues from sales of our products. In addition, the diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

If we established the hENT1 cut-off improperly, or if our LEAP trial results do not support the hENT1 hypothesis, we could jeopardize our potential for success with CO-101.

Retrospective analysis of tissue samples has shown a correlation between hENT1 expression levels and response to gemcitabine therapy such that patients with low levels of hENT1 expression are believed to derive little or no benefit from the drug. Our ongoing pivotal trial will, to our knowledge, be the first clinical trial to prospectively identify patients as hENT1-low and to then correlate their response to CO-101 versus gemcitabine. We will utilize both previously published research data, as well as the data we derive from our own retrospective analysis of tissue samples, to reach a judgment as to those pancreatic cancer patients whose level of hENT1 expression we will characterize as “hENT1-low”. If the cut-off was set too high (to cover a broader range of patients), we may reduce our chances of being able to show a statistically significant improvement in the rate of survival in the patients classified as hENT1-low, and thereby fail to meet the pre-defined endpoint of the trial. Conversely, if we were overly conservative in our judgment of classifying patients as hENT1-low, we may improve our chance of success in achieving the pre-defined endpoint, but at the cost of limiting the prescribing label on CO-101 to such a small subset of potential patients as to significantly constrain the commercial potential for this product candidate, if approved. Finally, we have established our hENT1 cut-off based on tissue samples that came from primary pancreatic tumors, but are using tissue samples from metastatic cancer sites to define the hENT1 status of the patients in the trial. While there are limited data that suggest that the hENT1 status is generally consistent between metastatic and primary tumors, this may not be the case in the clinical setting, which could adversely affect the outcome of the trial.

There have been multiple publications addressing the relationship between hENT1 levels and gemcitabine treatment outcomes. To date, all of these publications have suggested the same relationship, namely that hENT1-high patients tend to respond better to gemcitabine therapy than hENT1-low patients. For example, in 2009, a study published in Gastroenterology reported the results of a retrospective analysis of randomized samples collected from 198 pancreatic cancer patients between 1998 and 2002 comparing treatment with gemcitabine versus 5-FU. Patients in this study treated with gemcitabine who had a high level of hENT1 expression had a median overall survival of 21 months, compared to a median overall survival of 16 months for gemcitabine-treated patients with low hENT1 expression and 12 months for gemcitabine-treated patients with no hENT1 expression. Importantly, the results of this study also demonstrated that there was no correlation between overall survival and hENT1 expression for patients treated with 5-FU. It is possible that other retrospective analyses of tissue samples may be published that do not reflect this correlation. Moreover, none of such studies have attempted to do what our LEAP trial is designed to do, which is to seek to prospectively prove this hENT1 hypothesis. Accordingly, we bear the risk that in a prospective, well controlled clinical trial, we may not be able to prove the hENT1 hypothesis. Our failure to achieve the predefined endpoints of the LEAP trial that support this hENT1 hypothesis would have an adverse impact on our ability to obtain approval for CO-101 and on our business, financial condition and prospects.

We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with current good clinical practices, or cGCP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate, and our commercialization of any of our product candidates could be stopped, delayed or made less profitable if those third parties fail to obtain approval of the FDA, Competent Authorities of the Member States of the EEA or comparable regulatory authorities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies for use in the conduct of our clinical trials and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

We expect to continue to depend on third-party contract manufacturers for the foreseeable future. We have not entered into long-term agreements with our current contract manufacturers or with any alternate fill/finish suppliers, and though we intend to do so prior to commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business. We currently obtain our supplies of finished drug product through individual purchase orders.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We currently have no marketing and sales organization. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell our product candidates, if approved, or generate product revenues.

We currently do not have a marketing or sales organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize any product candidates, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If our product candidates receive regulatory approval, we intend to establish our sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to our product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, healthcare payors and major operators of cancer clinics.

Even if we obtain regulatory approval for our product candidates, the product may not gain market acceptance among physicians, health care payors, patients and the medical community, which are critical to commercial success. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the timing of market introduction of such product candidate as well as competitive products;

•	the clinical indications for which the drug is approved;

•	the approval, availability, market acceptance and reimbursement for the companion diagnostic;

•	acceptance by physicians, major operators of cancer clinics and patients of the drug as a safe and effective treatment;

•	the potential and perceived advantages of such product candidate over alternative treatments, especially with respect to patient subsets that we are targeting with such product candidate;

•	the safety of such product candidate seen in a broader patient group, including its use outside the approved indications;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of our sales and marketing efforts.

If our product candidates are approved but fail to achieve an adequate level of acceptance by physicians, health care payors and patients, we will not be able to generate significant revenues, and we may not become or remain profitable.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. In addition, the competition in the oncology market is intense. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. For example, there are currently two agents approved for the treatment of metastatic pancreatic cancer: Gemzar®/gemcitabine marketed by Eli Lilly, Teva Pharmaceutical Industries and APP Pharmaceuticals, and Tarcevatm (erlotinib) marketed by Astellas Pharma, and there are a number of active clinical trials ongoing in pancreatic cancer, including by AB Science SA, Amgen Inc., Astellas Pharma, BioSante Pharmaceuticals, Inc., Celgene Corporation, Immunomedics, Inc., Lorus Therapeutics, Merrimack Pharmaceuticals, Inc. and Threshold Pharmaceuticals, Inc. In addition, we are aware of two products in development targeting EGFR for the treatment of NSCLC: Boehringer Ingelheim’s BIBW-2992 (afatinib) and Pfizer’s PF-299804. Finally, we believe the products in development targeting the PARP pathway consist of Sanofi-Aventis’ BSI-201 (iniparib), Astra Zeneca’s AZD-2281 (olaparib), Abbott’s ABT-888 (velaparib), Merck’s MK-4827, Eisai’s E-7016, Cephalon’s CEP-9722 and Biomarin’s BMN-673.

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products that are more effective or less costly than any drug candidate that we are currently developing or that we may develop. If approved, our product candidates will face competition from commercially available drugs as well as drugs that are in the development pipelines of our competitors.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA, EMA or other regulatory approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business.

Reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our products profitably.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. We intend to seek approval to market our product candidates in the United States, Europe and other selected foreign jurisdictions. Market acceptance and sales of our product candidates in both domestic and international markets will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any of our product candidates and may be affected by existing and future health care reform measures.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

In both the United States and certain foreign jurisdictions, there have been and we expect there will continue to be a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the Medicare Modernization Act of 2003 revised the payment methodology for many products under the Medicare program in the United States. This has resulted in lower rates of reimbursement. In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Law, was enacted. The Healthcare Reform Law substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. Among the provisions of the Healthcare Reform Law of greatest importance to the pharmaceutical industry are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, beginning in 2011;

•	an increase in the minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new Medicare Part D coverage gap discount program, under which manufacturers must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, beginning in 2011;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, effective March 23, 2010;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program, effective January 2010;

•	a licensure framework for follow-on biologic products; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any drug products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

In addition, governments may impose price controls, which may adversely affect our future profitability.

In some foreign countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our product candidates is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability of our products in such country.

If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, especially Patrick J. Mahaffy, our President and Chief Executive Officer, Erle T. Mast, our Executive Vice President and Chief Financial Officer, Andrew R. Allen, our Executive Vice President of Clinical and Pre-Clinical Development and Chief Medical Officer, and Gillian C. Ivers-Read, our Executive Vice President, Technical Operations and Chief Regulatory Officer, whose services are critical to the successful implementation of our product candidate acquisition, development and regulatory strategies. We are not aware of any present intention of any of these individuals to leave our company. In order to induce valuable employees to continue their employment with us, we have provided stock options that vest over time. The value to employees of stock options that vest over time is significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Pursuant to their employment arrangements, each of our executive officers may voluntarily terminate their employment at any time by providing as little as thirty days advance notice. Our employment arrangements, other than those with our executive officers, provide for at-will employment, which means that any of our employees (other than our executive officers) could leave our employment at any time, with or without notice. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, financial condition and prospects. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical, biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize product candidates will be limited.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of October 20, 2011, we had 45 full-time employees. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including:

•	managing our clinical trials effectively;

•	identifying, recruiting, maintaining, motivating and integrating additional employees;

•	managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

•	improving our managerial, development, operational and finance systems; and

•	expanding our facilities.

As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Ethics, which will be effective as of the closing of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize our product candidates.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry $5.0 million of product liability insurance, which we believe is adequate for our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in 2011 and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We do not believe that we will experience an ownership change as a result of this initial public offering. However, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2010, we had federal net operating loss carryforwards of approximately $24.4 million that could be limited if we experience an ownership change, which could have an adverse effect on our results of operations.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold or pursue with respect to our product candidates is threatened, it could threaten our ability to commercialize our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, an interference proceeding can be provoked by a third-party or instituted by the United States Patent and Trademark Office, or the U.S. PTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

With respect to CO-101, we have an exclusive, worldwide license from Clavis to a portfolio of patents directed to the CO-101 composition of matter that expire in 2018. With respect to CO-338, we have an exclusive, worldwide license from Pfizer to a portfolio of patents and patent applications directed to the CO-338 composition of matter that expire in 2020. While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend our patent exclusivity for either CO-101 or CO-338, we cannot provide any assurances that any such patent term extension will be obtained.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including interference and reexamination proceedings before the U.S. PTO or oppositions and other comparable proceedings in foreign jurisdictions. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license, limit our uses, or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

We are aware of a family of patents and patent applications controlled by a third party that claim certain uses of PARP inhibitors that could potentially be asserted against our use of CO-338 in certain indications. We are conducting clinical trials for the treatment of solid tumors, a subset of which are ovarian cancer and breast cancer characterized as having positive germ-line BRCA mutations. Methods for treating such germ-line BRCA mutant positive patients with CO-338 could potentially fall within the scope of the issued or to be issued claims of such patents or patent applications. We are evaluating the validity of the patents and patent applications, including the scope or potential scope of the claims of these patents and patent applications, to determine whether to seek a license under such patents or patent applications, when and if they issue, or alternatively whether to initiate proceedings to challenge such patents. If we are unable to either license or successfully challenge such patents, we may consider shifting our development emphasis among alternative uses, and in so doing we could reduce the size of the aggregate potential market for CO-338.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, limit our uses, pay royalties or redesign our infringing product candidates, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly.

The patent protection and patent prosecution for some of our product candidates is dependent on third parties.

While we normally seek and gain the right to fully prosecute the patents relating to our product candidates, there may be times when platform technology patents that relate to our product candidates are controlled by our licensors. This is the case with our license of CO-1686 from Avila Therapeutics, Inc., in which Avila retained the right to prosecute and maintain the patents and patent applications covering its core discovery technology, including molecular backbones, building blocks and classes of compounds generated by that technology, aspects of which relate to CO-1686. While we have the right to prosecute and maintain the patent rights for the composition of matter for CO-1686, if Avila or any of our future licensing partners fail to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by the U.S. PTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If we breach any of the agreements under which we license commercialization rights to our product candidates from third parties, we could lose license rights that are important to our business.

We license the use, development and commercialization rights for all of our product candidates, and may enter into similar licenses in the future. Under each of our existing license agreements with Clavis (CO-101), Avila (CO-1686) and Pfizer (CO-338), we are subject to commercialization and development, diligence obligations, milestone payment obligations, royalty payments and other obligations. If we fail to comply with any of these obligations or otherwise breach our license agreements, our licensing partners may have the right to terminate the license in whole or in part. Generally, the loss of any one of our three current licenses or other licenses in the future could materially harm our business, prospects, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no market for shares of our common stock. Although we expect that our common stock will be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. This initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our failure to commercialize our product candidates, if approved;

•	actual or anticipated adverse results or delays in our clinical trials;

•	unanticipated serious safety concerns related to the use of any of our product candidates;

•	adverse regulatory decisions;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our product candidates;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	our dependence on third parties, including CROs as well as our partners that provide us with companion diagnostic products;

•	additions or departures of key scientific or management personnel;

•	failure to meet or exceed any financial guidance or expectations regarding development milestones that we may provide to the public;

•	actual or anticipated variations in quarterly operating results;

•	failure to meet or exceed the estimates and projections of the investment community;

•	overall performance of the equity markets and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies;

•	conditions or trends in the biotechnology and biopharmaceutical industries;

•	introduction of new products offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to maintain an adequate rate of growth and manage such growth;

•	issuances of debt or equity securities;

•	significant lawsuits, including patent or stockholder litigation;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	ineffectiveness of our internal controls;

•	general political and economic conditions;

•	effects of natural or man-made catastrophic events; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 90.5% of our voting stock and, upon the closing of this offering, that same group will hold approximately 66.2% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options) in each case assuming (i) the purchase of $50.6 million of shares of our common stock by existing investors who have indicated an interest in making such a purchase of our common stock in this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering and (iii) the issuance of 2,559,774 shares of our common stock immediately prior to the closing of this offering as a result of the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012, including accrued and unpaid interest thereon, assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a conversion date of November 18, 2011 (for purposes of calculating the accrued interest on the notes to be converted into shares of common stock). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.32 per share, based on an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Further, investors purchasing common stock in this offering will contribute approximately 54% of the total amount invested by stockholders since our inception, but will own only approximately 45% of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares. In addition, as of September 30, 2011, options to purchase 883,953 shares of our common stock at a weighted-average exercise price of $4.35 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we will need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act, as well as rules subsequently adopted by the SEC and the NASDAQ Stock Market, or NASDAQ. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. In addition, on July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access, and the SEC has since issued final rules implementing “say on pay” measures. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We estimate that we will annually incur approximately $2.5 million in expenses in response to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report, commencing in our annual report on Form 10-K for the year ending December 31, 2012, on the effectiveness of our internal controls over financial reporting, if then required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we identify or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

New laws and regulations as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act and rules adopted by the SEC and by NASDAQ, would likely result in increased costs to us as we respond to their requirements.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of September 30, 2011, upon the closing of this offering, we will have outstanding a total of 20,765,590 shares of common stock, assuming no exercise of the underwriters’ overallotment option. Of these shares, approximately 5,683,744 (assuming the purchase of $50.6 million of shares of our common stock by existing investors who have indicated an interest in making such a purchase of our common stock in this offering, based upon an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) shares of common stock, plus any shares sold upon exercise of the underwriters’ overallotment option, will be freely tradable, without restriction, in the public market immediately following this offering. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, up to an additional 15,081,846 shares of common stock, subject to vesting schedules, will be eligible for sale in the public market, 11,192,962 of which shares are held by directors, executive officers and other affiliates and will be subject to vesting schedules, volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, assuming (i) the purchase of $50.6 million of shares of our common stock by existing investors who have indicated an interest in making such a purchase of our common stock in this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering and (iii) the issuance of 2,559,774 shares of our common stock immediately prior to the closing of this offering as a result of the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012, including accrued and unpaid interest thereon, assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a conversion date of November 18, 2011 (for purposes of calculating the accrued interest on the notes to be converted into shares of common stock).

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 14,867,109 shares of our common stock, or approximately 71.6% of our total outstanding common stock as of October 20, 2011 (and holders of 297,237 shares of our common stock issuable upon exercise of options to purchase our common stock), will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above and assuming (i) the purchase of $50.6 million of shares of our common stock by existing investors who have indicated an interest in making such a purchase of our common stock in this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering and (iii) the issuance of 2,559,774 shares of our common stock immediately prior to the closing of this offering as a result of the conversion of $35.0 million in aggregate principal amount of our 5%

convertible promissory notes due 2012, including accrued and unpaid interest thereon, assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a conversion date of November 18, 2011 (for purposes of calculating the accrued interest on the notes to be converted to shares of common stock). Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our equity incentive plan(s), our compensation committee (or a subset thereof) is authorized to grant equity-based incentive awards to our employees, directors and consultants. The number of shares of our common stock available for future grant under our 2011 Plan, which will become effective immediately prior to the completion of this offering, is 1,250,000 plus the number of shares of our common stock reserved for issuance under our 2009 Plan, as of the effective date of the 2011 Plan. As of September 30, 2011, there were 170,274 shares of our common stock reserved for future issuance under our 2009 Plan. Thereafter, the number of shares of our common stock reserved for issuance under our 2011 Plan will be increased (i) from time to time by the number of shares of our common stock forfeited upon the expiration, cancellation, forfeiture, cash settlement or other termination of awards under our 2009 Plan following the effective date of the 2011 Plan, and (ii) at the discretion of our board of directors, on the date of each annual meeting of our stockholders, by up to the lesser of (x) a number of additional shares of our common stock representing 4% of our then-outstanding shares of common stock on such date and (y) 2,758,621 shares of our common stock. Future option grants and issuances of common stock under our 2011 Plan may have an adverse effect on the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to fund our clinical trials related to CO-101 and CO-338, to advance the development of CO-1686, our preclinical product candidate, and for working capital and general corporate purposes. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the closing of this offering, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	permitting our board of directors to accelerate the vesting of outstanding option grants upon certain transactions that result in a change of control; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to the Company.

Our certificate of incorporation provides that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•	The rights conferred in our bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes statements that are, or may be deemed, “forward-looking statements.” In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, the degree of clinical utility of our products, particularly in specific patient populations, expectations regarding clinical trial data, our results of operations, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and industry change and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Some of the factors that we believe could cause actual results to differ from those anticipated or predicted include:

•	the success and timing of our preclinical studies and clinical trials;

•	our ability to obtain and maintain regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	our plans to develop and commercialize our product candidates;

•	our ability, with partners, to validate, develop and obtain regulatory approval of companion diagnostics for our product candidates;

•	the loss of key scientific or management personnel;

•	the size and growth of the potential markets for our product candidates and our ability to serve those markets;

•	regulatory developments in the United States and foreign countries;

•	the rate and degree of market acceptance of any of our product candidates;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	our ability to obtain and maintain intellectual property protection for our product candidates;

•	the successful development of our sales and marketing capabilities;

•	the success of competing drugs that are or become available; and

•	the performance of third-party manufacturers.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

You should also read carefully the factors described in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

This prospectus also includes estimates of market size and industry data that we obtained from industry publications and surveys and internal company sources. The industry publications and surveys used by management to determine market size and industry data contained in this prospectus have been obtained from sources believed to be reliable.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock in this offering will be approximately $121.2 million, based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $139.4 million, based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and to facilitate our future access to the public capital markets. We anticipate that we will use the net proceeds of this offering as follows:

•	approximately $50.0 million to fund our clinical trials and other development activities related to CO-101;

•	approximately $25.0 million to fund our clinical trials and other development activities related to CO-1686;

•	approximately $30.0 million to fund our clinical trials and other development activities related to CO-338; and

•	the remainder for working capital and general corporate purposes.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months. In particular, we believe the net proceeds from this offering intended for clinical development and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our clinical development efforts through the following events:

•	completion of our LEAP trial of CO-101;

•	completion of our Phase II trial of CO-101 as a second-line treatment for pancreatic cancer patients with an absence of hENT1 expression;

•	completion of the dose ranging portion of our Phase I/II trials of CO-338 as monotherapy and in combination with chemotherapy in solid tumors; and

•	filing of an IND and initiation of our Phase I/II trial of CO-1686 in NSCLC.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, as well as any strategic partnerships that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $8.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of September 30, 2011 on:

•	an actual basis;

•	a pro forma basis giving effect to:

(1)	the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering; and

(2)	the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012 (including accrued and unpaid interest thereon) into 2,559,774 shares of our common stock immediately prior to the closing of this offering, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on November 18, 2011; and

•	a pro forma as adjusted basis giving additional effect to the sale of 9,300,000 shares of our common stock offered in this offering, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information in this table is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2011
			Pro Forma
	Actual	Pro Forma	as Adjusted(1)
	(unaudited)
	(dollars in thousands)

Cash and cash equivalents	$19,992	$19,992	$141,222

5% convertible promissory notes due 2012	35,602	—	—
Convertible preferred stock, par value $0.001 per share; 39,922,093 shares authorized; 21,009,196 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	75,499	—	—
Stockholders’ equity:
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share; 58,000,000 shares authorized and 1,661,293 shares issued and outstanding, actual; 100,000,000 shares authorized and 11,465,590 shares issued and outstanding, pro forma and 20,765,590 shares issued and outstanding, pro forma as adjusted	2	11	21
Additional paid-in capital	1,989	113,316	234,536
Accumulated other comprehensive income	48	48	48
Accumulated deficit	(95,591)	(95,826)	(95,826)

Total stockholders’ equity (deficit)	(93,552)	17,549	$138,779

Total capitalization	$17,549	$17,549	$138,779

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $8.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering set forth above is based on 11,465,590 shares of our common stock outstanding as of September 30, 2011, after giving effect to (1) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering and (2) the issuance of 2,559,774 shares of our common stock immediately prior to the closing of this offering as a result of the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012 (including accrued and unpaid interest thereon), assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on November 18, 2011.

The number of shares of our common stock to be outstanding after this offering set forth above excludes:

•	883,953 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 at a weighted-average exercise price of $4.35 per share;

•	1,250,000 shares of our common stock reserved for future issuance under our 2011 Plan, which will become effective immediately prior to the completion of this offering, plus the number of shares of our common stock available for grant under our 2009 Plan as of the closing of this offering (which as of September 30, 2011 was 170,274), which shares will be added to the shares to be reserved under our 2011 Plan upon the effectiveness of the 2011 Plan, plus any annual increases in the number of shares of common stock reserved for future issuance under the 2011 Plan pursuant to an “evergreen provision” and any other shares that may become issuable under the 2011 Plan pursuant to its terms, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2011 Equity Incentive Plan”; and

•	189,656 shares of our common stock reserved for future issuance under our ESPP, which will become effective immediately prior to the completion of this offering, plus any annual increases in the number of shares of our common stock reserved for future issuance under the ESPP pursuant to an “evergreen provision” and any other shares that may become issuable under the ESPP pursuant to its terms, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2011 Employee Stock Purchase Plan.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering. Net tangible book value (deficit) per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of September 30, 2011 was approximately $(93.6) million, or $(56.31) per share, based on 1,661,293 shares of common stock outstanding as of September 30, 2011.

On a pro forma basis, after giving effect to (1) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering; and (2) the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012 (including accrued and unpaid interest thereon) into 2,559,774 shares of our common stock immediately prior to the closing of this offering, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on November 18, 2011, our net tangible book value as of September 30, 2011 would have been approximately $17.5 million, or approximately $1.53 per share of our pro forma outstanding common stock based on 11,465,590 shares of our common stock outstanding, which gives effect to a 1 for 2.9 reverse stock split, effective as of September 22, 2011.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our receipt of approximately $121.2 million of estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been $138.8 million , or $6.68 per share. This amount represents an immediate increase in net tangible book value of $5.15 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $7.32 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$14.00

Historical net tangible book deficit per share as of September 30, 2011 (unaudited)	$(56.31)

Pro forma increase in net tangible book value per share attributable to pro forma transactions described in preceding paragraphs	57.84

Pro forma net tangible book value per share as of September 30, 2011 (unaudited)	1.53

Pro forma increase in net tangible book value per share attributable to investors participating in this offering	$5.15

Pro forma as adjusted net tangible book value per share after this offering		$6.68

Dilution of pro forma as adjusted net tangible book value per share to new investors		$7.32

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $8.8 million, the pro forma as adjusted net tangible book value per share after this offering by $0.43 per share and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $0.57 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2011, giving effect to the pro forma adjustments noted above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
	(dollars in thousands, except per share amounts)

Existing stockholders before this offering	11,465,590	55%	$112,452	46%	$9.81
Investors purchasing common stock in this offering	9,300,000	45%	130,200	54%	14.00

Total	20,765,590	100%	$242,652	100%	$11.69

The number of shares of our common stock to be outstanding immediately following this offering set forth above excludes:

•	883,953 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 at a weighted-average exercise price of $4.35 per share;

•	1,250,000 shares of our common stock reserved for future issuance under our 2011 Plan, which will become effective immediately prior to the completion of this offering, plus the number of shares of our common stock available for grant under our 2009 Plan as of the closing of this offering (which as of September 30, 2011 was 170,274), which shares will be added to the shares to be reserved under our 2011 Plan upon the effectiveness of the 2011 Plan, plus any annual increases in the number of shares of common stock reserved for future issuance under the 2011 Plan pursuant to an “evergreen provision” and any other shares that may become issuable under the 2011 Plan pursuant to its terms, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2011 Equity Incentive Plan”; and

•	189,656 shares of our common stock reserved for future issuance under our ESPP, which will become effective immediately prior to the completion of this offering, plus any annual increases in the number of shares of our common stock reserved for future issuance under the ESPP pursuant to an “evergreen provision” and any other shares that may become issuable under the ESPP pursuant to its terms, as more fully described in “Executive and Director Compensation—Employee Benefit Plans—2011 Employee Stock Purchase Plan.”

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $7.08 per share, which amount represents an immediate increase in pro forma net tangible book value of $5.55 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $6.92 per share of our common stock to new investors purchasing shares of common stock in this offering.

Holders of our convertible preferred stock immediately prior to this offering, including our executive officers, certain of our directors and certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $50.6 million of shares of our common stock in this offering, expected to be allocated pro rata among them based on each such stockholder’s ownership of shares of our convertible preferred stock outstanding immediately prior to this offering, at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The foregoing discussion and tables do not reflect any potential purchases by such stockholders.

If all our outstanding stock options had been exercised as of September 30, 2011, assuming the treasury stock method, our pro forma net tangible book value as of September 30, 2011 (calculated on the basis of the assumptions set forth above) would have been approximately $17.5 million or $1.45 per share of our common stock, and the pro forma as adjusted net tangible book value would have been $6.49 per share, representing dilution in our pro forma as adjusted net tangible book value per share to new investors of $7.51.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of our selected historical financial data at the dates and for the periods indicated. The selected historical statement of operations data presented below for the year ended December 31, 2010 and the period from April 20, 2009 (inception) to December 31, 2009 and as of December 31, 2010 and 2009 have been derived from our audited financial statements, which are included elsewhere in this prospectus.

The selected historical consolidated financial data presented below for the nine months ended September 30, 2011 and 2010 and as of September 30, 2011 have been derived from our unaudited consolidated financial statements and have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. The financial information presented from April 20, 2009 (inception) to December 31, 2010 was based solely on the results of Clovis Oncology, Inc. Subsequent to January 1, 2011, the financial information is consolidated and includes the results of our wholly owned subsidiary in the United Kingdom. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. The historical results are not necessarily indicative of results expected in any future period and the results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year.

The selected historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, which are included elsewhere in this prospectus. The selected historical financial information in this section is not intended to replace our financial statements and the related notes thereto.

Statement of Operations Data:

		Period from			Cumulative from
		April 20, 2009			April 20, 2009
	Year Ended	(Inception) to	Nine Months Ended		(Inception) to
	December 31,	December 31,	September 30,		September 30,
	2010	2009	2011	2010	2011
			(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share amounts)

Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	22,323	1,762	28,286	13,672	52,371
General and administrative	4,302	2,209	4,824	3,065	11,335
Acquired in-process research and development	12,000	13,085	7,000	2,000	32,085

Operating loss	(38,625)	(17,056)	(40,110)	(18,737)	(95,791)
Other income (expense), net	795	(43)	(552)	340	200

Net loss	$(37,830)	$(17,099)	$(40,662)	$(18,397)	$(95,591)

Basic and diluted net loss per common share	$(28.55)	$(15.38)	$(26.80)	$(13.91)	$(72.25)

Common shares used in the computation of basic and diluted net loss per common share	1,325	1,112	1,517	1,323	1,323
Pro forma basic and diluted net loss per common share (unaudited)	$(4.41)		$(4.09)		$(12.58)

Pro forma basic and diluted weighted average common shares outstanding (unaudited)	8,570		9,939		7,598

Balance Sheet Data:

	As of December 31,		As of September 30,
	2010	2009	2011
			(unaudited)
	(in thousands)

Cash, cash equivalents and available for sale securities	$22,299	$57,311	$22,028
Working capital (excluding convertible promissory notes)	19,886	57,349	16,385
Total assets	26,200	59,574	26,388
Convertible promissory notes and accrued interest	—	—	35,602
Convertible preferred stock	75,499	75,499	75,499
Total stockholders’ deficit	(54,749)	(17,058)	(93,552)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on acquiring, developing and commercializing innovative anti-cancer agents in the United States, Europe and additional international markets. We target our development programs for the treatment of specific subsets of cancer populations, and seek to simultaneously develop, with partners, companion diagnostics that direct our product candidates to the patients that are most likely to benefit from their use. We are currently developing three product candidates for which we hold global marketing rights: CO-101, a lipid-conjugated form of the anti-cancer drug gemcitabine, which is in a pivotal study in a specific patient population for the treatment of metastatic pancreatic cancer; CO-1686, an orally available, small molecule EGFR covalent inhibitor that is currently in preclinical development for NSCLC patients with activating EGFR mutations, including the initial activating mutations, as well as the primary resistance mutation, T790M; and CO-338, an orally available, small molecule PARP inhibitor being developed for various solid tumors that is currently in a Phase I clinical trial. As our product candidates mature, we intend to build commercial organizations of our own in major global markets and contract with local distributors in smaller markets.

We were incorporated in Delaware in April 2009 and commenced operations in May 2009. To date, we have devoted substantially all of our resources to identifying and in-licensing product candidates, performing development activities with respect to those product candidates, and the general and administrative support of these operations. We have generated no revenues and, through September 30, 2011, have principally funded our operations using the $75.5 million of net proceeds from the sale of convertible preferred stock and the issuance of $35.0 million aggregate principal amount of convertible promissory notes due 2012. The outstanding principal amount of the convertible promissory notes and all accrued and unpaid interest thereon will convert into shares of our common stock immediately prior to the closing of this offering at a price per share equal to our initial public offering price set forth on the cover page of this prospectus. On September 22, 2011, our Board of Directors and stockholders effectuated a 1 for 2.9 reverse stock split. Our historical share information has been retrospectively adjusted to give effect to this reverse stock split.

We have never been profitable and, as of September 30, 2011, we had an accumulated deficit of $95.6 million. We incurred losses of $17.1 million, $37.8 million, and $40.7 million for the period from April 20, 2009 (inception) through December 31, 2009, the year ended December 31, 2010, and the nine months ended September 30, 2011, respectively. We expect to incur significant and increasing losses for the foreseeable future as we advance our product candidates through preclinical activities and clinical trials to seek regulatory approval and, if approved, commercialize such product candidates. We will need additional financing to support our operating activities. In addition, the report of our independent registered public accounting firm on our financial statements appearing at the end of this prospectus contains an explanatory paragraph stating that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. We will seek to fund our operations through public or private equity or debt financings or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We expect that research and development expenses will increase as we continue the development of our product candidates and general and administrative costs will increase as we grow and operate as a public company. We will need to generate significant revenues to achieve profitability and we may never do so.

The financial information presented from April 20, 2009 (inception) to December 31, 2010 was based solely on the results of Clovis Oncology, Inc. Subsequent to January 1, 2011, the financial information is consolidated and includes the results of our wholly owned subsidiary in the United Kingdom. All intercompany transactions and balances are eliminated in this consolidation.

Convertible Promissory Notes

In May and June 2011, we issued an aggregate $35.0 million aggregate principal amount of 5% convertible promissory notes due 2012 in two separate transactions described as follows.

•	In May 2011, we issued $20.0 million aggregate principal amount of 5% convertible promissory notes due 2012 to raise additional working capital to advance the development programs of our product candidates and for general corporate purposes. The notes accrue interest at an annual rate of 5% and mature on May 25, 2012. Upon the completion of this offering, the principal balance and all accrued and unpaid interest due on the notes will be converted into shares of our common stock at a per share price equal to the initial public offering price shown on the cover page of this prospectus.

•	In June 2011, we entered into a license agreement with Pfizer as further described under the heading “Product License Agreements”. Pursuant to the terms of the license agreement, we made an up-front payment by issuing Pfizer $7.0 million principal amount of a 5% convertible promissory note due 2012. Pfizer concurrently purchased for cash an additional $8.0 million principal amount of another 5% convertible promissory note due 2012, bringing the total principal amount of the notes issued to Pfizer to $15.0 million. These convertible promissory notes have substantially the same terms as the $20.0 million aggregate principal amount of convertible promissory notes described in the preceding paragraph, including identical interest provisions, maturity date, and conversion features.

Product License Agreements

CO-101

In November 2009, we entered into a license agreement with Clavis to develop and commercialize CO-101 in North America, Central America, South America and Europe. Under the terms of the license agreement, we made an up-front payment to Clavis in the amount $15.0 million, which was comprised of $13.1 million for development costs incurred prior to the execution of the agreement, which we recognized as acquired in-process research and development and $1.9 million for the prepayment of preclinical activities to be performed by Clavis. In November 2010, the license agreement was amended to expand the license territory to include Asia and other international markets. We paid Clavis $10.0 million for the territory expansion and recognized that payment as acquired in-process research and development expense. As part of the amendment to the license agreement, Clavis has also agreed to reimburse up to $3.0 million of our research and development costs for certain CO-101 development activities subject to our incurring such costs. We are responsible for all remaining development and commercialization costs of the compound and, if approved, Clavis will be entitled to receive royalties based on the volume of annual net sales achieved. We may be required to pay Clavis an aggregate of up to $115.0 million in development and regulatory milestone payments if certain clinical study objectives and regulatory filings, acceptances and approvals are achieved. In addition, we may be required to pay Clavis an aggregate of up to $445.0 million in sales milestone payments if certain annual sales targets are met for CO-101.

Subject to certain conditions set forth in the license agreement, Clavis may elect to co-develop and co-promote CO-101 in Europe. If Clavis were to make this election, it would be required to reimburse us for a portion of both past and future development costs. In addition, our milestone payment obligations described above would be reduced. Clavis would not be entitled to royalties on the net sales in Europe, but would instead share equally in the pretax profits or losses resulting from commercialization activities in Europe.

CO-1686

In May 2010, we entered into a worldwide license agreement with Avila to discover, develop and commercialize preclinical covalent inhibitors of mutant forms of EGFR. CO-1686 was identified as the lead inhibitor candidate developed by Avila under the license agreement. We are responsible for all preclinical, clinical, regulatory and other activities necessary to develop and commercialize CO-1686. We made an up-front payment of $2.0 million to Avila upon execution of the license agreement which we recognized as acquired in-process research and development expense. We are obligated to pay Avila royalties on net sales of CO-1686, based on the volume of annual net sales achieved. Avila has the option to increase royalty rates by electing to reimburse a portion of our development expenses. This option must be exercised within a limited period of time of Avila’s being notified by us of our intent to pursue regulatory approval of CO-1686 in the United States or the European Union as a first-line treatment. We may be required to pay Avila up to an aggregate of $119.0 million in development and regulatory milestone payments if certain clinical study objectives and regulatory filings, acceptances and approvals are achieved. In addition, we may be required to pay Avila up to an aggregate of $120.0 million in sales milestone payments if certain annual sales targets are achieved.

CO-338

In June 2011, we entered into a license agreement with Pfizer to acquire exclusive global development and commercialization rights to Pfizer’s drug candidate PF-01367338, which we have renamed CO-338. This drug candidate is a small molecule PARP inhibitor which we are developing for the treatment of selected solid tumors. Pursuant to the terms of the license agreement, we made an up-front payment by issuing Pfizer $7.0 million principal amount of a 5% convertible promissory note due 2012. We are responsible for all development and commercialization costs of CO-338 and, if approved, we will be required to pay Pfizer royalties on sales of the product. In addition, we may be required to pay Pfizer up to an aggregate of $259.0 million in milestone payments if certain development, regulatory and sales milestones are achieved.

Financial Operations Overview

Revenue

To date, we have not generated any revenues. In the future, we may generate revenue from the sales of product candidates that are currently under development. Based on our current development plans, we do not expect to generate revenues until 2014 at the earliest. If we fail to complete the development of our product candidates and, together with our partners, companion diagnostics or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, will be adversely affected.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our product candidates and companion diagnostics, which include:

•	license fees related to the acquisition of in-licensed products, which are reported on our statements of operations as acquired in-process research and development;

•	employee-related expenses, including salaries, benefits, travel and stock-based compensation expense;

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials and preclinical studies;

•	the cost of acquiring, developing and manufacturing clinical trial materials;

•	costs associated with preclinical activities and regulatory operations; and

•	activities associated with the development of companion diagnostics for our product candidates.

Research and development costs are expensed as incurred. License fees and milestone payments related to in-licensed products and technology are expensed if it is determined that they have no alternative future use. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or information provided to us by our vendors.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We plan to increase our research and development expenses for the foreseeable future as we seek to complete development of our most advanced product candidate, CO-101, and its companion diagnostic, transition our CO-1686 product candidate into human clinical trials, and assume responsibility for the development costs of CO-338, which was in-licensed in June 2011, including the cost of ongoing clinical trials.

The following table identifies research and development costs and acquired in-process research and development costs on a program-specific basis for our product candidates in-licensed through September 30, 2011 and their companion diagnostics. Personnel-related costs, depreciation and stock-based compensation are not allocated to a program as they are deployed across multiple projects under development and, as such, are separately classified as personnel and other expenses in the table below.

		Period from
		April 20, 2009			Cumulative from
	Year Ended	(Inception) to	Nine Months Ended		April 20, 2009
	December 31,	December 31,	September 30,		(Inception) to
	2010	2009	2011	2010	September 30, 2011
			(unaudited, in thousands)
	(in thousands)

CO-101 Expenses
Acquired in-process R&D	$10,000	$13,085	$—	$—	$23,085
Research and development	14,461	371	15,417	8,707	30,249

CO-101 Total	24,461	13,456	15,417	8,707	53,334
CO-1686 Expenses
Acquired in-process R&D	2,000	—	—	2,000	2,000
Research and development	2,432	—	4,532	1,154	6,964

CO-1686 Total	4,432	—	4,532	3,154	8,964
CO-338 Expenses
Acquired in-process R&D	—	—	7,000	—	7,000
Research and development	—	—	1,359	—	1,359

CO-338 Total	—	—	8,359	—	8,359
Personnel and other expenses	5,430	1,391	6,978	3,811	13,799

Total	$34,323	$14,847	$35,286	$15,672	$84,456

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, business development, and information technology functions. Other general and administrative expenses include facility costs, communication expenses, and professional fees for legal, patent review, consulting and accounting services.

We anticipate that our general and administrative expenses will increase due to many factors and the most significant of these factors include:

•	increased personnel expenses to support the growth in research and development activities; and

•	increased expenses related to becoming a publicly traded company, including increased legal and accounting services, addition of new headcount to support compliance and communication needs, and increased insurance premiums.

Other Income and Expense

Other income is comprised of interest income earned on cash, cash equivalents and available for sale securities, gain on the sale of available for sale securities, and a federal grant awarded to us under the Qualifying Therapeutic Discovery Project Program in 2010. In addition, we hold cash balances at financial institutions denominated in currencies other than the U.S. dollar to fund research and development activities performed by various third-party vendors. The translation of these currencies into U.S. dollars results in foreign currency gains or losses, depending on the change in value of these currencies against the U.S. dollar. These gains and losses are included in Other Income and Expense.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus. We believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include:

•	fees paid to CROs in connection with clinical studies;

•	fees paid to investigative sites in connection with clinical studies;

•	fees paid to vendors in connection with preclinical development activities;

•	fees paid to vendors associated with the development of companion diagnostics; and

•	fees paid to vendors related to product manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. Based on the amount of accrued research and development expenses as of September 30, 2011, if our estimates are too high or too low by 5%, this could increase or decrease our research and development expenses by approximately $214,000.

Stock-Based Compensation

Described below is the methodology we have utilized in measuring stock-based compensation expense. Following the consummation of this offering, stock option values will be determined based on the quoted market price of our common stock.

Since our inception in 2009, we have applied the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification, or ASC, 718 “Accounting for Stock Based Compensation”, which we refer to as ASC 718. Determining the amount of stock-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. Compensation expense is recognized over the vesting period of the award. Calculating the fair value of stock-based awards requires that we make highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the price volatility of our common stock, the expected term of our stock options, the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Because we are a privately-held company with a limited operating history, we utilize data from several peer companies to estimate expected stock price volatility and the expected term of our options. We selected peer companies from the biopharmaceutical industry with similar characteristics as us, including stage of product development, market capitalization, number of employees and therapeutic focus. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The risk-free interest rate used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

The fair value of stock options was estimated at the grant date using the following weighted average assumptions:

		Period from April 20	Nine Months
	Year Ended	(Inception) Through	Ended
	December 31,	December 31,	September 30,
	2010	2009	2011	2010
			(unaudited)	(unaudited)

Dividend yield	—	—	—	—
Volatility	80%	80%	74%	84%
Risk-free interest rate	2.10%	2.33%	2.21%	2.25%
Expected term (years)	5.6	5.3	6.0	5.4

In accordance with ASC 718, we recognized stock-based compensation expense of approximately $4,000 and $68,000 for the period April 20, 2009 (inception) through December 31, 2009 and for the year ended December 31, 2010, respectively, and $42,000 and $802,000 for the nine months ended September 30, 2010 and 2011, respectively. As of September 30, 2011, we had $6.2 million in total unrecognized compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted-average remaining vesting period of approximately 3.2 years. While our stock-based compensation has not been significant historically, we expect the impact to grow in future periods due to the potential increases in the value of our common stock and headcount.

Under ASC 718, we are required to estimate the level of forfeitures expected to occur and record compensation expense only for those awards that we ultimately expect will vest. Due to the lack of historical forfeiture activity of our plan, we estimated our forfeiture rate based on peer company data with characteristics similar to our company.

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined contemporaneously by our board of directors based on valuation estimates provided by management and prepared in accordance with the framework of the 2004 AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Practice Aids, or the Practice Aid.

For the period from April 20, 2009 (inception) to December 31, 2009, our board of directors determined the fair value of our common stock to be $0.29 per share. Due to the minimal value of non-cash assets owned during this period, the superior preferences associated with our convertible preferred stock in relation to our common stock and our focus on start up activities, there was a nominal value attributed to the fair value of our common stock during this time.

In the fourth quarter of 2009, we completed the in-licensing of our first product candidate and the issuance of our Series A-2 and Series B convertible preferred stock for total net proceeds of $65.6 million. Based on the significance of these transactions, we deemed it appropriate to update the estimated valuation of our common stock as of December 31, 2009. This valuation was updated again as of December 31, 2010.

Based on the valuation methodology selection criteria set forth in the Practice Aid and the stage of our development as a company as of December 31, 2009 and 2010, we determined that the Option Pricing Method based on a Black-Scholes option pricing model was the most appropriate valuation methodology to estimate the fair value of our common stock. We concluded that there were no significant transactions affecting our capital structure or changes in the development plans for our product candidates from what was previously expected which would have indicated that an update to our valuation was required at dates other than December 31, 2009 and 2010, which was validated by the relatively insignificant change in value during each period.

Key variables used in applying the Option Pricing Method are as follows:

•	Underlying equity value — To estimate the value of our total equity (including both common and preferred equity), we utilized the marketable equity value based on the most recent rounds our preferred stock issuances, which we believed to be the most indicative of our value.

•	Volatility — We estimated volatility based on comparison to volatility of publicly-traded comparable companies.

•	Time to liquidity — We estimated time to a liquidity event based on the forecasted time to significant clinical development events for our product candidates which we believed could lead to an initial public offering, or IPO, or other type of liquidation event for our stockholders.

•	Risk-free interest rate — We determined the risk-free interest rate based on the yield of a U.S. Treasury bill with a maturity date closest to the estimated time to a liquidation event for our stockholders.

•	Discounts for lack of marketability — Because we are a privately-held company, shares of our common stock are highly illiquid and, as such, warrant a discount in value from their estimated “marketable” price. We estimate the discount factor for illiquidity using legal guidelines from U.S. Tax Court cases regarding privately-held business valuations, fundamental business factors, and empirical studies on the discount for lack of marketability. We corroborated the discount factor based on the value of a put option compared to the value of common stock using a Black-Scholes option pricing model.

The following tables summarize the significant assumptions utilized in the Option Pricing Method used to determine the fair value of our common stock as of the dates indicated.

	December 31,
	2009	2010
		1 Yr. Liquidity	2 Yr. Liquidity

Underlying equity value ($ millions)	$89.7	$99.0	$104.4
Volatility	80%	70%	70%
Time to liquidity	3 yrs.	1 yr.	2 yrs.
Risk-free interest rate	1.69%	0.29%	0.61%
Discount for lack of marketability	55%	40%	50%
Estimated per-share fair value of common stock	$3.08	$3.10	$3.45
Average of 2010 valuations		$3.28

For our valuation as of December 31, 2009, we assumed a three-year time to liquidity based on our assumption that clinical data from the LEAP study for CO-101 would be available in the fourth quarter of 2012. At that time, we believed that an IPO or other liquidity event would most likely occur following the availability of those data. For our valuation as of December 31, 2010, we performed two valuation models, one that assumed a one-year time to liquidity and another that assumed a two-year time to liquidity. As of December 31, 2010, we believed that a liquidity event was possible within one year due to the fact that we had in-licensed a second product candidate (CO-1686), which was expected to commence human clinical trials in the first half of 2012, and the development of CO-101 was progressing as planned. We also believed that a liquidity event was equally likely to occur after the availability of the clinical data from the LEAP study, which was still expected within two years of the valuation. Since neither of these scenarios seemed more likely than the other, we calculated valuations using both liquidity event assumptions and equally weighted the results to estimate the fair value of our common stock. The primary reason for the lower marketable value per share of our common stock in comparison to the marketable value per share of our preferred stock on each valuation date was the value of the superior rights and preferences associated with the preferred stock, the most significant of which are the liquidation rights held by the preferred stockholders.

The estimated fair value of our common stock increased significantly from our initial estimate of $0.29 made at our inception to $3.08 as of December 31, 2009. This increase was primarily due to our improved financial position resulting from the issuance of our Series A-2 and Series B convertible preferred stock as well as the in-licensing of our first product candidate, CO-101, each of which occurred in the fourth quarter of 2009. These events increased the likelihood of creating value for common stockholders above the thresholds necessary to satisfy the liquidation preferences held by our preferred stockholders.

In April 2011, our board of directors authorized management to pursue an IPO. As a result of this action, we determined that the valuation of our common stock should be updated to reflect the greater clarity as to a likely liquidity event for common stockholders (i.e., this offering), as well as the in-licensing of our third product candidate, CO-338, and the issuance in May and June 2011 of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012. In accordance with the Practice Aid, we determined that the probability weighted expected return method, or PWERM, was the most appropriate valuation methodology going forward. Accordingly, we updated the valuation of our common stock effective June 30, 2011.

In our application of PWERM, we estimated the fair value of our common stock using three potential liquidity scenarios and then probability weighted the resulting valuation under each of these scenarios. The three liquidity scenarios assumed were as follows:

•	completing this IPO, or the IPO scenario;

•	remaining as a private company and selling the company at a future date, or the merger and acquisition, or M&A, scenario; and

•	remaining as a private company and executing an IPO at a future date, or the Future IPO scenario.

In order to estimate our equity value under the IPO scenario, we employed an income approach using a discounted cash flow analysis. Net cash flows from the multi-year forecast for each of our product candidates were discounted to their present value based on our estimated weighted average cost of capital, or WACC. The WACC was estimated using a capital asset pricing model, taking into account risk-free interest rates, an equity risk premium, risk premiums for our industry and entity size, company-specific risks associated with the development and commercialization of our product candidates, and the cost and capital structure weighting of our debt. The estimated future cash flows were based on anticipated timing of the clinical development and regulatory approvals for each of our product candidates as well as their commercialization opportunity. This equity value was applied to the number of common shares outstanding determined on a fully diluted basis to calculate the per share fair value of our common stock, assuming the conversion of all preferred stock into common stock.

To value our common stock under the M&A and Future IPO scenarios, we utilized the Option Pricing Method as described above. However, for these scenarios the current value of our underlying common and preferred equity was determined using a discounted cash flow analysis that is substantially the same as the analysis performed for the IPO scenario rather than using a marketable equity value based on recent rounds of our preferred stock issuances as was used in the December 31, 2009 and 2010 valuations. We believed this to be a more accurate measurement of our equity value as of June 30, 2011 due to the 19 month time gap since our last issuance of preferred stock. Once our equity value for the M&A and Future IPO scenarios was determined, we allocated a portion of the value to our common stock based on a “best economic outcome” model. For the M&A scenario, the value assigned to our common stock was determined using a break point analysis to estimate the various enterprise values at which holders of each series of our preferred stock would elect to convert to common stock and the points at which holders of options would exercise as a result of the value of the common stock exceeding the exercise price. For the Future IPO scenario, the value assigned to our common stock was estimated using a fully diluted outstanding share analysis assuming the conversion of all preferred stock into common stock as such a conversion would be required to execute an IPO.

The following tables summarize the significant assumptions utilized for each of the valuation scenarios used to determine the fair value of our common stock as of June 30, 2011.

		Liquidity Scenario
		Initial Public
Key Assumptions		Offering	Future IPO	M&A

Probability weighting		80%	10%	10%
Liquidity date		10/1/2011	6/30/2014	6/30/2014
Underlying equity value ($ millions)		$124.6	$120.0	$120.0
WACC		28%	N/A	N/A
Volatility		N/A	100%	100%
Risk-free interest rate		N/A	0.81%	0.81%
Discount for lack of marketability		N/A	50%	50%
Estimated per-share fair value of common stock		$12.47	$5.57	$4.93
PWERM	$11.02

The estimated per share fair value of our common stock determined as of June 30, 2011 increased significantly from the December 31, 2010 valuation. This is primarily due to the April 2011 decision by our board of directors to authorize management to pursue an IPO and the June 2011 authorization of our board of directors to file this registration statement with the SEC, which, among other things, contributed to the elimination of the discount for lack of marketability from the IPO scenario in the June 30, 2011 analysis. Given the assumed acceleration of the IPO to October 1, 2011, we believe the value of our common stock no longer warrants a discount from its “marketable” price. In addition, the June 30, 2011 valuation was positively impacted by the assumption that all preferred stock would automatically convert into common stock upon the IPO, thereby eliminating the impact of preferred stock liquidation preferences on the value of the common stock.

We utilized the common stock valuation contemporaneously prepared as of December 31, 2010 to set the exercise price for stock options granted during the six months ended June 30, 2011. In light of the close proximity of the stock option grants in March, April, May and June 2011 to the April and June 2011 actions by our board of directors with respect to the IPO and our June 2011 entry into a license agreement to acquire exclusive global development and commercialization rights to CO-338, we retrospectively determined to use the fair value of our common stock as of June 30, 2011 to calculate stock-based compensation expense for those stock option grants. No stock options were granted in January or February 2011.

The following table presents the grant dates and related exercise prices of stock options granted to our employees and our board of directors from April 20, 2009 (inception) through September 30, 2011 along with the corresponding exercise price for each grant and the fair value per share utilized to calculate stock-based compensation expense.

	Number of
	Shares		Common Stock
	Underlying	Exercise	Fair Value per
	Options	Price per	Share on Grant
Month of Grant	Granted	Share	Date

August 2009	260,348	$0.29	$0.29
October 2009	34,482	$0.29	$0.29
November 2009	12,069	$0.29	$0.29
December 2009	4,311	$0.29	$0.29
April 2010	114,309	$3.08	$3.08
May 2010	29,309	$3.08	$3.08
June 2010	12,069	$3.08	$3.08
August 2010	1,034	$3.08	$3.08
October 2010	4,310	$3.08	$3.08
November 2010	31,897	$3.08	$3.08
December 2010	48,273	$3.08	$3.08
March 2011	534,449	$3.28	$11.02
April 2011	5,173	$3.28	$11.02
May 2011	12,412	$3.28	$11.02
June 2011	48,274	$3.28	$11.02
July 2011	5,172	$11.02	$11.02
August 2011	194,647	$11.02	$11.02

We and representatives of the underwriters determined the price range set forth on the cover page of this prospectus. The midpoint of the price range set forth on the cover page of this prospectus is $14.00 per share, as compared to our most recent common stock valuation of $11.02 per share completed as of June 30, 2011. As is typical in initial public offerings, the range set forth on the cover page of this prospectus was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters based on prevailing market conditions and estimates of our business potential. In addition to the difference in purpose and methodology, we believe that the difference in estimated value between the midpoint of the price range and management’s determination of the estimated fair value of our common stock as of June 30, 2011 is primarily the result of the following factors:

•	The contemporaneous valuation prepared as of June 30, 2011 contained multiple liquidity scenarios, including an initial public offering with an anticipated completion date of October 1, 2011 and two scenarios that assumed we remained as a private company for an extended period of time. If we had considered only the October 1, 2011 initial public offering scenario with 100% probability, the contemporaneous valuation would have resulted in a fair value determination of $12.47 per share, representing a discount of 11% from the midpoint of the range.

•	We believe that it is reasonable to expect that the completion of an initial public offering could increase the value of our common stock as a result of the significant increase in our liquidity as well as the ability to buy and sell these securities. However, it is not possible to measure the potential increase in value with precision or certainty.

•	We would also note that a number of the most-recently completed initial public offerings by companies in the biotech and specialty pharmaceutical industries were completed at a discount to the midpoint of their filing ranges. Therefore, it is possible that the price at which this offering is completed will be lower than the midpoint of the price range set forth on the cover page of this prospectus.

During the period of October 1, 2011 through October 28, 2011, we granted options to purchase a total of 5,516 shares of our common stock. All such options were unvested as of October 28, 2011. These options have an exercise price of $11.02 per share, and we used the June 30, 2011 common stock valuation prepared by management to calculate stock-based compensation expense associated with these options. Based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of these options was $16,438, all of which related to unvested options.

There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, including the successful completion of our clinical trials as well as the determination of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense could have been different. The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Results of Operations

Comparison of the Nine Months Ended September 30, 2011 and 2010:

	Nine Months Ended
	September 30,		Increase
	2011	2010	(Decrease)
	(unaudited, in thousands)

Revenues	$—	$—	$—
Expenses:
Research and development	28,286	13,672	14,614
General and administrative	4,824	3,065	1,759
Acquired in-process research and development	7,000	2,000	5,000

Operating loss	(40,110)	(18,737)	21,373
Other income (expense), net	(552)	340	(892)

Net loss	$(40,662)	$(18,397)	$22,265

Research and Development Expenses.  Research and development expenses for the nine months ended September 30, 2011 were $28.3 million compared to $13.7 million for the nine months ended September 30, 2010, an increase of $14.6 million. Clinical trial expenses increased by $6.7 million due to growth in the number of patients, active sites and investigators that are participating in our CO-101 clinical trials, as well as the assumption of clinical development costs for CO-338 following the in-licensing of that product candidate in June 2011. Drug product development and manufacturing activities also increased by $1.0 million in support of the CO-101 development. In addition, $3.4 million of the increase was the result of discovery, formulation development and the commencement of preclinical activities associated with CO-1686, a compound that was in-licensed in May 2010. The remaining increase of $3.5 million was due primarily to an increase in salaries, benefits and personnel related costs resulting from additional headcount hired to support the expanding development activities of CO-101 and CO-1686.

General and Administrative Expenses.  General and administrative expenses for the nine months ended September 30, 2011 were $4.8 million compared to $3.1 million for the nine months ended September 30, 2010, an increase of $1.8 million. The increase was primarily attributable to the leasing of new office space in San Francisco, California commencing in May 2010 and in Cambridge, England commencing in August 2010, as well as legal fees associated with patent review and analysis activities for two of our product candidates, and increased travel and information system costs to support company growth. Additionally, stock compensation expense increased by $394,000 relative to the increase in the valuation of our common stock in 2011.

Acquired In-Process Research and Development Expenses.  Acquired in-process research and development expenses for the nine months ended September 30, 2011 was $7.0 million compared to $2.0 million for the nine months ended September 30, 2010, an increase of $5.0 million. The increase was due to the difference in up-front acquisition costs for the development and commercialization rights of CO-338 in comparison to CO-1686. The licensing rights to CO-338 were acquired in June 2011. We made an up-front payment by issuing Pfizer a $7.0 million convertible promissory note, which was recognized as acquired in-process research and development expense. In May 2010, we acquired the global rights to develop and commercialize CO-1686 and made a $2.0 million up-front payment which was recognized as acquired in-process research and development expense.

Other Income (Expense), Net.  Other income (expense), net for the nine months ended September 30, 2011 was $(552,000) compared to $340,000 for the nine months ended September 30, 2010, a change of $(892,000). Interest expense increased by $602,000, resulting from the convertible promissory notes issued to our existing investors and Pfizer during the second quarter of 2011. This variance was also due to a change in the value of the Euro in relation to the U.S. Dollar which created a foreign currency transaction gain to our Euro denominated cash account for the nine months ended September 30, 2011 of $118,000. In the same period for the prior year, we recognized a foreign currency transaction gain of $292,000, resulting in a decrease to other income of $174,000.

Comparison of the Year Ended December 31, 2010 to the Period from April 20, 2009 (Inception) to December 31, 2009:

		Period from
		April 20, 2009
	Year ended	(Inception) to
	December 31,	December 31,	Increase
	2010	2009	(Decrease)

Revenues	$—	$—	$—
Expenses:
Research and development	22,323	1,762	20,561
General and administrative	4,302	2,209	2,093
Acquired in-process research and development	12,000	13,085	(1,085)

Operating loss	(38,625)	(17,056)	21,569
Other income (expense), net	795	(43)	838

Net loss	$(37,830)	$(17,099)	$20,731

Research and Development Expenses.  Research and development expenses were $22.3 million for the year ended December 31, 2010, compared to $1.8 million for the period from April 20, 2009 (inception) to December 31, 2009, an increase of $20.6 million. The increase was due to the commencement of research and development activities in 2010 for our in-licensed compounds CO-101 and CO-1686. Significant 2010 development activities included:

•	increase of $5.5 million related to the commencement of our pivotal clinical trial for CO-101 in January 2010;

•	increase of $4.7 million for CO-101 drug product development, clinical supply manufacturing and distribution;

•	increase of $2.3 million associated with CO-1686 product development and IND enabling activities;

•	increase of $2.0 million for the initiation of additional supporting CO-101 clinical studies;

•	increase of $1.1 million for companion diagnostic development related to both CO-101 and CO-1686; and

•	increase of $4.0 million to salaries, benefits and other personnel costs to support the growth in our 2010 development activities.

General and Administrative Expenses.  General and administrative expenses for the year ended December 31, 2010 were $4.3 million compared to $2.2 million for the period from April 20, 2009 (inception) to December 31, 2009, an increase of $2.1 million. The increase was due primarily to an increase of $0.9 million in personnel related expenses to support corporate operational activities and the commencement of research and development activities for CO-101 and CO-1686 in 2010. In addition, office lease expense increased by $0.9 million due to new lease agreements for the Boulder, Colorado and San Francisco, California locations, effective in December 2009 and May 2010, respectively. In addition, we commenced operations in May 2009 and, as such, expenses for the period ended December 31, 2009 reflect only a partial year’s activity.

Acquired In-Process Research and Development Expenses.  The rights to develop and commercialize CO-101 in North America, Central America, South America and Europe were licensed from Clavis in November 2009. As part of the in-license transaction, we recognized $13.1 million in 2009 as acquired in-process research and development expense. In November 2010, we made a payment of $10.0 million to Clavis to expand the territory rights under the license agreement to include Asia and other international markets and we recorded this payment as acquired in-process research and development expense. The acquired in-process research and development expense associated with CO-101 decreased $3.1 million for the year ended December 31, 2010 in comparison to the period from April 20, 2009 (inception) to December 31, 2009 as a result of the transactions described above. This reduction was partially offset by the acquisition of the worldwide rights to CO-1686 in May 2010. We recognized the up-front payment of $2.0 million for CO-1686 rights as acquired in-process research and development expense during 2010.

Other Income (Expense), Net.  Other income (expense), net for the year ended December 31, 2010 was $795,000 compared to $(43,000) for the period from April 20, 2009 (inception) to December 31, 2009, a change of $838,000. The net change to other income (expense) was largely due to a $489,000 award received in 2010 under the Qualifying Therapeutic Discovery Project Program for the development of CO-101 and CO-1686. In addition, $232,000 was due to the strengthening of the Euro value in relation to the U.S. Dollar over the 2010 year, which created an exchange gain to our Euro denominated cash account. The Euro cash account was established in May 2010 and had no impact in the period ended December 31, 2009.

Liquidity and Capital Resources

We have funded our operations primarily through the private placement of equity and convertible debt securities. As of September 30, 2011, we have received $75.5 million in net proceeds from the issuance of convertible preferred stock. In May and June 2011, we received proceeds of $28.0 million through the issuance of convertible promissory notes. The outstanding principal amount and all accrued and unpaid interest thereon will convert into shares of our common stock immediately prior to the closing of this offering at a price per share equal to our initial public offering price set forth on the cover page of this prospectus. As of September 30, 2011, we had cash, cash equivalents and available for sale securities totaling $22.0 million.

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

		Period from
		April 20, 2009
	Year Ended	(Inception) to	Nine Months Ended
	December 31,	December 31,	September 30,
	2010	2009	2011	2010
			(unaudited)	(unaudited)

Net cash used in operating activities	$(34,011)	$(17,955)	$(27,165)	$(16,174)
Net cash provided by (used in) investing activities	(12,821)	(270)	9,169	(16,922)
Net cash provided by financing activities	29	75,536	27,441	2
Effect of exchange rate changes on cash and cash equivalents	—	—	39	—

Net increase (decrease) in cash and cash equivalents	$(46,803)	$57,311	$9,484	$(33,094)

Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. The significant increase in cash used in operating activities for the year ended December 31, 2010 compared to the period from April 20, 2009 (inception) to December 31, 2009 is due to an increase in research and development expenses as we commenced development work on CO-101 and CO-1686 following the in-licensing of those programs in November 2009 and May 2010, respectively. In addition, we commenced operations in May 2009 and, as such, the period ended December 31, 2009 reflects only a partial year of activity. The increase of $11.0 million to cash used in operating activities for the nine months ended September 30, 2011 in comparison to the same period in the prior year was due to an increase in clinical trial costs for CO-101 resulting from an increase in the number of patients enrolled and sites activated for our ongoing LEAP trial and commencement of CO-1686 research and development activities, a product candidate we in-licensed in May 2010.

Investing Activities

The cash provided by (used in) investing activities for all periods primarily reflects the purchase of available for sale securities offset by maturities and sales of available for sale securities. The net use of cash for these activities increased from zero in 2009 to $12.0 million in 2010 as we invested a portion of the proceeds received from the sale of convertible preferred stock in November 2009 in available for sale securities. In addition, we purchased $0.8 million in property and equipment in 2010 compared to $0.3 million in 2009. The increase of $26.1 million in cash provided by investing activities for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was due primarily to a reduction of cash outflows for the purchase of available for sale securities of $27.1 million during the first nine months of 2011.

Financing Activities

The cash provided by financing activities in 2009 is the result of the sale and issuance of 5,044,828 shares of our Series A-1 convertible preferred stock for net proceeds of $9.9 million, 5,044,828 shares of our Series A-2 convertible preferred stock for net proceeds of $15.1 million, and 10,919,540 shares of our Series B convertible preferred stock for net proceeds of $50.4 million. Cash provided by financing activities for the nine months ended September 30, 2011 are due to the issuance of $28.0 million principal amount of 5% convertible promissory notes for cash in the second quarter of 2011 and the exercise of stock options of $1.1 million, offset by stock issuance costs of $1.5 million for our planned IPO.

Operating Capital Requirements

Assuming we successfully complete clinical trials and obtain requisite regulatory approvals, we do not anticipate commercializing any of our product candidates until 2014 at the earliest. As such, we anticipate that we will continue to generate significant losses for the next several years as we incur expenses to complete our development activities for each of our programs, including clinical trial activities, companion diagnostic development, drug development, establishing our commercial capabilities, and expanding our general and administrative functions to support the growth in our research and development and commercial organizations. In addition, the report of our independent registered public accounting firm on our financial statements appearing at the end of this prospectus contains an explanatory paragraph stating that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. We believe that the successful completion of this offering will eliminate this doubt and enable us to continue as a going concern; however, if we are unable to raise sufficient capital in this offering, we will need to obtain alternative financing or significantly modify our operational plan for us to continue as a going concern.

The net proceeds from this offering alone will not be sufficient to fund our operations through successful development and commercialization of our product candidates. As a result, we will need to raise additional capital following this offering to fund our operations and continue to conduct clinical trials to support additional development and potential regulatory approval, make milestone payments to our licensors and commercialize our product candidates.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and available for sale securities, will allow us to fund our operating plan through at least the next 12 months. If our available cash and cash equivalents and available for sale securities are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our shareholders.

In addition, if we raise additional funds through the issuance of debt securities or convertible preferred stock, these securities may have rights senior to those of our common stock and could contain covenants that would restrict our operations. Furthermore, any such required additional capital may not be available on reasonable terms, if at all. If we were unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of our planned development and commercialization activities, which could harm our business.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amounts of our working capital requirements. Our future funding requirements will depend on many factors, including but not limited to:

•	the number and characteristics of the product candidates, companion diagnostics, and indications we pursue;

•	the achievement of various development, regulatory and commercial milestones resulting in required payments to partners pursuant to the terms of our license agreements;

•	the scope, progress, results and costs of researching and developing our product candidates and related companion diagnostics and conducting clinical and preclinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates and companion diagnostics;

•	the cost of commercialization activities, if any, of our product candidates are approved for sale, including marketing and distribution costs;

•	the cost of manufacturing any of our product candidates we successfully commercialize;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and outcome of such litigation; and

•	the timing, receipt and amount of sales, if any, of our product candidates.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2010 (in thousands):

		Less than			More than
	Total	1 Year	1 to 3 Years	3 to 5 Years	5 Years

Operating lease obligations	$2,198	$665	$1,140	$393	—

In addition, we have certain obligations under licensing agreements with third parties contingent upon achieving various development, regulatory and commercial milestones. Pursuant to our license agreement with Clavis for the development and commercialization of CO-101, we may be required to pay Clavis an aggregate of up to $115.0 million if certain clinical study objectives and regulatory filings and approvals are achieved. Further, we may be required to pay Clavis up to an aggregate of $445.0 million in sales milestone payments if certain annual sales targets are met for CO-101. Subject to certain conditions set forth in the license agreement, Clavis may elect to co-develop and co-promote CO-101 in Europe. If Clavis were to make this election, it would be required to reimburse us for a portion of both past and future development costs. In addition, the milestone payments described above would be reduced. Pursuant to our license agreement with Avila for the development and commercialization of CO-1686, we may be required to pay Avila an aggregate of up to $119.0 million if certain clinical study objectives and regulatory approvals are achieved, including $4.0 million payable upon our planned filing of an IND for CO-1686 in the first quarter of 2012. Further, we may be required to pay Avila an aggregate of up to $120.0 million in sales milestone payments if certain annual sales targets are met for CO-1686. Pursuant to our license agreement with Pfizer for the development of CO-338, which was signed in June 2011, we may be required to pay Pfizer up to an aggregate $259.0 million in milestone payments upon the successful attainment of development, regulatory and sales milestones. Finally, pursuant to terms of each of these license agreements, we will pay royalties to our licensors on sales, if any, of the respective products.

In May and June 2011, we issued an aggregate $35.0 million aggregate principal amount of 5% convertible promissory notes in two separate transactions as described under the heading “Convertible Promissory Notes”. Upon the completion of this offering, the principal balance and all accrued and unpaid interest due on the notes will be converted into shares of our common stock at a per share price equal to the initial public offering price shown on the cover page of this prospectus.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the rules promulgated by the SEC.

Tax Loss Carryforwards

As of December 31, 2010, we have federal net operating loss carryforwards of $24.4 million to offset future federal income taxes. We also have federal research and development tax credit carryforwards of $7.2 million to offset future federal income taxes. The federal net operating loss carryforwards and research and development tax credit carryforwards expire at various times through 2030. The federal tax credits expire at various times through 2030. To date, there have not been any ownership changes under Section 382 of the Code that would limit the amount of net operating loss carryforwards and tax credit carryfowards available in future years. However, the occurrence of certain events, including significant changes in ownership interests, may limit the amount of the tax carryforwards available in future years. At December 31, 2010, we recorded a 100% valuation allowance against our net operating loss and research and development tax credit carryforwards of approximately $16.6 million, as we believe it is more likely than not that the tax benefits will not be fully realized. In the future, if we determine that a portion or all of the tax benefits associated with our tax carryforwards will be realized, net income would increase in the period of determination.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk related to changes in interest rates. As of December 31, 2010 and September 30, 2011, we had cash, cash equivalents and available for sale securities of $22.3 million and $22.0 million, respectively, consisting of money market funds, U.S. government and agency obligations, and corporate debt securities. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our investments are in short-term securities. Our available for sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

We contract with CROs, investigational sites, and contract manufacturers globally. We may be subject to fluctuations in foreign currency rates in connection with these agreements. While we periodically hold foreign currencies, primarily Euros, we do not use other financial instruments to hedge our foreign exchange risk. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. As of September 30, 2011 and December 31, 2010, approximately 24% and 23% of our total liabilities, excluding our convertible promissory notes, respectively, were denominated in currencies other than the functional currency.

The convertible promissory notes we issued in May and June 2011 bear interest at a fixed rate. As a result we have limited exposure to changes in interest rates. In addition, these convertible promissory notes will convert into shares of our common stock upon the completion of this offering.

Recently Adopted Accounting Standards

We have not recently adopted any new accounting standards. There are no recently issued accounting standards that have a material impact on us.

Financial Statements and Supplementary Data

Reference is made to the consolidated financial statements, the report thereon, and the notes thereto, commencing at page F-1 of the consolidated financial statements included in this prospectus.

BUSINESS

Overview

We are a biopharmaceutical company focused on acquiring, developing and commercializing innovative anti-cancer agents in the United States, Europe and additional international markets. We target our development programs for the treatment of specific subsets of cancer populations, and seek to simultaneously develop, with partners, companion diagnostics that direct our product candidates to the patients that are most likely to benefit from their use. We are currently developing three product candidates for which we hold global marketing rights: CO-101, a lipid-conjugated form of the anti-cancer drug gemcitabine, which is in a pivotal study in a specific patient population for the treatment of metastatic pancreatic cancer; CO-1686, an orally available, small molecule epidermal growth factor receptor, or EGFR, covalent inhibitor that is currently in preclinical development for the treatment of non-small cell lung cancer, or NSCLC, in patients with activating EGFR mutations, including the initial activating mutations, as well as the primary resistance mutation, T790M; and CO-338, an orally available, small molecule poly (ADP-ribose) polymerase, or PARP, inhibitor being developed for various solid tumors that is currently in a Phase I clinical trial.

We believe that discovery productivity exceeds development capacity in oncology, and we have built our organization to meet the need for innovative patient-specific oncology drug development. To implement our strategy, we have assembled an experienced team with core competencies in global clinical development and regulatory operations in oncology, as well as conducting collaborative relationships with companies specializing in companion diagnostic development. As our product candidates mature, we intend to build our own commercial organizations in major global markets and contract with local distributors in smaller markets.

The most common anti-cancer drug therapies typically address cancers within a specific organ as a single disease as opposed to a collection of different disease subtypes, often resulting in poor response rates and minimal effect on overall survival. We believe the oncology community is increasingly recognizing that tumors in a particular organ have unique pathologic and molecular characteristics that may warrant different treatment strategies. By better understanding differences in tumor biology and underlying disease pathways, researchers are identifying biomarkers to guide development of targeted oncology therapies, with streamlined clinical trials, stratified patient populations and improved patient outcomes. We believe that targeted therapies and companion diagnostics offer a patient-tailored approach to the treatment of cancers with improved diagnosis and outcomes.

Our pipeline consists of the following three product candidates, each of which is being developed for selected patient subsets:

•	CO-101-Our most advanced product candidate, CO-101, is currently in a pivotal clinical study comparing CO-101 to gemcitabine in patients with metastatic pancreatic cancer for use as an initial therapy recommended for treatment of the disease, or a so-called “first-line treatment”. We expect to complete enrollment for this trial in the first quarter of 2012 and report top line results as to overall survival in the prespecified hENT1-low patient subset in the fourth quarter of 2012. CO-101 is a novel, patented, lipid-conjugated form of the anti-cancer drug gemcitabine that is designed to treat patients with pancreatic cancer whose tumors express low amounts of a membrane transporter protein on the surface of the cancer cell known as hENT1 and are thus expected to be resistant to standard gemcitabine-based therapy. Based on the published results of multiple studies assessing the correlation of hENT1 expression to survival outcomes in pancreatic cancer patients treated with gemcitabine, which found similar distributions of pancreatic cancer patients with low expressions of hENT1, we believe that approximately 50% of pancreatic cancer patients express low levels of hENT1, and thus derive little or no benefit from gemcitabine therapy. We have partnered with Ventana Medical Systems for the development and commercialization of a companion diagnostic for the assessment of hENT1 levels.

•	CO-1686-Our second product candidate, CO-1686, is an orally available, small molecule covalent inhibitor of the cancer-causing mutant forms of EGFR for the treatment of NSCLC. Because CO-1686 targets both the initial activating mutations as well as the primary resistance mutation, T790M, it has the potential to treat NSCLC patients with EGFR mutations, both as a first-line treatment, or as a therapy recommended for patients when a first-line treatment has been ineffective, a so-called “second-line treatment”. CO-1686 is currently in preclinical development and we plan to file an Investigational New

Drug application, or IND, in the first quarter of 2012. We have designed an accelerated clinical development program for CO-1686, and if successful, have a goal of filing a New Drug Application, or NDA, for an initial indication within approximately four years of filing our IND. We have partnered with Roche Molecular Systems, Inc., or Roche, for the development and commercialization of a companion diagnostic for EGFR mutations.

•	CO-338-Our third product candidate, CO-338, is an orally available, small molecule PARP inhibitor being developed for use as monotherapy or in combination with chemotherapeutic agents for the treatment of various cancers. CO-338 is currently in a dose ranging Phase I clinical trial in combination with carboplatin chemotherapy for the treatment of solid tumors. This program is supplemented by two investigator-sponsored trials of CO-338 for the treatment of breast and ovarian cancers. We intend to initiate a Phase I monotherapy study of the oral formulation in the fourth quarter of 2011 to determine an appropriate dose and schedule for long term administration.

We were founded in April 2009 by former executives of Pharmion Corporation, which successfully developed and commercialized novel oncology products in the United States and Europe and was ultimately acquired by Celgene Corporation in 2008. Our investors include the following entities or their affiliates: Domain Associates, New Enterprise Associates, Versant Ventures, Aberdare Ventures, Abingworth Bioventures, Frazier Healthcare Ventures, Pfizer Inc., ProQuest Investments and our management team.

Our Strategy

Our strategy is to acquire, develop, and commercialize innovative anti-cancer agents in the United States, Europe and additional international markets in oncology indications with significant unmet medical need. The critical components of our business strategy include the following:

•	Focus on oncology. The oncology market is characterized by a number of disorders with high rates of recurrence and a limited response from current therapies or treatments. Many of these therapies include severe side effects. New oncology product candidates addressing unmet medical needs or providing superior safety profiles are frequently the subject of expedited regulatory reviews and, if approved, can experience rapid adoption rates. We believe that the increasing role of targeted therapies and companion diagnostics to identify selected patient subsets in oncology presents the potential for improved patient outcomes.

•	Focus on compounds where improved outcomes are associated with specific biomarkers. Our licensing strategy to date has been to prioritize opportunities in which a strong biological hypothesis has been established linking a specific characteristic or biological state of a cell, or biomarker, with improved outcomes for the product candidate. As evidenced by the proliferation of studies focused on the biomarkers of specific cancers, significant progress has been made over the last several years in the identification of molecular targets and pathways that more narrowly specify the causes of cancer and the variation in responses to different therapies experienced by patient subsets with a particular cancer or tumor type. In certain cases, the underlying science has progressed to the point that subset patient populations deriving little or no benefit from existing therapies can be identified and targeted by newly developed therapies, such as our product candidates. We believe that the identification of such subsets, and the correlation of their specific characteristics to the drug under development, should increase the clinical benefit to targeted patients and the probability of success in our clinical trials. Such patient identification should also enable us to design clinical trials that may be completed more rapidly than has traditionally been the case, and, if successful, to achieve clinical outcomes for the targeted group that are sufficiently attractive to support the risk/benefit metrics of healthcare payors.

•	Combine companion diagnostics with drug development efforts to realize superior clinical outcomes. A companion diagnostic is a test or measurement intended to assist physicians in making treatment decisions for their patients. Companion diagnostics do so by identifying the presence of biomarkers, and physicians use this information to select a specific drug or treatment to which their patient will most likely respond. Our development strategy is based on the premise that we can utilize effective companion diagnostics to identify different patient subsets who we believe will uniquely benefit from our product candidates. We are partnering to develop these companion diagnostics for use in the clinical development and ultimate commercial utilization of our product candidates. Because we do not develop diagnostics internally, we are able to select from among all available technologies when choosing a partner for our programs under development. This flexibility allows us to choose the most appropriate partner and diagnostic platform for each program under development and affords us the best chance of clinical success. We have partnered with experienced diagnostic companies that we believe have the ability and commitment to gain the required regulatory approvals and support global commercialization for these companion diagnostics.

•	Manage and control global development activities and regulatory operations. We believe our development and regulatory experience enables us to devise time- and cost-efficient strategies to develop and obtain regulatory approvals for new drugs, and to identify the regulatory pathway that allows us to get a product candidate to market as quickly as possible. Unlike many early stage biotechnology and pharmaceutical companies that have development or regulatory capabilities only in the country in which they are located, we have assembled an experienced team with a successful track record at managing global clinical development activities, and with multinational expertise in obtaining regulatory approvals for new drugs and in maintaining compliance with the regulations governing the sales, marketing and distribution of pharmaceutical products. We believe we can manage a global development program without local partners. We manage critical functions in house, including clinical development, biostatistics, pharmaceutical development, molecular diagnostics and clinical and regulatory operations, and we outsource certain activities where economically and strategically appropriate.

•	Seek and maintain global commercial rights. We believe that it is very important to maintain global rights to our product candidates, and that we can build our own commercial organizations in major pharmaceutical markets as well as a network of third-party distributors in smaller markets. We believe there are a relatively small number of oncologists practicing in each of the major pharmaceutical markets and an even smaller number of oncology opinion leaders who significantly influence the types of drugs prescribed in cancer therapy. We therefore believe that we can effectively reach the oncology markets with a relatively small sales and marketing organization focused on these physicians and oncology opinion leaders. As a result, we plan to maintain commercial autonomy and will not require a pharmaceutical partner for commercialization activities. By managing the global sales and marketing of our products on our own, we believe we can provide uniform marketing programs and consistent product positioning, pricing and labeling. Finally, by controlling commercial activities ourselves in major markets, we will retain the vast majority of the revenues from our product candidates.

Product Candidates

Consistent with our strategy, each of our initial three in-licensed product candidates, for which we hold global marketing rights, is being developed for selected patient subsets. The following table summarizes the status of our product pipeline:

CO-101 - a Lipid-Conjugated form of the Anti-Cancer Drug Gemcitabine

Overview

CO-101 is a new chemical entity that we in-licensed in November 2009 from Clavis Pharma ASA, a publicly traded biotechnology company based in Oslo, Norway. CO-101 is a novel, patented, lipid-conjugated form of the anti-cancer drug gemcitabine. CO-101 is designed to treat patients with pancreatic cancer whose tumors express low amounts of a membrane transporter protein known as hENT1 and thus are expected to be resistant to standard gemcitabine-based therapy. CO-101 is currently in an international, randomized, controlled 360-patient Phase II clinical study comparing CO-101 to gemcitabine for the first-line treatment of metastatic pancreatic cancer. We expect to complete enrollment for this trial in the first quarter of 2012 and report top line results as to overall survival in the prespecified hENT1-low patient subset in the fourth quarter of 2012. While we have not sought a Special Protocol Assessment, or SPA, from the U.S. Food and Drug Administration, or FDA, for this trial, for the reasons set forth under “—Regulatory Strategy” below, we believe that if its results are positive, this study will serve as a pivotal trial for CO-101 and enable us to file a New Drug Application, or NDA, with the FDA and a Marketing Approval Application, or MAA, with the European Medicines Agency, or EMA, in mid-2013. We are also conducting clinical trials of CO-101 for the second-line treatment of pancreatic cancer.

Pancreatic Cancer Market Overview

According to the American Cancer Society, over 43,000 new cases of pancreatic cancer occurred in the United States in 2010. In addition, according to Pancreatic Cancer Action Network, over 60,000 new cases are reported each year in the European Union and according to a study published in Cancer Chemotherapy and Pharmacology in 2004, over 20,000 new cases are reported annually in Japan. According to Medical, Surgical & Radiation Oncology (9th Edition, 2005), 85% of patients with pancreatic cancer present with unresectable, locally advanced, also referred to as Stage III, or metastatic, also referred to as Stage IV, disease. Even after surgical resection and adjuvant chemotherapy or radiotherapy for apparently localized disease, these patients often experience early recurrence and rapid disease progression. As a result, according to the American Cancer Society, pancreatic cancer has one of the highest mortality rates among all cancers, with estimates for one- and five-year overall survival of 24% and 5%, respectively, in the United States.

The standard first-line treatment for patients with unresectable or metastatic disease is gemcitabine, given as monotherapy. Gemcitabine was originally introduced in the United States in 1996 under the brand name Gemzar®, and is now widely available as a generic drug. Gemcitabine is part of a class of drugs known as nucleoside analogues and can be used alone or in combination with other chemotherapy agents in the treatment of various malignancies, including pancreatic, NSCLC, breast, and ovarian cancers. Current guidelines of the National Comprehensive Cancer Network list gemcitabine monotherapy as an appropriate therapy for all pancreatic cancer patients eligible for cytotoxic therapy. Although the drug Tarcevatm (erlotinib) is approved in combination with gemcitabine in patients with metastatic pancreatic cancer, this combination involves increased toxicity and has been shown to confer a median survival benefit of only approximately two weeks when compared to gemcitabine monotherapy. Alternative therapies for the treatment of pancreatic cancer include: FOLFIRINOX (combination 5-fluorouracil (5-FU), leucovorin, irinotecan and oxaliplatin), gemcitabine combination therapy or capecitabine. Some patients initially respond to cytotoxic chemotherapy, but all eventually progress, and many fail to derive even an initial benefit from such treatment. There are no approved second-line treatments for pancreatic cancer, and in practice, for those patients that do receive second-line treatment, it is typically a treatment that was not utilized in the first-line setting. Based upon a survey which we commissioned in 2009 of approximately 25 physicians in the United States and Europe, we believe that the consequence of this treatment paradigm is that approximately 80% of all pancreatic cancer patients will receive gemcitabine during their disease course.

Targeting Gemcitabine Non-Responders: the hENT1 Hypothesis

For gemcitabine to kill cancer cells, it must enter them through specific membrane transporters, or channels, on the surface of the cancer cells. The human equilibrative nucleoside transporter 1, or hENT1, is believed to be the dominant transporter for gemcitabine. As a consequence, it is believed that tumor cells with low hENT1 expression will be resistant to gemcitabine therapy. This was first supported by clinical data in 2004. Specifically, Clinical Cancer Research reported the study results of 21 metastatic pancreatic cancer patients treated with gemcitabine. This study demonstrated that survival after gemcitabine therapy was positively correlated with hENT1 expression. As shown in the figure below, also referred to as a Kaplan-Meier estimate of survival, patients with a high level of hENT1 expression had a median overall survival of 13 months compared to four months for those patients with a low level of hENT1 expression when treated with gemcitabine.

Kaplan-Meier estimate of survival in gemcitabine-treated hENT1-high and hENT1-low pancreatic cancer patients.

*hENT1-high = all tumor cells had detectable hENT1 protein by IHC
Source: Spratlin et al. Clin Can Res(2004)

This correlation of overall survival and hENT1 expression in pancreatic cancer patients treated with gemcitabine has been further demonstrated in multiple studies. For example, in 2009, a study published in Gastroenterology reported the results of a retrospective analysis of randomized samples collected from 198 pancreatic cancer patients between 1998 and 2002 comparing treatment with gemcitabine versus 5-FU. Patients in this study treated with gemcitabine who had a high level of hENT1 expression had a median overall survival of 21 months, compared to a median overall survival of 16 months for gemcitabine-treated patients with low hENT1 expression and 12 months for gemcitabine-treated patients with no hENT1 expression. Importantly, the results of this study also demonstrated that there was no correlation between overall survival and hENT1 expression for patients treated with 5-FU. This suggests that the correlation between survival and hENT1 expression is specific to pancreatic cancer patients treated with gemcitabine and not a prognostic marker. The Kaplan-Meier curves for this study are shown in the figure below.

Source: Farrell et al. Gastroenterology 2009:136:187-195

A positive, and statistically significant association is seen between tumor hENT1 expression and overall survival for recipients of gemcitabine (left, p=0.002 for high vs. no hENT1, p=0.03 for low vs. no hENT1), but not for recipients of 5-FU (right, p=not significant). hENT1 expression was characterized as no, low or high. “High hENT1” was defined by strong reactivity in greater than 50% of neoplastic cells on IHC, whereas “no hENT1” was defined as no staining in greater than 50% of neoplastic cells. A score of low hENT1 staining was given to all cases in between.

The table below summarizes a number of studies conducted over the past several years that have repeatedly confirmed the correlation between survival outcomes for pancreatic cancer patients treated with gemcitabine and their hENT1 expression and repeatedly found distributions of pancreatic cancer patients with low expressions of hENT1 ranging from 40% to 60% of all pancreatic cancer patients.

In the Spratlin study, samples defined as hENT1-high had uniformly detectable hENT1 and samples defined as hENT1-low had 10-100% of tumor cells without detectable hENT1. In the Giovanetti study, a median hENT1 expression was established based on gene expression levels, and samples with hENT1 expression over the median were defined as hENT1-high and samples with hENT1 expression under the median were defined as hENT1-low. In the Farrell study, hENT1-high was defined by strong reactivity in greater than 50% of neoplastic cells on IHC, no hENT1 was defined as no staining in greater than 50% of neoplastic cells and hENT1-low was defined as all cases in between. In the Morinaga study, a median hENT1 expression was established based on an assessment of intensity of sample staining and the percentage of positive tumor cells, and samples with hENT1 expression over the median were defined as hENT1-high and samples with hENT1 expression under the median were defined as hENT1-low. In the Marechal study, a median hENT1 expression was established based on an assessment of intensity of sample staining, and samples with hENT1 expression over the median were defined as hENT1-high and samples with hENT1 expression under the median were defined as hENT1-low.

These studies were conducted independently of each other with different personnel, methodologies, criteria and protocols, including different definitions of hENT1 expression. Indeed, as is described below, one of the principal concepts underlying the LEAP clinical trial was our decision to arrive at our own definition of a low level of hENT1 expression, based upon our retrospective analysis of existing tissue samples from other trials and using the companion diagnostic we have developed with Ventana, and to then apply this definition prospectively in our LEAP clinical trial.

CO-101: Addressing Patients with Low Levels of hENT1

CO-101, also known as gemcitabine-5’-elaidate, is a new chemical entity that is derived by adding a fatty acid to the gemcitabine chemical structure, creating a lipid-conjugate. In contrast to the conventional form of gemcitabine, the lipid-conjugate enables CO-101 to enter cancer cells without the need for a specific membrane transporter protein on the surface of the cancer cell known as hENT1, as evidenced by the accumulation of active drug metabolite inside cells with low hENT1 that are treated with CO-101. CO-101 is thus designed to address the unmet need of patients with pancreatic cancer whose tumors express low amounts of hENT1 and are thus expected to be resistant to standard gemcitabine-based therapy. Based on the published results of multiple studies assessing the correlation of hENT1 expression to survival outcomes in pancreatic cancer patients treated with gemcitabine, we believe that approximately 50% of pancreatic cancer patients express low levels of hENT1. CO-101 has a broad spectrum of anti-proliferative activity in vitro and antitumor activity in a wide range of mouse and human tumor models in vivo. These tumor models are similar to those used for evaluating the in vivo activity of gemcitabine.

CO-101 Clinical Development

LEAP Study: Pivotal Trial of CO-101 in First-Line Pancreatic Cancer. In mid-2010, we commenced a pivotal study of CO-101, which we refer to as LEAP (Low hENT1 and Adenocarcinoma of the Pancreas). We plan to enroll a total of

360 patients across approximately 90 sites in North and South America, Europe and Australia. This open-label, randomized, controlled, multicenter study compares CO-101 to gemcitabine as a first-line treatment in patients with metastatic pancreatic cancer. The primary objective of this study is to compare the overall survival of patients with metastatic pancreatic cancer and low hENT1 expression that are treated with CO-101 versus gemcitabine. Secondary endpoints include overall survival in all patients and in patients with high hENT1 expression, disease response rate, and drug tolerability and toxicity. Patients enrolled in the trial are being randomized on a one-to-one basis to receive either CO-101 or gemcitabine. Patients receiving CO-101 are dosed at 1250mg/m2 delivered through intravenous infusion once per week for three out of every four weeks. Gemcitabine patients are dosed at its standard prescribing regimen of 1000mg/m2 delivered through intravenous infusion once per week for seven weeks, followed by one week of rest and then once per week for three out of every four weeks. We expect enrollment to be completed in the first quarter of 2012. The study was designed to show that gemcitabine will have no better effect than best supportive care in hENT1-low patients, and that CO-101 will perform in hENT1-low patients similarly to the way gemcitabine does in hENT1-high patients. Since, according to its FDA approved prescribing information, gemcitabine has a median overall survival of 5.7 months in metastatic pancreatic cancer patients, we have designed the study to show a median survival of approximately 4 months for gemcitabine in hENT1-low patients, which is consistent with best supportive care, versus 7.7 months for CO-101 in hENT1-low patients. While multiple publications support this hypothesis, the LEAP trial is the first prospective test of this hypothesis. We expect to report top line overall survival data from this trial in the fourth quarter of 2012. While we have not sought an SPA from the FDA for this trial, we believe that if its results are positive, this study will serve as a pivotal trial for CO-101 and enable us to file a NDA with the FDA and a MAA with the EMA in mid-2013.

To test the primary hypothesis that CO-101 is more effective than gemcitabine in pancreatic cancer patients with low levels of hENT1, we need to develop an in vitro diagnostic, or IVD, product to reliably measure tissue hENT1 expression and enable prospective classification of patients as either hENT1 high or hENT1 low. We are collaborating with Ventana Medical Systems, Inc., part of the Roche Group, or Ventana, to develop the IVD using an IHC based approach. Key characteristics of this companion diagnostic are:

•	Ability to analyze accessible tissue: Patients with metastatic pancreatic cancer typically have liver metastases which can be biopsied quite easily and analyzed by IHC;

•	Simple assay/local analysis: IHC is a standard laboratory technique that is widely utilized and does not require samples to be sent off-site for analysis;

•	Based on existing technology: Ventana utilized established IHC diagnostic techniques to develop a validated hENT1 IHC assay using knowledge already gained from IHC hENT1 assays developed by academics;

•	Regulatory precedent: IHC IVDs have previously been approved by the FDA as companion diagnostics for cancer therapeutics, including Ventana’s PATHWAY HER-2/neu assay intended to assist in the assessment of breast cancer patients for whom Herceptin treatment is considered; and

•	Reimbursement: IHC diagnostic kits are widely reimbursed by health care payors.

In the United States, the marketing approval of this type of IVD requires the submission to and approval by the FDA of a Pre-Market Approval Application, or PMA, submission. We and Ventana will generate data on the IVD, including the necessary analytical and clinical validation studies, with the goal of being in a position to submit a PMA and, assuming a successful outcome for the LEAP trial, seek approval of the PMA for the IHC hENT1 assay substantially simultaneously with the approval of an NDA for CO-101. In the European Union, the EMA is not currently involved in approving companion diagnostics and, instead, Ventana will apply for a CE mark designation in the European Union that will allow it to sell the diagnostic in the European Union.

Study CO-101-002: Establishing a hENT1 Cut-Off.  Having developed the IHC assay with Ventana, we also needed to establish a “cut-off” for determining whether an individual patient is hENT1-high or hENT1-low. This cut-off must be robust such that the assay will provide consistent results when run and interpreted in different geographies by different labs and pathologists. Our goal is for a patient who presents with metastatic pancreatic cancer to undergo a metastasis biopsy and subsequent IHC assay that will be interpreted by a local pathologist, to determine whether a patient is hENT1-low and thus a good candidate for CO-101 therapy. In order to prospectively establish the hENT1-high/low cut-off, we commenced study CO-101-002. Pursuant to the protocol for this study, we collected tumor tissue samples from previously completed clinical studies of gemcitabine for the treatment of pancreatic cancer. Using the Ventana IHC assay, we assessed the hENT1 levels in each of the tissue samples and correlated the hENT1 expression with clinical outcomes. We then defined a cut-off level of hENT1 expression that is optimally associated with overall survival outcomes following gemcitabine therapy. According to the hypothesis, patients with tumor hENT1 expression levels below the cut-off will derive minimal benefit from gemcitabine and will constitute the prospectively defined hENT1-low population in the LEAP trial. Collection and analysis of the tissue samples is complete and we established the hENT1 cut-off in October 2011. Importantly, patients from LEAP will thus be prospectively classified as hENT1-high or -low before data from the ongoing LEAP trial are known. The primary efficacy analysis for LEAP is in hENT1-low patients, and their prospective classification prior to analyzing survival outcomes is important to ensure study integrity. Based on the published results of multiple studies assessing the correlation of hENT1 expression to survival outcomes in pancreatic cancer patients treated with gemcitabine, which found similar distributions of pancreatic cancer patients with low expressions of hENT1, we believe that approximately 50% of pancreatic cancer patients are hENT1-low.

As part of study CO-101-002, we analyzed tissue samples from a large comparative study comparing adjuvant gemcitabine to adjuvant 5-FU in pancreatic cancer. These patient samples were from the same study evaluated by Farrell, et al., and published in Gastroenterology in 2009. In this analysis, using the Ventana hENT1 IHC assay, we were able to establish a rigorous algorithm of two qualitative measurements (intensity of staining and area stained) to stratify patients into hENT1-low and hENT1-high. Using this algorithm, the hENT1-high gemcitabine treated patient population had a median survival of approximately 24 months versus approximately 15 months for the hENT1-low gemcitabine treated population. We also evaluated 5-FU survival outcomes based on hENT1 status and detected no difference in survival related to hENT1. Using this algorithm, approximately two-thirds of patients in both the gemcitabine and 5-FU arms were hENT1-low.

The gemcitabine analysis had a p-value of 0.018 and a hazard ratio of 0.58. In clinical trials, the p-value is the probability of obtaining a test statistic at least as extreme as the one that was actually observed, assuming-as true-the hypothesis that a potential treatment has no effect. A p-value of 0.018 is considered statistically significant. The hazard ratio is a statistical measure of the relative risk of death for patients in different groups. A hazard ratio of 0.58 means that a hENT1-high patient treated with gemcitabine has a 42% lower chance of dying than a hENT1-low patient. The Kaplan-Meier curves for this study are shown in the figure below.

Kaplan-Meier Curves for 38 hENT1-high and 64 hENT1-low Pancreatic Cancer Patients After Receiving Adjuvant Gemcitabine

Kaplan-Meier Curves for 35 hENT1-high and 64 hENT1-low Pancreatic Cancer Patients After Receiving Adjuvant 5-FU

Based on this analysis, as well as that analysis of other tissue samples, we selected this algorithm as the basis for setting the hENT1 cut-off for the LEAP study. In addition, a 16-patient study of matched metastatic and primary tumor samples from the same patients demonstrated 100% correlation of hENT1 classification in the metastatic samples as in the primary samples using our selected algorithm. The hENT1-low population in this study was also approximately 66%.

The following chart shows the LEAP study and companion diagnostic validation study design:

Study CO-101-003: a Phase II Study in Second-Line Pancreatic Cancer.  We are also conducting a Phase II study to evaluate the efficacy of CO-101 as a second-line treatment for pancreatic cancer patients whose disease has progressed after first-line therapy and whose tumor tissue samples demonstrate a complete absence of hENT1 using an IHC diagnostic test. Study CO-101-003 is being conducted at up to 20 investigational centers in the United States. The first patient was enrolled in February 2011 and enrollment is expected to be completed in the fourth quarter of 2012.

Study CO-101-003 uses an open-label, single-arm, two-stage, Phase II design to evaluate CO-101 as second-line therapy in patients with measurable metastatic pancreatic cancer whose best response to gemcitabine as a first-line therapy, measured radiographically after treatment, was progressive disease; that is, patients who received no demonstrable benefit from gemcitabine therapy. Patients receive the same dosing regimen of CO-101 as in the LEAP trial. The primary endpoint for this study is disease control, which is defined as a complete response, partial response, or stable disease using response evaluation criteria in solid tumors, or RECIST, a set of published rules that define when a cancer patient responds, stabilizes, or progresses during treatments. After the first 18 patients have been assessed, the remaining 17 patients will be treated only if three or more patients in the initial 18-patient cohort have exhibited disease control. The study will close when a six-month follow-up has been completed for all patients. If meaningful numbers of patients experience extended stable disease or even partial responses on CO-101, we will view the study as successful in demonstrating CO-101’s activity in second-line pancreatic cancer.

Other Potential Indications for CO-101: the hENT1 Hypothesis Applied to other Cancers.  In addition to its use in pancreatic cancer, gemcitabine is approved, generally in combination with cisplatin, for use in NSCLC, ovarian and breast cancer, and we believe the hENT1 hypothesis could be applicable in each of these types of cancers. A small amount of preliminary data suggests the efficacy of gemcitabine in combination with cisplatin in NSCLC may relate to hENT1 expression. Consequently, we are considering clinical studies of CO-101 in other tumor types, initially NSCLC, and will seek to confirm a hENT1 cut-off using the Ventana IHC assay in these tumors. Testing of the IHC assay will be undertaken using lung tissue samples obtained from previously completed studies of gemcitabine in NSCLC, using a retrospective tissue collection protocol. The primary objective of the study will be to correlate the hENT1 expression with clinical outcomes in order to confirm the cut-off level of hENT1 that is optimally associated with treatment outcomes and survival in NSCLC patients treated with gemcitabine in combination with cisplatin.

Early Clinical Development of CO-101

During its initial development by Clavis Pharma, CO-101, identified by Clavis Pharma as CP4126, was the subject of two clinical trials:

Study CP-4126-201: an Abbreviated Phase II Study Conducted by Clavis Pharma.  In June 2009, Clavis Pharma initiated a Phase II, open-label, multicenter European study evaluating CO-101 in patients with advanced pancreatic cancer. This study started as a single-arm study and included patients with locally advanced as well as metastatic disease, who had no prior chemotherapy for advanced disease. The patients were treated with CO-101 1250 mg/m2 once per week for three out of every four weeks. The primary endpoint was change in a specific tumor marker, CA 19-9, and secondary endpoints were overall survival and overall response rate according to RECIST. Tumor hENT1 status was analyzed using an academically available assay only after patients were enrolled and treatment had begun. The protocol was amended in July 2009 to replace the single-arm treatment with a randomized treatment allocation to either CO-101 or gemcitabine after the first 10 patients had been enrolled in the study.

Upon obtaining the rights to CO-101, we and Clavis made the decision to stop this trial and begin the LEAP study, which, for the reasons set forth in detail below, we believe offers the potential for an accelerated pathway to approval. Due to the small number of patients in each treatment group of the Clavis Pharma trial, meaningful treatment comparisons between CO-101 and gemcitabine with respect to the primary endpoint of CA 19-9 response and overall survival could not be made. Twenty-one patients completed this study. While the study database has not been locked and the final results are therefore subject to change, a preliminary analysis of the data shows the following: two patients in the CO-101 treatment group had a partial response, driving an overall response rate of 13.3%, whereas no patients in the gemcitabine group had a response. Five additional CO-101 patients achieved stable disease, some for a prolonged period, including one patient for 8 months. When analyzed in the subset of patients with metastatic disease and performance status of 0-1, a set of patient criteria similar to the ongoing LEAP study, the median overall survival time for CO-101 recipients was 7.6 months (N=14) versus 5.9 months for patients receiving gemcitabine (N=4). In this same subset, when analyzed by hENT1 status, the median survival time for hENT1-low patients was 9.2 months for CO-101 (N=3) and 3.3 months for gemcitabine (N=1). The activity of CO-101 appeared to be independent of hENT1 status, whereas the activity of gemcitabine appeared to be correlated with hENT1 expression.

Most patients in the study experienced one or more treatment-emergent adverse events, or TEAEs. More than half of the CO-101 patients experienced nausea and/or vomiting, which were the most frequent TEAEs reported and occurred at higher frequencies than gemcitabine. There were 29 Grade 3 and four Grade 4 events in the CO-101 arm, the most significant level of TEAEs. The most frequent Grade 3 or 4 TEAE in CO-101 patients was neutropenia, a reduction in white blood cells. Neutropenia was also one of the events that led most often to dose reduction of CO-101, with the other being thrombocytopenia, or reduction in blood platelet cells, which was rarely assessed as Grade 3 or 4.

Phase I Trial: First in Man Study on CP-4126.  The first-in-human study conducted by Clavis Pharma aimed to determine the maximum tolerated dose and the recommended dose for Phase II studies of CO-101. All 43 patients in the study finished treatment by December 2009. The most frequently reported toxicities were mild (Grade 1-2) nausea, vomiting, anorexia and fatigue. Myelosuppression, the impairment of bone marrow function, was also reported. Pharmacokinetic data suggested that CO-101 was present in plasma in a dose-proportional manner after IV administration. Gemcitabine can also be measured in plasma after CO-101 administration, and at the 1250mg/m2 dose of CO-101, gemcitabine exposure exceeds that seen with conventional gemcitabine given at the standard dose of 1000mg/m2. Based on the dose limiting toxicities, the recommended Phase II dose of CO-101 was determined to be 1250 mg/m2, given as an IV infusion once per week for three out of every four weeks.

Regulatory Strategy

CO-101 LEAP Trial Design and Requirements for Regulatory Approval.  In most cases, the FDA requires at least two adequate and well-controlled clinical trials to support marketing approval. In certain cases, evidence from a single clinical trial may be sufficient, and it is often the case in oncology where there is an unmet medical need. A single trial may be sufficient in cases where a multicenter study provides highly reliable and statistically strong evidence of an important clinical benefit, such as an effect on survival, and in which confirmation of the result in a second trial would be practically or ethically impossible.

We believe that if CO-101 meets the protocol specified endpoints of the LEAP study, this single Phase II clinical study should be sufficient for submission for marketing approval in the United States and the European Union. We have not sought an SPA for the LEAP study because we believe that the overall survival endpoint and other aspects of the study design are consistent with recent clinical guidelines for pancreatic cancer studies, as published in the Journal of Clinical Oncology in 2009. Nevertheless, in September 2010, in response to a briefing document and questions submitted to the FDA, we had a joint meeting with the oncology therapeutic and diagnostic device divisions of the FDA to review the clinical development plan for CO-101 and the development plan for its companion diagnostic. Based on this meeting and our adherence to established guidelines, we believe that this single clinical study could be used for registration if the results are positive. The adequacy of the safety and efficacy database will be a review issue, as with any submission. Similarly, following Protocol Assistance in the European Union, the Committee for Medicinal Products for Human Use, part of the EMA, indicated that a submission based on this single clinical study could be acceptable provided a meaningful survival benefit is demonstrated.

Applications for FDA approval to market a new drug should be based on adequate and well-controlled studies in order to distinguish the effect of the drug from other influences, such as a spontaneous change in the disease, or a biased observation. The reports on adequate and well-controlled studies provide the primary basis for determining whether there is substantial evidence to support the claims for effectiveness of a new drug. The key characteristics considered in determining whether a study is adequate and well-controlled are as follows:

(1) The protocol clearly defines objectives and methods of analysis.

(2) The study design provides a valid comparison with a control and quantitative assessment of drug effect.

(3) The method for selection of subjects assures that they have the disease being studied.

(4) The method of assigning patients to the treatment and control groups minimizes bias and is intended to assure the comparability of the groups.

(5) Adequate measures are taken to minimize bias on the part of the subjects, observers and analysts of the data.

(6) The methods of assessment of response are well-defined and reliable.

(7) The analysis of the results of the study is adequate to assess the effects of the drug.

We believe that the LEAP study protocol meets these requirements and that the study fulfills the criteria of an adequate and well-controlled study. The protocol clearly defines the objectives and patient population. The methods of analysis are subject to a detailed statistical analysis plan. The protocol includes an active treatment control, which is the standard of care, gemcitabine. Various types of control arms can be used, but in oncology an active control is most often used. The sample size for the study is predetermined and the study is powered to provide a quantitative assessment of drug effect and detect a difference between treatments. The selection of subjects follows best practice principles and incorporates the guidance provided in a recent consensus report for clinical trials in pancreatic cancer.

Patients are randomized to therapy with CO-101 or gemcitabine, stratified to ensure the comparability of the groups and precautions are taken to minimize potential bias. The primary efficacy variable is overall survival, which is an objective endpoint and the “gold standard” for measurement of efficacy for oncology clinical trials. Survival is considered the most reliable cancer endpoint and bias is not considered to be a factor in endpoint measurement.

CO-101 has an orphan drug designation in the United States and the European Union for the treatment of pancreatic cancer. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the U.S. and ten years in the European Union. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication. Orphan drug designation must be requested before submitting an NDA or MAA. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process for a drug by the applicable regulatory authority.

The regulations for accelerated approval for new drugs for serious or life threatening illnesses often referred to as subpart H, do not apply to the LEAP study. Although CO-101 is being developed for a serious and life threatening disease, this guidance applies to approvals based on a surrogate endpoint or clinical endpoint other than survival. Since the endpoint in the LEAP study is survival, the NDA would be subject to a regular approval procedure. CO-101 requires the concomitant availability of an in vitro diagnostic device to identify the relevant patient population. This diagnostic needs to be available in parallel with the drug product and therefore the development plan for CO-101 allows for the diagnostic to be developed and validated in a time frame that will allow for regulatory approval at the same time that CO-101 would be approved. We are working with Ventana to develop the data necessary for a PMA submission with the FDA. Assuming a successful outcome of our LEAP study, we expect that Ventana will submit a PMA for the hENT1 IHC assay in parallel with our submission of an NDA for CO-101 such that approval would be expected at the same time for both products.

CO-1686 - an Oral EGFR Mutant-Selective Inhibitor

Overview

CO-1686 is a new chemical entity we in-licensed pursuant to an agreement effective May 2010 from Avila Therapeutics, Inc., a privately held biotechnology company in Waltham, Massachusetts. It is a novel, orally available, small molecule covalent inhibitor of the cancer-causing mutant forms of EGFR for the treatment of NSCLC. Because CO-1686 targets both the initial activating EGFR mutations as well as the primary resistance mutation, T790M, it has the potential to treat both first- and second-line NSCLC patients with EGFR mutations. According to a study published in Clinical Cancer Research in 2008, such initiating activating mutations occur in approximately 10% to 15% of NSCLC cases in Caucasian patients and approximately 30% to 35% of NSCLC cases in East Asian patients. Based on multiple published reports, including a study in Nature Reviews Cancer in 2007, following treatment with Tarcevatm (erlotinib) or Iressatm (gefitinib), approximately half of these patients develop the T790M mutation. CO-1686 is currently in IND enabling studies, and we anticipate filing an IND in the first quarter of 2012.

Market Overview: Resistance to EGFR Tyrosine Kinase Inhibitors, or TKIs, Represents an Unmet Medical Need

Lung Cancer and EGFR TKIs.  According to the American Cancer Society, there were an estimated 223,000 new cases of lung cancer in the United States in 2010, making it the most common type of cancer. In addition, according to Cancer Research UK, there are an estimated 288,000 new cases of lung cancer in the European Union each year and, according to a white paper entitled “Cancer White Paper—Incidence/Death/Prognosis—2004” (Shinoharashinsha Inc.), there are an estimated 85,000 new cases in Japan each year. Lung cancer typically presents relatively late in its clinical course, when locally directed therapy (surgery and radiation) is not curative. The treatment of locally advanced and metastatic lung cancer is a significant unmet medical need.

Lung cancer is typically divided into two groups based upon the histologic appearance of the tumor cells—small-cell and non small-cell lung cancer, each of which is treated with distinct chemotherapeutic approaches. According to the American Cancer Society, NSCLC accounts for approximately 85% of lung cancer cases, and can be subdivided into further histologic subsets—adenocarcinoma, bronchioalveolar, squamous cell, anaplastic and large cell being the most common—although until recently treatment was similar for all of these subsets. The standard of care for treatment of advanced or metastatic NSCLC has historically been a cytotoxic chemotherapy doublet of platinum plus paclitaxel. In the last few years, specifically for non-squamous cell, a subset of NSCLC patients, Avastin® (bevacizumab) has been shown to prolong survival when added to the doublet, and Alimta® (pemetrexed) has replaced paclitaxel on the basis of improved tolerability and ease of administration. Despite these additions, patients with locally advanced or metastatic NSCLC have five-year survival rates of just 24% and 4%, respectively, according to the Survival Epidemiology and End Results program of the National Cancer Institute.

Approximately 10 years ago, orally active small molecule inhibitors of the tyrosine kinase activity of EGFR were introduced into the treatment of lung cancer. The growth-promoting EGFR was known to be frequently expressed on lung cancer cells, often at high levels, and preclinical work had suggested that EGFR TKIs, such as gefitinib and erlotinib, could provide effective cancer therapy in certain patient subsets. Clinical trials were conducted in humans with NSCLC and the drugs were approved by the FDA in 2003 (Iressatm (gefitinib)) and 2004 (Tarcevatm (erlotinib)) for patients who had failed to respond to conventional chemotherapy. It was noted in a study published in Nature Reviews Cancer in 2010 that a small subset of patients experienced profound tumor responses to TKI therapy.

In 2004, it was discovered that the subset of NSCLC patients who experienced dramatic clinical responses to the EGFR TKIs had activating mutations in the EGFR gene in their lung cancer tissue, known as an L858R mutation, rendering the EGFR protein hyperactive. It became clear that the EGFR TKIs potently inhibited the mutant EGFR proteins, switching off their activity and causing dramatic tumor shrinkage in patients. This is an example of “oncogene addiction”, whereby a single gene mutation (EGFR in this case) is absolutely necessary for the proliferation and/or survival of a tumor cell. A corollary of this situation is that inhibition of that single gene product (in this case with TKIs) is therapeutic and drives tumor shrinkage. It was subsequently shown in a study conducted by Jeffrey A. Engelman, et al. published in Clinical Cancer Research in 2008 that EGFR mutations generate tumors with adenocarcinoma histology, and are found in approximately 10% to 15% of Caucasian NSCLC patients and 30 to 35% of East Asian NSCLC patients.

The original approvals of the TKIs made no reference to patient selection, but these new data have suggested that the majority of their therapeutic benefit can be attributed to the subset of patients with activating EGFR mutations. Recent clinical trials have shown that for patients with activating EGFR mutations, treatment with TKIs is superior to standard cytotoxic chemotherapy as it has resulted in superior progression free survival and improved quality of life. Consequently, many cancer therapy guidelines (National Comprehensive Cancer Network and American Society for Clinical Oncology) suggest that patients with adenocarcinoma histology NSCLC should undergo genetic testing for EGFR mutations and TKIs should be used in those patients with identified activating mutations. Molecular testing of NSCLC tissues for EGFR mutations has become standard across many countries, although no specific diagnostic test is included in the regulatory labels for any of the approved TKIs to date.

Resistance to EGFR TKIs.  Despite the success of TKIs in patients with mutant EGFR-related NSCLC, most patients’ disease will progress, typically after approximately one year of therapy. Molecular studies have shown that approximately 50% of the resistant tumors carry a second, acquired resistance mutation in the EGFR gene. This resistance mutation is a specific change in the type of amino acid located at position 790 in the EGFR protein, called a “T790M” mutation. As a consequence of this switch the three-dimensional structure of the TKI binding site changes and thus the EGFR becomes resistant to TKI therapy. This T790M mutation is also called the “gatekeeper” mutation because of its strategically important position in the EGFR protein.

An early approach to therapy for this important resistance mutation was to develop covalent inhibitors, drugs that bind irreversibly through a covalent bond to their receptor target, and permanently inactivate it. There is a specific location on the EGFR protein, a cysteine residue, that is close to the protein’s active site, and is where most covalent drugs bind to in order to achieve their inhibitory effect. We are aware of two product candidates currently in clinical development that bind to this cysteine residue in EGFR, which are referred to as “second generation” TKIs. Both drugs have been tested in patients with the T790M mutation in their EGFR, but no responses have been reported to date. We believe the likely explanation for this effect is that these drugs are extremely potent inhibitors of the normal form of the EGFR, and cause very substantial toxicity in the skin (rash) and intestine (diarrhea) which limits dosing significantly. Patients appear to be unable to tolerate the dose of drug needed to inhibit the T790M mutant EGFR in a lung tumor. Consequently, at present, patients who develop TKI resistance receive standard cytotoxic chemotherapy that carries toxicity and only modest palliative efficacy, and all patients will ultimately succumb to their disease. Thus, patients with mutant EGFR-related NSCLC who also carry the T790 mutation represent a defined subset of patients with a clear unmet medical need.

Opportunity for Clovis

We partnered with Avila to discover and develop an orally active, small molecule covalent inhibitor of the mutant forms of EGFR that does not bind to unmutated or normal EGFR. We identified CO-1686 as a potential product candidate because it has three important potential advantages:

•	potential to effectively treat patients with T790M mutant EGFR NSCLC—a large and growing group of patients, which have been identified with greater frequency due to recently approved guidelines, who today have no effective therapy;

•	potential to effectively treat patients with initial activating mutations in the EGFR who receive “first-generation” TKIs, but develop resistance due to the acquired T790M mutation; CO-1686 would be expected to prevent resistance through this mechanism and may thus cause responses of greater duration than seen with first generation TKIs and extend progression-free survival; and

•	it would not be expected to inhibit normal EGFR in skin or intestine, and thus would be less likely to cause skin rash and diarrhea, which are dose limiting with all other EGFR inhibitors.

Design of CO-1686 — a Targeted Covalent Drug

Most human diseases are rooted in the improper activity of certain proteins. Traditional small molecule drugs, while able to inhibit disease-causing proteins, are generally only able to form transient binding interactions with the disease targets, and thus considered reversible. A covalent drug, however, forms a strong and durable bond with its protein target, known as a covalent bond. A targeted covalent drug is designed to form its covalent bond in a highly directed and controlled manner with a specific site on the disease target. This directed bond formation is key to achieving a distinct selectivity profile that is difficult to achieve with traditional reversible small molecules.

Covalent drugs have been developed by the pharmaceutical industry for decades, with several successfully commercialized, including Nexium®, Plavix® and penicillins. However, these drugs were not intentionally designed to be covalent drugs. Avila has developed a proprietary platform called Avilomicstm to purposefully and systematically design and develop targeted covalent inhibitors. CO-1686 was designed using this platform.

There are a number of drugs both on the market and being developed that inhibit various kinases, including EGFR. Because kinases are structurally similar to each other, it is difficult to design small molecules that selectively inhibit a single kinase that do not also inhibit other kinases to some degree. Most kinase inhibitors are only modestly selective and inhibit a variety of kinases; these are typically referred to as “multi-kinase inhibitors.”

However, because of the design of its bond-forming capability, a targeted covalent drug is potent against the disease target of interest, including EGFR, and due to its selectiveness, it is not potent against other targets, even related targets. This is important to avoid undesired “off-target” side effects which can occur with reversible small molecules, such as multi-kinase inhibitors which are not highly selective.

A targeted covalent approach was employed by Avila in order to design a drug that could potently inhibit the mutant forms of EGFR, while sparing normal EGFR.

Avila designed CO-1686 by identifying a site on the EGFR protein where a covalent bond could be formed and used its proprietary drug design techniques to model chemical structures that could selectively form a bond with this site. These molecules were then synthesized and tested in assays to verify their ability to form targeted covalent bonds and to potently inhibit the mutant forms of EGFR and also to demonstrate that covalent bonds were not formed indiscriminately with other targets.

Preclinical Development

CO-1686 has demonstrated up to 200-fold greater binding selectivity for EGFR activating mutations and the T790M resistance mutation relative to the normal receptor when evaluated in vitro. Binding to normal EGFR can cause significant side effects, such as rash and diarrhea, which have been observed upon treatment with first and second-generation EGFR inhibitors. Furthermore, experiments have been conducted in which human tumor tissue or cells have been implanted in mice or rats. These experiments, known as xenograft models, have demonstrated that CO-1686 can lead to tumor regression in two relevant models of EGFR-driven lung cancer tumors. The H1975 model employs tumors that contain both the L858R activating EGFR mutation and the T790M resistance mutation. This model represents EGFR-driven NSCLC that is resistant to Tarcevatm (erlotinib). Use of CO-1686 in this model demonstrates a dose response with drug activity at doses of 30mg/kg and greater activity at doses of 100mg/kg. In addition, because CO-1686 is designed to spare the normal EGFR receptor, the drug was well tolerated at all dose levels with no apparent body weight loss in the mice, which is a surrogate measure for intestinal toxicity.

CO-1686 is currently in exploratory toxicology studies and undergoing formulation work, to prepare for an IND submission which we expect to file in the first quarter of 2012.

Clinical Development

We have designed an accelerated clinical development program for CO-1686, and if successful, have a goal of filing an NDA for an initial indication within approximately four years of filing our IND. We intend to pursue the development of CO-1686 as both a second-line treatment for EGFR-mutated NSCLC patients who become resistant to TKIs due to the emergence of the T790M mutation and, potentially, as a first-line treatment for EGFR-mutated NSCLC. We expect to initiate a Phase I/II trial of CO-1686 in the first half of 2012. Data from this trial will be used to determine the tolerability and pharmacokinetics of CO-1686, as well as provide evidence of efficacy in selected NSCLC patients with the T790M mutation. We anticipate receiving preliminary data from this trial in the second half of 2013. Once we complete the dose ranging portion of the study, we plan to enroll an expanded cohort of NSCLC patients with the T790M mutation to test the efficacy of CO-1686 in the selected patient subset. If this study is successful, it will be followed by a pivotal trial in T790M mutant positive NSCLC patients as a second-line treatment following TKI failure. At the same time, pending data from the Phase I/II study, we may initiate a study comparing CO-1686 to Tarceva™ (erlotinib) in confirmed EGFR-mutant NSCLC patients.

In addition to the drug development program, we have commenced a collaboration for the development of a companion diagnostic to enable identification of patients with the T790M mutation. We believe such a patient selection tool would enable a focused clinical development plan, thereby enhancing response rate and optimizing the benefit-to-risk ratio for CO-1686. To achieve this goal, we have partnered with Roche to develop a molecular diagnostic test for EGFR mutations including T790M. The eventual goal of the collaboration is to commence a pivotal trial of CO-1686 in patients selected for the T790M mutation using a PCR-based tool. The diagnostic test will be developed in parallel with the clinical development of CO-1686, with the goal of filing a PMA with the FDA in a time frame that would allow for regulatory approval of the companion diagnostic at substantially the same time that CO-1686 would be approved.

CO-338 - a PARP Inhibitor

Overview

CO-338 is a new chemical entity we in-licensed from Pfizer Inc. in June 2011. CO-338, formerly known as PF- 01367338 and AG-014699, is a novel, orally available, small molecule poly ADP-ribose polymerase, known as PARP, inhibitor that we intend to develop as both monotherapy and as a therapy in combination with chemotherapeutic agents for the treatment of patients with cancers predisposed to PARP inhibitor sensitivity. Such cancers include serous ovarian cancer and selected patients with breast cancer. Pursuant to our license agreement with Pfizer, we possess global development and commercialization rights to CO-338.

CO-338 is currently in a Phase I clinical trial to determine the maximum tolerated dose of oral CO-338 that can be combined with IV platinum chemotherapy in the treatment of solid tumors. This program is supplemented by two ongoing investigator-initiated trials, currently using the IV formulation of CO-338: a Phase I/II study in germ-line BRCA mutant breast and ovarian cancer and a Phase II study in the adjuvant treatment of hereditary, or germ-line, BRCA mutant and triple-negative breast cancer, a particularly difficult to treat form of breast cancer. As soon as practical, we intend to replace the IV formulation with the oral formulation in these studies. We also intend to initiate a Phase I monotherapy study of the oral formulation in the fourth quarter of 2011 to determine an appropriate dose and schedule for long term administration.

DNA Repair and PARP

Cells in the human body are under constant attack from agents that can cause damage to DNA, including sunlight and other forms of radiation, as well as DNA-binding chemicals that can cause changes in the composition of DNA. Since DNA is the vehicle by which fundamental information is passed on when a cell divides, it is critical to the integrity of cells and human health that DNA damage can be repaired. Cells have evolved multiple mechanisms to enable such DNA repair, and these mechanisms are complementary to each other, each driving repair of specific types of DNA damage. If a cell’s DNA damage repair system is overwhelmed, then the cell will undergo a form of suicide called apoptosis that appears to operate as a fail-safe system to limit the ability of a mutated cell to proliferate and potentially form a cancer. A fundamental principle of cancer therapy is to damage cells profoundly with radiation or DNA-binding drugs, for example alkylating agents or platinums, and induce apoptosis in those cells, thus killing the cancer cells. DNA repair mechanisms may reduce the activity of these anti-cancer therapies but, conversely, inhibition of DNA repair processes may enhance the effects of DNA-damaging anti-cancer therapy.

Poly-ADP ribose (PAR) is a part of the early warning system for DNA damage, and is synthesized by PARP enzymes on regions of damaged DNA, where it signals to the cell that DNA repair needs to take place. In the absence of PARP, as is seen in gene-knockout mice, cells are unusually sensitive to DNA damage when exposed to radiation or DNA-alkylating agents. There are two major forms of PARP that signal DNA damage in this way, PARP-1 and PARP-2. Knockout of either PARP gene leads to enhanced DNA damage in both instances although the mice may survive. However, the double knockout in which both the PARP-1 and PARP-2 genes are deleted is fatal to the mice at an embryonic stage. We believe that a drug that inhibits both PARP-1 and PARP-2 may have enhanced activity in preventing DNA repair.

As small molecule inhibitors of PARP became available, they were tested for their ability to inhibit DNA damage repair and potentiate the effects of radiation or cytotoxic chemotherapy, and were shown to be potent enhancers of these anti-cancer therapies in preclinical studies. Subsequently, PARP inhibitors have been explored in clinical trials as “chemopotentiators”, often in combination with drugs that add alkyl groups to DNA, such as temozolamide. Results to date have demonstrated anti-cancer activity, but have clearly demonstrated the need for patient selection in order to show compelling data.

Synthetic Lethality

A large advance in the field came when it was recognized that germ-line mutations in the BRCA genes (BRCA1 and BRCA2, two tumor suppressor genes) were associated both with high rates of breast and ovarian cancer in female mutant gene carriers, and also impaired the ability of cells to repair DNA damage. BRCA gene products were shown to be key mediators of DNA repair. The notion was advanced that treatment of BRCA-defective cells with PARP inhibitors could lead to a disabling blow against a tumor cell’s ability to repair DNA and could induce apoptosis. This phenomenon was termed “synthetic lethality” and was demonstrated in a study conducted by H. Farmer, et al., published in Nature in 2005 to be true in vitro, and then, in a study conducted by Peter C. Fong, M.D. et al., published in the New England Journal of Medicine in 2009, it was shown to be valid in humans, as evidenced by women with advanced breast and ovarian cancer and germ-line BRCA mutations experiencing objective tumor responses when treated with monotherapy PARP inhibitors.

Germ-line BRCA mutations are a minority subset of all breast and ovarian cancers, and the hypothesis was explored that some tumors might have defective BRCA function for reasons other than germ-line gene mutation. This notion has been called “BRCA-ness”. Subsequent work has shown that BRCA-ness exists, and that cancer patients with normal germ-line BRCA genes can respond to monotherapy with PARP inhibitors. Work is underway to identify a molecular signature for “BRCA-ness” that could enable patient selection for therapy. As a complement to the work to identify a BRCA-ness signature, clinical criteria have been developed to identify patients likely to respond to PARP inhibitors. If the notion of synthetic lethality is accepted, then PARP inhibitors should work well in patients with pre-existing defective DNA repair in their tumors. Defective DNA repair in a tumor would likely mean that the tumor is responsive to DNA-damaging chemotherapy, since the therapeutic DNA damage that triggers apoptosis cannot be effectively repaired by the tumor cell. Platinum chemotherapy drugs are a good example of one such DNA-damaging agent. To examine the hypothesis that platinum-sensitive tumors will respond to PARP inhibition, ovarian cancer patients have recently been studied, since ovarian cancer typically responds well to initial platinum-based chemotherapy, although relapses are expected after several months. Recent data from a study abstract published in the Journal of Clinical Oncology in 2011 demonstrated that in women with advanced ovarian cancer who have responded twice to platinum chemotherapy, maintenance therapy with an oral PARP inhibitor approximately doubled the time until disease progression versus a placebo-treated arm. This study was not conducted in all ovarian cancer subtypes, but specifically in high grade serous ovarian cancer. According to the National Cancer Institute, approximately 22,000 new cases of ovarian cancer each year. According to Cancer: Principles and Practice of Oncology (7th Edition, 2005), high grade serous ovarian cancer accounts for approximately 90% of ovarian cancers. According to an article published in Nature Reviews Clinical Oncology in 2010, BRCA mutation, or BRCA-ness, is believed to be present in at least 50% of high grade serous ovarian cancer tumors.

PARP Inhibitor Development Strategy

Based upon the basic science observations and clinical data described above, we will consider at least three ways to develop CO-338 for the treatment of solid tumors:

•	monotherapy in germ-line BRCA patients (mostly breast and ovarian cancer although a few patients develop tumors in pancreas and prostate);

•	monotherapy (induction and/or maintenance therapy) in patients with high BRCA-ness tumors; and

•	combination therapy with cytotoxic chemotherapy or radiation or targeted therapy in other tumors.

These approaches will require, in many cases, a patient selection strategy utilizing either a molecular diagnostic or a clinical filter. Consistent with our strategy with other projects, we will consider partnering with a molecular diagnostic company to develop a companion diagnostic where it is needed. Some indications, as noted above, may be adequately explored using clinical selection criteria and obviate the need for a companion diagnostic.

Opportunity for Clovis

Within the universe of PARP inhibitors, we were particularly attracted to the profile of CO-338 from a variety of perspectives:

•	it is a very potent inhibitor of PARP-1 and PARP-2 proteins;

•	it is available in both oral and IV. In combination with intravenous cytotoxic chemotherapy, it is possible that brief, high-intensity PARP inhibition is optimal for efficacy, and an intravenous formulation may be a preferred option under such conditions;

•	the oral formulation offers good bioavailability and low inter-individual pharmacokinetic variability;

•	CO-338 can be used as monotherapy in germ-line BRCA patients and has shown activity in this setting (with the IV formulation);

•	CO-338 can be used in combination with cytotoxic chemotherapy and can be safely given at doses shown to be highly PARP inhibitory, as suggested by the trial results described below; and

•	CO-338 can likely be used as oral maintenance therapy after cytotoxic chemotherapy.

Clinical Development of CO-338

IV Formulation.  The IV formulation of CO-338 has been studied in two Phase I clinical trials and one Phase II clinical trial. The first Phase I clinical trial was designed to identify a dose of CO-338 that was both pharmaceutically active and well tolerated by patients and to identify the dose of temozolomide, or TMZ, a chemotherapy, that could be combined with CO-338 in a safe and well-tolerated manner. After appropriate dose-escalation, the study concluded that the recommended treatment dose of CO-338 was 12 mg/m2 each day with TMZ 200 mg/m2 each day.

The second Phase I clinical trial is a dose escalation study that began in 2009 to evaluate tolerability and pharmacokinetics in combination with four different chemotherapy regimens in patients with solid tumors. In this study, the initial chemotherapies were carboplatin, carboplatin/paclitaxel, pemetrexed/cisplatin and epirubicin/cyclophosphamide. To date, a total of 52 patients have been enrolled and no maximum tolerated dose was reached in any of the enrolled cohorts. In 27 evaluable patients with no pre-specified tumor type required for enrollment, three had a partial response, including one partial response in a breast cancer patient with a BRCA defect, one partial response in a breast cancer patient with no observable BRCA defect and one partial response in an ovarian cancer patient with a BRCA defect. In this case, a partial response is considered a 30% decrease in the longest diameter of the target lesions.

A Phase II study evaluated the combination of CO-338 and TMZ in patients with metastatic melanoma. Forty-six patients were treated at the dose level of 12 mg/m2 each day for three cycles and TMZ 200 mg/m2 every 21 days. Seventeen percent of patients achieved a partial response, an additional 17% had stable disease of greater than or equal to 24 weeks, the median progression free survival was 3.5 months and median overall survival was 9.9 months. The most common adverse events for the CO-338 and temozolomide combination were gastrointestinal, including nausea and vomiting.

Oral Formulation.  The ongoing Phase I trial of the IV formulation of CO-338 in combination with four different chemotherapy regimes has been recently amended to investigate the use of an oral formulation of CO-338 in combination only with carboplatin.

An oral, continuous daily dosing schedule has not been established for CO-338 monotherapy. Therefore, we plan to conduct a Phase I trial in approximately 30 patients with BRCA-deficiencies to determine the optimal dose and schedule. During such a Phase I trial, careful assessment of the pharmaceutical properties of CO-338 will be performed to establish whether a blood-based assay could be used to guide optimal dosing.

Our CO-338 clinical development plan is supplemented by two investigator-sponsored trials of the IV formulation of CO-338. One is a Phase I/II trial in the treatment of germline BRCA mutation breast and ovarian cancer; the second is a Phase II trial in the adjuvant treatment of patients with high risk germline BRCA-defective breast cancer and triple-negative breast cancer. In both of these studies, our intent is to transition to oral CO-338 once the optimal dose and duration of treatment are established.

Upon analysis of the Phase I/II trial results, we may pursue future development of CO-338 as monotherapy and/or in combination with chemotherapy. Potential indications may include serous ovarian cancer, breast cancer, NSCLC, endometrial cancer, and chronic lymphocytic leukemia. We may also study the inhibition of PARP in the maintenance setting after cytotoxic chemotherapy, which seems to be effective in the setting of certain cancers that are sensitive to platinum chemotherapy.

Competition

The commercialization of new drugs is competitive and we will face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Our competitors may develop or market products or other novel technologies that are more effective, safer or less costly than any that have been or will be commercialized by us, or may obtain regulatory approval for their products more rapidly than we may obtain approval for ours.

The acquisition or licensing of pharmaceutical products is also very competitive, and a number of more established companies, which have acknowledged strategies to license or acquire products, may have competitive advantages as may other emerging companies taking similar or different approaches to product acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over us due to their size, cash flows and institutional experience.

Many of our competitors will have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that addresses unmet medical needs and creates value in patient therapy.

CO-101 Competition

There are currently two agents approved for the treatment of metastatic pancreatic cancer: Gemzar®/gemcitabine marketed by Eli Lilly, Teva Pharmaceutical Industries, APP Pharmaceuticals, Hospira, Inc. and Sandoz Inc. and Tarcevatm (erlotinib) marketed by Astellas Pharma. Gemcitabine represents the current standard of care across all lines of pancreatic cancer therapy, either as monotherapy or as part of combination regimens.

There are a number of companies with active clinical trials ongoing in pancreatic cancer. Companies in late stage pancreatic cancer clinical trials include AB Science SA, Amgen Inc., Astellas Pharma, BioSante Pharmaceuticals, Inc., Celgene Corporation, Immunomedics, Inc., Lorus Therapeutics, Merrimack Pharmaceuticals, Inc. and Threshold Pharmaceuticals, Inc. The majority of these companies have programs under development in combination with gemcitabine. We are not aware of any competitors with programs targeting low hENT1 expression in pancreatic cancer.

CO-1686 Competition

Tarcevatm and Iressatm are two of the currently approved drugs that are used to treat EGFR mutant NSCLC. In addition, we are aware of two products in development targeting cancer-causing mutant forms of the epidermal growth factor receptor, or EGFR, for the treatment of NSCLC patients. These products include Boehringer Ingelheim’s BIBW-2992 (afatinib), currently in Phase III trials, and Pfizer’s PF-299804, currently in Phase II. We believe CO-1686 potentially offers several important advantages over the second generation EGFR inhibitors, including superior efficacy due to activity against the T790M resistance mutation and higher selectivity for the T790M mutation with relative sparing of normal EGFR, therefore avoiding the significant skin rash and gastro-intestinal toxicities associated with other first and second generation inhibitors, including Tarceva and Iressa. We also believe that other pharmaceutical companies may be seeking to develop EGFR mutant selective inhibitors that may enter clinical development on a similar time frame to CO-1686.

CO-338 Competition

We believe the products in development targeting the PARP pathway consist of Sanofi-Aventis’ BSI-201 (iniparib) currently in Phase III clinical trials, Astra Zeneca’s AZD-2281 (olaparib) currently in Phase II clinical trials, Abbott’s ABT-888 (velaparib) currently in Phase II clinical trials, Merck’s MK-4827 currently in Phase I trial, Eisai’s E-7016 currently in Phase I trials, Cephalon’s CEP-9722 currently in Phase I trials, and Biomarin’s BMN-673 currently in Phase I trials.

License Agreements and Agreements for the Development of Companion Diagnostics

Clavis Pharma ASA

In November 2009, we entered into a license agreement with Clavis to obtain the exclusive rights to develop and commercialize CO-101 in North America, Central America, South America and Europe. The exclusive rights are exclusive even as to Clavis and include the right to grant sublicenses. Under the terms of the license agreement, we made an up-front payment to Clavis of $15.0 million, which was comprised of $13.1 million for development costs incurred prior to the execution of the agreement, and recognized by us as acquired in-process research and development, and $1.9 million for the prepayment of preclinical activities to be performed by Clavis. In November 2010, the license agreement was amended to expand the license territory to include exclusive rights in Asia and other international markets, in consideration for our making a payment of $10.0 million, which again we recognized as acquired in-process research and development. As part of the amended license, Clavis agreed to reimburse us for up to $3.0 million of costs incurred by us for CO-101 development activities. Under the amended license agreement, we are obligated to use commercially reasonable efforts to develop and commercialize CO-101, and with the exception of the specific amounts to be reimbursed by Clavis, we are responsible for all remaining development and commercialization costs for CO-101. When and if commercial sales of CO-101 begin, we will pay Clavis tiered royalties at percentage rates ranging from the mid-teens to the low twenties based on the volume of annual net sales achieved, with standard provisions for royalty offsets to the extent we need to obtain any rights from third parties to commercialize CO-101 and royalty reductions in the event of generic competition, each on a country by country basis. We are required to make regulatory milestone payments to Clavis of up to $115.0 million if specified clinical study objectives and regulatory filings, acceptances and approvals are achieved. In addition, we are obligated to make sales milestone payments to Clavis if specified annual sales targets for CO-101 are met, the majority of which relate to annual sales targets of $500.0 million and above, which, in the aggregate, could amount to total milestone payments of $445.0 million.

Under the license agreement, for a limited period of time related to the timing of the filing of the first MAA for CO-101 in Europe, Clavis may elect to co-develop and co-promote CO-101 in Europe. If Clavis were to make this election, it would be required to reimburse us for either 35% or 40% of all development costs incurred by us up to the date of such election, depending on the timing of such election relative to the disclosure to Clavis of top line data from its first completed Phase II or Phase III clinical trial, and thereafter, Clavis would be required to pay us 25% of all ongoing development costs for CO-101. In addition, milestone payments described above would be reduced and, instead of receiving royalties on net sales in Europe, Clavis would share equally in the pretax profits or losses resulting from commercialization activities in Europe.

The license agreement will remain in effect until we or our sublicensees are no longer selling CO-101 in any country in our global licensed territory, unless we elect to terminate the license earlier. If we fail to meet our obligations under the agreement and are unable to cure such failure within specified time periods, Clavis can terminate the agreement, resulting in a loss of our rights to CO-101 and an obligation to assign or license to Clavis any intellectual property rights or other rights we may have in CO-101, including our regulatory filings, regulatory approvals, patents and trademarks for CO-101.

Avila Therapeutics, Inc.

In May 2010, we entered into an exclusive worldwide license agreement with Avila to discover, develop and commercialize a pre-clinical covalent inhibitor of mutant forms of the EGFR gene discovered by Avila and selected by us. As a result of the collaboration contemplated by the agreement, CO-1686 was identified as the lead inhibitor candidate which we are proceeding to develop under the terms of the license agreement. Under the agreement, we are required to use commercially reasonable efforts to develop and commercialize CO-1686, and we are responsible for all preclinical, clinical, regulatory and other activities necessary to develop and commercialize CO-1686. We made an up-front payment of $2.0 million to Avila upon execution of the license agreement, which we recognized as an acquired in-process research and development expense. When and if commercial sales of CO-1686 commence, we will pay Avila tiered royalties at percentage rates ranging from mid-single digits to low-teens based on annual net sales achieved. Avila has the option to increase royalty rates on annual net sales in the United States and the European Union by electing to reimburse us for a share of our development expenses for CO-1686. This option must be exercised within a limited period of time of Avila’s being notified by us of our intent to pursue regulatory approval of CO-1686 in the United States or the European Union as a first-line treatment. Under the agreement, we are required to make regulatory milestone payments to Avila of up to $119.0 million if specified clinical study objectives and regulatory filings, acceptances and approvals are achieved. In addition, we are obligated to make sales milestone payments to Avila if specified annual sales targets for CO-1686 are met, the majority of which relate to annual sales targets of $500.0 million and above, which, in the aggregate, could amount to total milestone payments of $120.0 million.

We have full sublicensing rights under the license agreement with Avila, subject to our sharing equally with Avila any up-front payments from any sub-licensing arrangements relating to Japan, or Japan and any one or more of China, South Korea and Taiwan, which we refer to herein as an Asian Partnership, and subject to our paying Avila royalties on sales in Asia equal to the greater of the royalty rates contained in our license agreement with Avila or 50% of the royalties we receive from our Asian Partnership.

The license agreement with Avila will remain in effect until the expiration of all of our royalty and sublicense revenue obligations to Avila, determined on a product-by-product and country-by-country basis, unless we elect to terminate the license agreement earlier. If we fail to meet our obligations under the agreement and are unable to cure such failure within specified time periods, Avila can terminate the agreement, resulting in a loss of our rights to CO-1686 and an obligation to assign or license to Avila any intellectual property rights or other rights we may have in CO-1686, including our regulatory filings, regulatory approvals, patents and trademarks for CO-1686.

Pfizer Inc.

In June 2011, we entered into a license agreement with Pfizer, to obtain the exclusive global rights to develop and commercialize CO-338. The exclusive rights are exclusive even as to Pfizer and include the right to grant sublicenses. Under the terms of the license agreement, we made an up-front payment by issuing to Pfizer $7.0 million principal amount of a 5% convertible promissory note due 2012. Under the license agreement, we will assume responsibility for an ongoing Phase I dose ranging clinical trial previously conducted by Pfizer examining the maximum tolerated dose of the oral form of CO-338 in combination with intravenous platinum chemotherapy in the treatment of solid tumors. We are obligated under the license agreement to use commercially reasonable efforts to develop and commercialize CO-338, and with the exception of transfer to us, without cost, of Pfizer’s existing inventory of CO-338, we are responsible for all remaining development and commercialization costs for CO-338. When and if commercial sales of CO-338 begin, we will pay Pfizer tiered royalties at a mid-teen percentage rate on our net sales, with standard provisions for royalty offsets to the extent we need to obtain any rights from third parties to commercialize CO-338. We are required to make regulatory milestone payments to Pfizer of up to $89.0 million if specified clinical study objectives and regulatory filings, acceptances and approvals are achieved. In addition, we are obligated to make sales milestone payments to Pfizer if specified annual sales targets for CO-338 are met, the majority of which relate to annual sales targets of $500.0 million and above, which, in the aggregate, could amount to total milestone payments of $170.0 million.

The license agreement with Pfizer will remain in effect until the expiration of all of our royalty and sublicense revenue obligations to Pfizer, determined on a product-by-product and country-by-country basis, unless we elect to terminate the license agreement earlier. If we fail to meet our obligations under the agreement and are unable to cure such failure within specified time periods, Pfizer can terminate the agreement, resulting in a loss of our rights to CO-338 and an obligation to assign or license to Pfizer any intellectual property rights or other rights we may have in CO-338, including our regulatory filings, regulatory approvals, patents and trademarks for CO-338.

Ventana Medical Systems, Inc.

In March 2010, we entered into an agreement with Ventana with respect to the development and commercialization of an IVD to measure tissue hENT1 expression and enable prospective classification of patients as either hENT1-high or hENT1-low. Ventana will develop a hENT1 IHC assay, seek FDA approval of a PMA for the IVD, arrange for the manufacture of the hENT1 IHC assay and develop a commercialization strategy for the hENT1 IHC assay. We will provide Ventana the access and data necessary for the PMA IVD submission. We are responsible for the costs and expenses associated with the development of the companion diagnostic. The companion diagnostic will be owned by Ventana, subject to certain rights we may retain in the event Ventana does not commercialize such companion diagnostic, and all revenues generated from the sale of the companion diagnostic will be retained by Ventana. The agreement has a three-year term. Either party may terminate the agreement for any reason upon prior written notice to the other party or immediately upon a material breach of the agreement by the other party that is not cured within a specified time or upon the other party’s insolvency or bankruptcy.

Roche Molecular Systems, Inc.

In April 2011, we entered into an agreement with Roche with respect to the development and commercialization of a companion diagnostic test to detect and identify EGFR mutations, including the T790M mutation, in human samples. The companion diagnostic will be developed in stages pursuant to a mutually agreed development plan. Roche will be responsible for the technical development of the EGFR assay, including software development, technical validation and verification of the EGFR assay, clinical reproducibility studies of the EGFR assay and the manufacturability of the EGFR assay. We will be responsible for the validation of the clinical utility of the EGFR assay. We and Roche will jointly promote the EGFR assay once it is commercialized by Roche. We share with Roche the costs and expenses of the development of the companion diagnostic. We may terminate the agreement upon prior written notice to Roche. Roche may terminate the agreement if we breach any of our material obligations under the agreement and are unable to cure such breach within specified time periods or if we were to liquidate, dissolve, wind-up our business or be declared insolvent or bankrupt. The companion diagnostic will be owned by Roche and all revenues generated from the sale of the companion diagnostic will be retained by Roche.

Government Regulation

Government authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing and export and import of pharmaceutical products, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Moreover, failure to comply with applicable regulatory requirements may result in, among other things, warning letters, clinical holds, civil or criminal penalties, recall or seizure of products, injunction, disbarment, partial or total suspension of production or withdrawal of the product from the market. Any agency or judicial enforcement action could have a material adverse effect on us.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	submission to the FDA of an IND which must become effective before human clinical trials may begin and must be updated annually;

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of an NDA after completion of all pivotal clinical trials;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the active pharmaceutical ingredient, or API, and finished drug product are produced and tested to assess compliance with cGMP regulations; and

•	FDA review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

An IND is a request for authorization from the FDA to administer an investigational drug product to humans.

The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal studies or other human studies, as appropriate, as well as manufacturing information, analytical data and any available clinical data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices, or GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB before the trials may be initiated, and the IRB must monitor the study until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of an investigation are as follows:

•	Phase I. Phase I includes the initial introduction of an investigational new drug into humans. Phase I clinical trials are typically closely monitored and may be conducted in patients with the target disease or condition or in healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational drug’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase II clinical trials. The total number of participants included in Phase I clinical trials varies, but is generally in the range of 20 to 80.

•	Phase II. Phase II includes controlled clinical trials conducted to preliminarily or further evaluate the effectiveness of the investigational drug for a particular indication(s) in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the drug. Phase II clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population, usually involving no more than several hundred participants.

•	Phase III. Phase III clinical trials are generally controlled clinical trials conducted in an expanded patient population generally at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug product, and to provide an adequate basis for product approval. Phase III clinical trials usually involve several hundred to several thousand participants.

A pivotal study is a clinical study which adequately meets regulatory agency requirements for the evaluation of a drug candidate’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal studies are also Phase III studies but may be Phase II studies if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need.

The FDA , the IRB or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug product information is submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications.

The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA.

Once the NDA submission has been accepted for filing, the FDA’s goal is to review applications within ten months of submission or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months from submission. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase III clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase IV clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. Regulatory approval of oncology products often requires that patients in clinical trials be followed for long periods to determine the overall survival benefit of the drug.

After regulatory approval of a drug product is obtained, we are required to comply with a number of post-approval requirements. As a holder of an approved NDA, we would be required to report, among other things, certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to ensure and preserve the long term stability of the drug product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our product candidates. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug under European Union regulatory systems, we must submit a marketing authorization application. The application used to file the NDA in the United States is similar to that required in Europe, with the exception of, among other things, country-specific document requirements.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Available Special Regulatory Procedures

Formal Meetings

We are encouraged to engage and seek guidance from health authorities relating to the development and review of investigational drugs, as well as marketing applications. In the United States, there are different types of official meetings that may occur between us and the FDA. Each meeting type is subject to different procedures. Conclusions and agreements from each of these meetings are captured in the official final meeting minutes issued by the FDA.

The EMA also provides the opportunity for dialogue with us. This is usually done in the form of Scientific Advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each Scientific Advice meeting.

Advice from either the FDA or EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Such advice is not legally binding on the sponsor. To obtain binding commitments from health authorities in the United States and the European Union, SPA or Protocol Assistance procedures are available. An SPA is an evaluation by the FDA of a protocol with the goal of reaching an agreement with the sponsor that the protocol design, clinical endpoints and statistical analyses are acceptable to support regulatory approval of the product candidate with respect to effectiveness in the indication studied. The FDA’s agreement to an SPA is binding upon the FDA except in limited circumstances, such as if the FDA identifies a substantial scientific issue essential to determining the safety or effectiveness of the product after clinical studies begin, or if the study sponsor fails to follow the protocol that was agreed upon with the FDA. There is no guarantee that a study will ultimately be adequate to support an approval even if the study is subject to an SPA.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union Community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of 7 years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following drug or biological product approval. This period may be reduced to 6 years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Orphan drug designation must be requested before submitting an application for marketing approval. Orphan dug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Pediatric Development

In the United States, the FDCA provides for an additional 6 months of marketing exclusivity for a drug if reports are filed of investigations studying the use of the drug product in a pediatric population in response to a written request from the FDA. Separate from this potential exclusivity benefit, NDAs must contain data (or a proposal for post-marketing activity) to assess the safety and effectiveness of an investigational drug product for the claimed indications in all relevant pediatric populations in order to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers if certain criteria are met. Discussions about pediatric development plans can be discussed with the FDA at any time, but usually occur any time between the end-of-Phase II meeting and submission of the NDA.

For the EMA, a Pediatric Investigation Plan, and/or a request for waiver or deferral, is required for submission prior to submitting a marketing authorization application.

Authorization Procedures in the European Union

Medicines can be authorized in the European Union by using either the centralized authorization procedure or national authorization procedures.

•	Centralized procedure. The EMA implemented the centralized procedure for the approval of human medicines to facilitate marketing authorizations that are valid throughout the European Union. This procedure results in a single marketing authorization issued by the EMA that is valid across the European Union, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human medicines that are: derived from biotechnology processes, such as genetic engineering, contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and officially designated orphan medicines.

•	For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

•	National authorization procedures. There are also two other possible routes to authorize medicinal products in several countries, which are available for investigational drug products that fall outside the scope of the centralized procedure:

•	Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure.

•	Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Priority Review/Standard Review (United States) and Accelerated Review (European Union)

Based on results of the Phase III clinical trial(s) submitted in an NDA, upon the request of an applicant, the FDA may grant the NDA a priority review designation, which sets the target date for FDA action on the application at six months. Priority review is granted where preliminary estimates indicate that a product, if approved, has the potential to provide a safe and effective therapy where no satisfactory alternative therapy exists, or a significant improvement compared to marketed products is possible. If criteria are not met for priority review, the NDA is subject to the standard FDA review period of 10 months. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Under the Centralized Procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease (e.g. heavy disabling or life-threatening diseases) to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days, excluding clock stops.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare beneficiaries, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for our products. Further, the Healthcare Reform Law substantially changes the way healthcare is financed in the United States by both government and private insurers. Among other cost containment measures, the Healthcare Reform Law establishes:

•	An annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents;

•	A new Medicare Part D coverage gap discount program, in which pharmaceutical manufacturers who wish to have their drugs covered under Part D must offer discounts to eligible beneficiaries during their coverage gap period (the “donut hole”); and

•	A new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program.

We expect that federal, state and local governments in the United States will continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

If we obtain regulatory approval for any of our product candidates, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. For example, in the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services or reward past purchases or recommendations. Violations of these laws can lead to civil and criminal penalties, including fines, imprisonment and exclusion from participation in federal healthcare programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. The reach of the Anti-Kickback Statute was broadened by the Healthcare Reform Law, which, among other things, amends the intent requirement of the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b, effective March 23, 2010. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below) or the civil monetary penalties statute. Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act imposes liability on any person who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The “qui tam” provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payer and not merely a federal healthcare program. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of $5,500 to $11,000 for each separate false claim.

Also, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created several new federal crimes, including health care fraud, and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private third-party payers. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services.

In addition, we may be subject to, or our marketing activities may be limited by, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which established uniform standards for certain “covered entities” (healthcare providers, health plans and healthcare clearinghouses) and their business associates governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information.

Regulation of Diagnostic Tests

In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Diagnostic tests are classified as medical devices under the FDCA. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval. Because the diagnostic tests being developed by our third-party collaborators are of substantial importance in preventing impairment of human health, they are subject to the PMA approval process.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA application is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

We and our third-party collaborators who are developing the companion diagnostics will work cooperatively to generate the data required for submission with the PMA application, and will remain in close contact with the Center for Devices and Radiological Health, or CDRH, at FDA to ensure that any changes in requirements are incorporated into the development plans. We anticipate that meetings with the FDA with regard to our drug product candidates as well as companion diagnostic product candidates will include representatives from the Center for Drug Evaluation and Research, or CDER, and CDRH to ensure that the NDA and PMA submissions are coordinated to enable FDA to conduct a parallel review of both submissions. On July 14, 2011, the FDA issued for comment a draft guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices”. According to the draft guidance, for novel therapeutic products such as our product candidates, the PMA for a companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic. While this draft guidance is not yet finalized, we believe our programs for the development of our companion diagnostics are consistent with the draft guidance as proposed.

In the EEA, in vitro medical devices are required to conform with the essential requirements of the E.U. Directive on in vitro diagnostic medical devices (Directive No 98/79/EC, as amended). To demonstrate compliance with the essential requirements, the manufacturer must undergo a conformity assessment procedure. The conformity assessment varies according to the type of medical device and its classification. For low-risk devices, the conformity assessment can be carried out internally, but for higher risk devices it requires the intervention of an accredited EEA Notified Body. If successful, the conformity assessment concludes with the drawing up by the manufacturer of an EC Declaration of Conformity entitling the manufacturer to affix the CE mark to its products and to sell them throughout the EEA. The data generated for the U.S. registration will be sufficient to satisfy the regulatory requirements for the European Union and other countries.

Patents and Proprietary Rights

The proprietary nature of, and protection for, our product candidates, processes and know-how are important to our business. Our success depends in part on our ability to protect the proprietary nature of our product candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. We seek patent protection in the United States and internationally for our product candidates and other technology. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

We have an exclusive, worldwide license from Clavis to a portfolio of patents related to CO-101. United States Patent 6,384,019 and its equivalent counterparts in 32 other countries, directed to the CO-101 composition of matter, expire in 2018 and are potentially eligible for up to five years patent term extension in various jurisdictions. We believe that patent term extension under the Hatch-Waxman Act could be available to extend our patent exclusivity for CO-101 to at least 2020-2021 in the United States depending on timing of our first approval. In Europe, we believe that patent term extension under a supplementary protection certificate could be available for an additional five years to 2023. A patent application directed to the CO-101 formulation is pending in the United States, PCT, and Taiwan and, if issued, would expire in 2030. We and Clavis have also filed patent applications for various aspects related to CO-101 administration and diagnostics to assess hENT1 levels.

We acquired an exclusive, worldwide license to CO-1686 from Avila in May 2010. Multiple patent applications are pending that claim CO-1686 generically and specifically (including with respect to composition of matter) that, if issued, would have expiration dates between 2029 and 2031.

We obtained an exclusive, worldwide license from Pfizer to develop and commercialize CO-338 in June 2011. U.S. Patent 6,495,541, and its equivalent counterparts issued or pending in dozens of countries, directed to the CO-338 composition of matter, expire in 2020 and are potentially eligible for up to five years patent term extension in various jurisdictions. We believe that patent term extension under the Hatch-Waxman Act could be available to extend our patent exclusivity for CO-338 to at least 2022-2024 in the United States depending on timing of our first approval. In Europe, we believe that patent term extension under a supplementary protection certificate could be available for an additional five years to 2025. Additionally, other patents and patent applications are directed to methods of making, methods of using, dosing regimens, and various salt forms have expiration dates ranging from 2020 through 2031.

We are aware of a family of patents and patent applications controlled by a third party that claim certain uses of PARP inhibitors that could potentially be asserted against our use of CO-338 in certain indications. We are conducting clinical trials for the treatment of solid tumors, a subset of which are ovarian cancer and breast cancer characterized as having positive germ-line BRCA mutations. Methods for treating such germ-line BRCA mutant positive patients with CO-338 could potentially fall within the scope of the issued or to be issued claims of such patents or patent applications. We are evaluating the validity of the patents and patent applications, including the scope or potential scope of the claims of these patents and patent applications, to determine whether to seek a license under such patents or patent applications, when and if they issue, or alternatively whether to initiate proceedings to challenge such patents. If we are unable to either license or successfully challenge such patents, we may consider shifting our development emphasis among alternative uses, and in so doing we could reduce the size of the aggregate potential market for CO-338.

In addition, we intend to seek patent protection whenever available for any products or product candidates and related technology we acquire in the future.

The patent positions of pharmaceutical firms like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of the product candidates we acquire or license will gain patent protection or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the U.S. PTO or a foreign patent office to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using specific compounds or technology. To the extent prudent, we intend to bring litigation against third parties that we believe are infringing one or more of our patents.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. PTO in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent.

The patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical products receive FDA approval, we expect to apply for patent term extensions on patents covering those products.

To protect our rights to any of our issued patents and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to us, and we cannot assure you that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights. Such a decision could even result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents or pending patent applications.

In addition we have sought and intend to continue seeking orphan drug status whenever it is available. If a product which has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the United States and ten years in the European Union. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an indication.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. However, we believe that the substantial costs and resources required to develop technological innovations will help us to protect the competitive advantage of our products.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Plan of Operation

Our plan of operation for the remainder of 2011 and the first six months of 2012 is to:

•	continue with the clinical development of our product candidates, including the clinical trials for CO-101 and CO-338; and

•	continue with the preclinical development of CO-1686, looking toward the filing of an IND in the first quarter of 2012, and the commencement of a Phase I clinical trial in the first half of 2012.

We believe that the proceeds from this offering will satisfy our cash requirements during this period.

Manufacturing

We currently contract with third parties for the manufacture of our product candidates for preclinical studies and clinical trials and intend to do so in the future. We have not entered into long-term agreements with our current contract manufacturers. We currently obtain our supplies of finished drug product through individual purchase orders. We do not own or operate manufacturing facilities for the production of clinical quantities of our product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers. Although we rely on contract manufacturers, we have personnel with extensive manufacturing experience to oversee the relationships with our contract manufacturers.

One of our contract manufacturers has manufactured what we believe to be sufficient quantities of CO-101’s active pharmaceutical ingredient (or drug substance) to complete the ongoing clinical trials. We have engaged a second drug substance manufacturing to ensure continuity of supply and to increase overall production capacity. Improvements to the current drug substance manufacturing process are being implemented to further ensure production capacity adequate to meet future development and commercial demands. Another of our existing contract manufacturers continues to produce CO-101 drug product for use in ongoing clinical trials. We are implementing scale-up operations at this manufacturing site to provide additional quantities of CO-101 drug product. We have also identified a second drug product contract manufacturer to provide further capacity for clinical and commercial production. In addition a separate contract manufacturer labels, packages and distributes clinical supplies of CO-101. We believe the manufacturing processes for the active pharmaceutical ingredient and finished drug product for CO-101 have been developed to adequately support future development and commercial demands. While we believe that our existing suppliers of active pharmaceutical ingredient and drug product would be capable of continuing to produce materials in commercial quantities, we may need to identify additional third-party manufacturers capable of providing commercial quantities of drug product. If we are unable to arrange for such a third-party manufacturing source, or fail to do so on commercially reasonable terms, we may not be able to successfully produce and market CO-101.

The process for producing CO-1686 active pharmaceutical ingredient is currently being developed at a single third-party contract manufacturer. The current process has already been sufficiently developed to satisfy immediate clinical demands. Additional process development work and/or additional production capacity may be necessary to support larger clinical development or commercialization requirements. If we are unable to adequately develop a suitable process, or arrange for such a third-party manufacturing source, or fail to do so on commercially reasonable terms, we may not be able to successfully produce and market CO-1686. Drug product formulation development work for CO-1686 is in progress. We have engaged a third-party manufacturer capable of both formulation development and drug product manufacturing. Definition of an acceptable formulation and suitable manufacturing process to prepare that formulation are critical to the successful development of CO-1686. If we fail to define such a formulation and process, or fail to do so on commercially reasonable terms, we may be unable to successfully produce and market CO-1686.

We have developed the process for manufacturing CO-338’s active pharmaceutical ingredient to a degree sufficient to meet clinical demands and projected commercial requirements. Pfizer is currently performing manufacturing for CO-338. Although we believe the licensor has available quantities of the active pharmaceutical ingredient to permit current production sufficient to allow us to conclude the currently pending trials for CO-338, we will need to identify an alternate third-party contract manufacturer for preparation of the CO-338 active pharmaceutical ingredient. While we believe that sufficient capacity and capabilities for manufacture of this compound exists, failure to arrange such a third-party source, or failure to do so on commercially reasonable terms may prevent successful production and marketing of CO-338. The CO-338 drug product formulation and manufacturing process to produce that formulation, both as an IV and as an oral dosage form have been developed to a degree sufficient to meet clinical demands and projected commercial requirements. While Pfizer will turn over to us its existing inventory of finished dosage form CO-338, and produce additional quantities for us, we will need to identify an alternate third-party contract manufacturer for preparation of CO-338 in finished dosage form. While we believe that sufficient capacity and capabilities for manufacture of this formulation exists, failure to arrange such a third-party source, or failure to do so on commercially reasonable terms may prevent successful production and marketing of CO-338.

To date, our third-party manufacturers have met our manufacturing requirements. We expect third-party manufacturers to be capable of providing sufficient quantities of our product candidates to meet anticipated full scale commercial demands. We believe that there are alternate sources of supply that can satisfy our clinical and commercial requirements, although we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

Sales and Marketing

We intend to build the commercial infrastructure in the United States and Europe necessary to effectively support the commercialization of CO-101, CO-338 and CO-1686, if and when we believe a regulatory approval of the first of such product candidates in a particular geographic market appears imminent. The commercial infrastructure for oncology products typically consists of a targeted, specialty sales force that calls on a limited and focused group of physicians supported by sales management, internal sales support, an internal marketing group and distribution support. Additional capabilities important to the oncology marketplace include the management of key accounts such as managed care organizations, group-purchasing organizations, specialty pharmacies, oncology group networks, and government accounts. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that CO-101, CO-338, or CO-1686 will be approved.

Outside of the United States and Europe, where appropriate, we may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of our products. We are actively considering an Asian commercial presence, including establishing our own sales and marketing organization in Japan.

Employees

As of October 20, 2011, we had 45 full-time employees. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our offices are located at three leased facilities, a 10,369 square foot facility in Boulder, Colorado used primarily for corporate functions, a 17,195 square foot facility in San Francisco, California used for clinical development operations and research laboratory space, and a 1,050 square foot facility in Cambridge, United Kingdom used for our European regulatory and clinical operations. These leases expire in December 2015, May 2013, and May 2012, respectively. We believe that our existing facilities are sufficient for our needs for the foreseeable future.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of September 30, 2011:

Name	Age	Position

Patrick J. Mahaffy	48	President and Chief Executive Officer; Director
Erle T. Mast	49	Executive Vice President and Chief Financial Officer
Andrew R. Allen, Ph.D.	45	Executive Vice President of Clinical and Pre-Clinical Development and Chief Medical Officer
Gillian C. Ivers-Read	58	Executive Vice President, Technical Operations and Chief Regulatory Officer
Steven L. Hoerter	40	Senior Vice President of Commercial Operations
Brian G. Atwood	58	Director
M. James Barrett, Ph.D.	69	Director
James C. Blair, Ph.D.	72	Director
Paul Klingenstein	56	Director
Edward J. McKinley	59	Director
John C. Reed, M.D., Ph.D.	52	Director
Thorlef Spickschen	70	Director

Executive Officers

Patrick J. Mahaffy is one of our co-founders and has served as our President and Chief Executive Officer and a member of our board of directors since our inception. Previously, Mr. Mahaffy served as President and Chief Executive Officer and as a member of the board of directors at Pharmion Corporation, which he founded in 2000 and sold to Celgene Corporation in 2008. From 1992 through 1998, Mr. Mahaffy was President and Chief Executive Officer of NeXagen, Inc. and its successor, NeXstar Pharmaceuticals, Inc., a biopharmaceutical company. Prior to that, Mr. Mahaffy was a Vice President at the private equity firm E.M. Warburg Pincus and Co. Mr. Mahaffy also serves on the boards of directors of Orexigen Therapeutics, Inc. (NASDAQ: OREX) and Flexion Therapeutics, Inc. He is also a trustee of Lewis and Clark College. Mr. Mahaffy has a B.A. in international affairs from Lewis and Clark College and a M.A. in international affairs from Columbia University. We believe that Mr. Mahaffy possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his historical knowledge, his operational and management expertise and his years of leadership experience.

Erle T. Mast is one of our co-founders and has served as our Executive Vice President and Chief Financial Officer since our inception. Previously, Mr. Mast served in the same role at Pharmion Corporation, beginning in 2002. From 1997 through 2002, Mr. Mast worked for Dura Pharmaceuticals, Inc. and its successor, Elan Corporation. From 2000 to 2002, he served as Chief Financial Officer for the Global Biopharmaceuticals business unit for Elan. From 1997 to 2000, Mr. Mast served as Vice President of Finance for Dura Pharmaceuticals. Prior to that, Mr. Mast was a partner with Deloitte & Touche, LLP. Mr. Mast also serves on the boards of directors of Somaxon Pharmaceuticals, Inc. (NASDAQ: SOMX) and Zogenix, Inc. (NASDAQ: ZGNX). Mr. Mast received a B.Sc. in business administration from California State University Bakersfield.

Dr. Andrew R. Allen is one of our co-founders and has served as our Executive Vice President of Clinical and Pre-Clinical Development and Chief Medical Officer since our inception. Previously, Dr. Allen served in the same role at Pharmion Corporation, beginning in 2006. From 2004 through 2006, Dr. Allen served as Vice President of BioPharma Development and Head of the Oncology Therapeutic Unit for Chiron Corporation. Previously, Dr. Allen served as global project head in Abbott Laboratories’ oncology franchise, and prior to that he progressed through positions of increasing responsibility at the management consulting firm McKinsey & Company, with a focus on oncology strategy. Dr. Allen serves on the board of directors of Nodality, Inc., a privately-held biotechnology company. Dr. Allen qualified in medicine at Oxford University and earned his Ph.D. from the Imperial College of Science, Technology and Medicine in London. Dr. Allen also obtained post-graduate internal medicine qualification as a Member of Royal College of Physicians (MRCP).

Gillian C. Ivers-Read is one of our co-founders and has served as our Executive Vice President, Technical Operations and Chief Regulatory Officer since our inception. Previously, Ms. Ivers-Read served as Executive Vice President, Development Operations at Pharmion Corporation, beginning in 2002. From 1996 to 2001, Ms. Ivers-Read held various regulatory positions with Hoechst Marion Roussel and its successor, Aventis Pharmaceuticals, Inc., where she most recently held the position of Vice President, Global Regulatory Affairs. From 1994 to 1996, Ms. Ivers-Read was Vice President, Development and Regulatory Affairs for Argus Pharmaceuticals, and from 1984 to 1994, she served as a regulatory affairs director for Marion Merrell Dow. Ms. Ivers-Read serves on the board of Bio-Path Holdings, Inc. (OTC BB: BPTH). Ms. Ivers-Read received a B.Sc. in pharmacology from University College London.

Steven L. Hoerter has served as our Senior Vice President of Commercial Operations since August 2011. From 2010 to 2011, Mr. Hoerter was General Manager and Management Center Head at Hoffman-LaRoche Ltd. for the Sub-Saharan Africa and Indian Ocean Region, based in Johannesburg, South Africa. From 2005 to 2010, Mr. Hoerter held a variety of positions at Genentech, Inc., including serving on the senior leadership team for Genentech’s BioOncology business as Senior Director, Pipeline Development and Commercial Operations. Prior to that he worked at Chiron Corporation and Eli Lilly and Company. During Mr. Hoerter’s 11-year career at Lilly, he held positions in sales, business development, marketing and business unit management in the US, Europe and Africa. Mr. Hoerter has a B.A. in Russian and Political Science from Bucknell University, an M.B.A. from Tilburg University and a M.S. in Management from Purdue University.

Directors

Brian G. Atwood has served as a member of our board of directors since our inception. In 1999, he co-founded and currently serves as a Managing Director for Versant Ventures, a healthcare-focused venture capital firm. Prior to founding Versant Ventures, Mr. Atwood served as a general partner of Brentwood Associates, a venture capital firm. Mr. Atwood also serves on the boards of several pharmaceutical and biotechnology companies, including Cadence Pharmaceuticals, Inc. (NASDAQ: CADX), Five Prime Therapeutics, Groove Biopharma Corporation, Helicos BioSciences Corporation (NASDAQ: HLCS), Immune Design Corp., OpGen Inc., PhaseRx Pharmaceuticals, Spark Diagnostics, Trius Therapeutics, Inc. (NASDAQ: TSRX) and Veracyte, Inc. Mr. Atwood also served on the board of Pharmion Corporation from January 2000 until the company’s acquisition in 2008. Mr. Atwood holds a B.S. in biological sciences from the University of California, Irvine, a M.S. in ecology from the University of California, Davis, and an M.B.A. from Harvard University. We believe that Mr. Atwood possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Dr. M. James Barrett has served as a member of our board of directors since our inception. Since September 2001, he has served as a general partner of New Enterprise Associates Inc., a venture capital firm focusing on the healthcare, information technology and energy technology industries. From 1997 to 2001, Dr. Barrett served as Chairman and Chief Executive Officer of Sensors for Medicine and Science, which he founded in 1997. Dr. Barrett serves on the boards of several pharmaceutical and biotechnology companies, including Amicus Therapeutics, Inc. (NASDAQ: FOLD), Cardioxyl Pharmaceuticals, Inc., GlycoMimetics, Inc., Inhibitex, Inc. (NASDAQ: INHX), Peptimmune, Inc., PhaseBio Pharmaceuticals, Inc., Predictive Biosciences, Ltd., Psyadon Pharmaceuticals, Inc. (formerly known as Ruxton Pharmaceuticals, Inc.), Roka Bioscience, Inc., Supernus Pharmaceuticals, Inc., Targacept, Inc. (NASDAQ: TRGT), and Zosano Pharma, Inc., as well as continuing to serve as Chairman of Sensors for Medicine and Science. Dr. Barrett previously served on the board of YM Biosciences, Inc. (NYSE AMEX: YMI), and also served on the board of Pharmion Corporation from December 2001 until the company’s acquisition in 2008. Dr. Barrett received a Ph.D. in biochemistry from the University of Tennessee, his M.B.A. from the University of Santa Clara, and a B.S. in chemistry from Boston College. We believe that Dr. Barrett possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry and his years of business and leadership experience.

Dr. James C. Blair has served as a member of our board of directors since our inception. Since 1985, he has served as a general partner of Domain Associates, L.L.C., a venture capital management company focused on life sciences. Dr. Blair currently serves on the boards of Astute Medical, Inc., aTyr Pharma, Inc., Cadence Pharmaceuticals, Inc. (NASDAQ: CADX), CoDa Therapeutics, Inc., IntegenX, Inc., Meritage Pharma Inc.,

NeuroPace, Inc., and Zogenix, Inc. (NASDAQ: ZGNX). He has previously served on the boards of over 40 life science ventures including Amgen Inc. (NASDAQ: AMGN), Aurora Biosciences Corp., Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN), Applied Biosystems Inc., Dura Pharmaceuticals, Inc., Nuvasive, Inc. (NASDAQ: NUVA), and Volcano Corporation (NASDAQ: VOLC). Dr. Blair served on the board of Pharmion Corporation from January 2000 until the company’s acquisition in 2008. Dr. Blair currently serves on the board of directors of the Prostate Cancer Foundation, and he is on the advisory boards of the Department of Molecular Biology at Princeton University and the Department of Biomedical Engineering at the University of Pennsylvania, the USC Stevens Institute for Innovation, and the Division of Chemistry and Chemical Engineering at the California Institute of Technology. He received a B.S.E. from Princeton University and M.S.E. and Ph.D. degrees from the University of Pennsylvania, all in electrical engineering. We believe that Dr. Blair possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the life science industry and his years of business and leadership experience.

Paul Klingenstein has served as a member of our board of directors since our inception. He is the Managing Partner of Aberdare Ventures, a healthcare-focused venture capital firm he formed in 1999. Prior to founding Aberdare, Mr. Klingenstein worked in venture capital and private equity with Warburg Pincus and Accel Partners, and was an advisor to the Rockefeller Foundation. Mr. Klingenstein currently serves on the boards of Anacor Pharmaceuticals, Inc. (NASDAQ: ANAC) and EnteroMedics, Inc. (NASDAQ: ETRM). Mr. Klingenstein has previously served on the boards of Ablation Frontiers, Inc., Alibris, Ample Medical Corporation, Aviron, Conatus Pharmaceuticals Inc., EP Technologies, Glycomed Inc., Idun Pharmaceuticals Inc., Isis Pharmaceuticals, Inc. (NASDAQ: ISIS), Nevro Corp., Pharmion Corp., Posit Science Corporation, U.S. Behavioral Health, VertiFlex Inc., Viagene Inc., and Xomed Surgical Products Inc. He is currently the Chairman of the Board of the International AIDS Vaccine Initiative, and is an advisory board member of the University of California Berkeley School of Public Health. He has also served on the boards of various educational and non-profit institutions. Mr. Klingenstein received an A.B. in anthropology from Harvard University and an M.B.A. from Stanford University. We believe that Mr. Klingenstein possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry and his years of business and leadership experience.

Edward J. McKinley has served as a member of our board of directors since our inception. Mr. McKinley spent 20 years serving in various roles at the private equity firm Warburg Pincus, including managing the firm’s private equity activity in Europe and serving on the firm’s Management Committee. Before joining Warburg Pincus, he was with the management consulting firm McKinsey & Company. Mr. McKinley also served on the board of Pharmion Corporation from October 2004 until the company’s acquisition in 2008 and currently serves and on the boards of several private companies, and as an advisor or investment committee head for several investment management firms. He also serves on the investment committee of several endowments, and on the boards or advisory boards of several non-profit organizations. He graduated Phi Beta Kappa with honors from Stanford University and holds a graduate management degree from Yale University. We believe that Mr. McKinley possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry, his years of business and leadership experience and his financial sophistication and expertise.

Dr. John C. Reed has served as a member of our board of directors since our inception. Dr. Reed served as the President and Chief Executive Officer since January 2002, and in 2010 he became Chief Executive Officer, Professor, and Donald Bren Chief Executive Chair, of Sanford-Burnham Medical Research Institute, an independent, nonprofit, public benefit organization dedicated to biomedical research. Dr. Reed has been with Sanford-Burnham Medical Research Institute for the past 19 years, serving as the Deputy Director of the Cancer Center beginning in 1994, as Scientific Director of the Institute beginning in 1995, and as Cancer Center Director in 2002. He also currently serves as an adjunct professor in the medical schools at University of California San Diego School of Medicine and University of Central Florida, and in the graduate Schools of Arts and Sciences at the University of Florida and San Diego State University’s Biology department. Dr. Reed was recognized as the world’s most highly cited scientist in the field of cell biology for the decade 1995-2005. He is the author of approximately 800 scientific and medical journal publications and more than 50 book chapters. Dr. Reed currently serves on the board of Isis Pharmaceuticals, Inc. (NASDAQ: ISIS). He has previously served on the boards of Stratagene Inc., Repros Therapeutics Inc. (NASDAQ: RPRX) and Pharmion Corporation, and was appointed to the Independent Citizen’s Oversight Committee of the California Institute for Regenerative Medicine. Dr. Reed graduated Phi Beta

Kappa from the University of Virginia and earned an M.D. and Ph.D. from the University of Pennsylvania School of Medicine. He completed his residency in pathology and laboratory medicine at the Hospital of the University of Pennsylvania and was a postdoctoral fellow in molecular biology at the Wistar Institute of Anatomy and Biology. We believe that Dr. Reed possesses specific attributes that qualify him to serve as a member of our board of directors, including his scientific background and experience as the Chief Executive Officer of the prestigious Sanford-Burnham Medical Research Institute, as well as his expertise reflected in his significant scientific and medical journal publications.

Dr. Thorlef Spickschen has served as a member of our board of directors since our inception. From 1994 to 2001, Dr. Spickschen was chairman and Chief Executive Officer of BASF Pharma/Knoll AG. From 1984 to 1994, Dr. Spickschen worked with Boehringer Mannheim GmbH, where he was responsible for sales and marketing and has been Chairman of its Executive Board since 1990. From 1976 to 1984, Dr. Spickschen was Managing Director, Germany and Central Europe for Eli Lilly & Co. Dr. Spickschen is currently Chairman of BIOTEST AG, a publicly traded company in Germany and on the board of Cytos Biotechnology AG, which is publicly-traded in Switzerland. Dr. Spickschen also served on the board of Pharmion Corporation from December 2001 through the company’s acquisition in 2008. Dr. Spickschen received a Doctorate in business management from the University of Cologne. We believe that Dr. Spickschen possesses specific attributes that qualify him to serve as a member of our board of directors, including his business and leadership experience in the biomedical industry.

Composition of the Board of Directors

Our board of directors consists of eight directors, seven of whom, including Drs. Barrett, Blair, Reed and Spickschen and Messrs. Atwood, Klingenstein and McKinley, qualify as independent directors under the corporate governance standards of the NASDAQ Global Market.

Board Committees and Independence

Rule 5605 of the NASDAQ Marketplace Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In June 2011, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Drs. Barrett, Blair, Reed and Spickschen or Messrs. Atwood, Klingenstein and McKinley, representing seven of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Our board of directors also determined that Messrs. Atwood, Klingenstein and McKinley, who comprise our audit committee, Drs. Barrett, Blair and Spickschen, who comprise our compensation committee, and Drs. Barrett and Blair and Mr. Atwood, who comprise our nominating and corporate governance committee, satisfy the independence standards for such committees established by the SEC and the NASDAQ Marketplace Rules, as applicable. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Role of the Board in Risk Oversight

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee reports regularly to the full board of directors, which also considers our risk profile. The audit committee and the full board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, company management is responsible for day-to-day risk management processes. Our board of directors expects company management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board leadership structure, which also emphasizes the independence of the board in its oversight of our business and affairs, supports this approach.

Term and Class of Directors

Upon the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number, designated Class I, Class II and Class III. Messrs. Barrett, Mahaffy and Spickschen will serve as Class I directors whose terms expire at the 2012 annual meeting of stockholders. Messrs. Atwood, Blair and Klingenstein will serve as Class II directors whose terms expire at the 2013 annual meeting of stockholders. Messrs. McKinley and Reed will serve as Class III directors whose terms expire at the 2014 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2012, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Our directors may be removed for cause only by the affirmative vote of the holders of at least a majority of our voting stock.

Term of Executive Officers

Each of our executive officers is appointed and serves at the discretion of our board of directors and is appointed by the board of directors to serve until a successor is appointed and qualified or until his or her death, resignation, retirement or removal, if earlier.

Director Compensation

For a discussion of our director compensation arrangements, see “Executive and Director Compensation—Director Compensation.”

Board Committees

Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors may from time to time establish other committees.

Audit Committee

The members of the audit committee are Messrs. Atwood, Klingenstein and McKinley, each of whom qualifies as an independent director under the corporate governance standards of the NASDAQ Stock Market and the independence requirements of Rule 10A-3 of the Exchange Act. Mr. McKinley serves as chairman of this committee. Our board of directors has determined that Mr. McKinley qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements, and assists our board of directors by: (1) overseeing and monitoring the quality and integrity of our financial statements, our compliance with legal and regulatory requirements and our internal accounting procedures and systems of internal controls (2) assuming direct responsibility for the appointment, compensation, retention and oversight of work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attestation services, for overseeing and monitoring our independent registered public accounting firm’s qualifications and independence, and for dealing directly with any such accounting firm, including resolving disagreements between management and our independent auditor; (3) providing a medium for consideration of matters relating to any audit issues; and (4) preparing the audit committee report that the rules require be included in our filings with the SEC.

The written charter for the audit committee will be available on our website upon the closing of this offering.

Compensation Committee

The members of the compensation committee are Drs. Barrett, Blair and Spickschen, each of whom qualifies as an independent director under the corporate governance standards of the NASDAQ Stock Market. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and is an outside director, as defined pursuant to Section 162(m) of the Code. Dr. Blair serves as chairman of this committee. The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation and benefits of all of our executive officers and directors; (2) providing oversight for our incentive and equity-based compensation plans; (3) establishing and reviewing general policies relating to compensation and benefits of our employees; and (4) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The written charter for the compensation committee will be available on our website upon the closing of this offering.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Drs. Barrett and Blair and Mr. Atwood, each of whom qualifies as an independent director under the corporate governance standards of the NASDAQ Stock Market. Dr. Barrett serves as chairman of this committee. The purpose of our nominating and corporate governance committee will be to assist our board of directors in discharging its responsibilities relating to (1) developing and recommending criteria for selecting new directors, and identifying, screening and recommending nominees for election as directors; (2) screening and recommending to the board of directors individuals qualified to become executive officers; (3) evaluating our board of directors and its dealings with management; (4) developing, reviewing and recommending corporate governance guidelines and a code of business ethics; and (5) generally advising our board of directors on other corporate governance and related matters.

The written charter for the nominating and corporate governance committee will be available on our website upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws limits our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); or

•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation and bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements and court costs) in advance of the final disposition of the proceeding.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

In addition, we have entered into indemnification agreements with each of our directors and named executive officers, which also provide, subject to certain exceptions, for indemnification for related expenses, including, among others, reasonable attorney’s fees, judgments, fines and settlements incurred in any action or proceeding.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Code of Business Ethics

We have adopted a written Code of Business Ethics, which will be effective as of the closing of this offering, that is reviewed and published annually and contains the ethical principles by which our chief executive officer and chief financial officer, among others, are expected to conduct themselves when carrying out their duties and responsibilities. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, a provision of our Code of Business Ethics by posting such information on our website at www.clovisoncology.com.

Our Code of Business Ethics will be available on our website upon the closing of this offering.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Our “named executive officers” for our fiscal year ending December 31, 2010 consisted of the following individuals:

•	Patrick J. Mahaffy, our President and Chief Executive Officer;

•	Erle T. Mast, our Executive Vice President and Chief Financial Officer;

•	Gillian C. Ivers-Read, our Executive Vice President, Technical Operations and Chief Regulatory Officer; and

•	Andrew R. Allen, our Executive Vice President of Clinical and Pre-Clinical Development and Chief Medical Officer.

Compensation Overview and Objectives

Compensation decisions with respect to our named executive officers have generally been made based on the need to attract, motivate and retain talented executives, to align executive interests with those of our stockholders, and to motivate the achievement of individual objectives and key strategic financial and operational goals. To that end, our compensation programs are designed to provide fixed compensation within market competitive ranges, to incentivize our executives to achieve performance goals that maximize rational growth, and to motivate our executives to achieve the greatest possible returns for our stockholders. The fixed aspects of our compensation program—including base salary and benefits—enable us to compensate our executives at market compensation levels, which is necessary to attract and retain top talent. Our annual incentive programs allow us to pay for performance, based on achievement of company-wide performance targets, as well as individual goals. Finally, our stock incentive plan enables us to promote executive retention and to directly link the value of the compensation paid to our executive officers to the value of our common stock.

Determination of Compensation

The compensation committee of our board of directors is primarily responsible for reviewing compensatory arrangements with our named executive officers in light of our compensation philosophies and objectives, and making recommendations, based upon this consideration and review, to the board of directors. Final determinations on compensation levels and arrangements for our named executive officers are made by the board of directors, which meets regularly to discuss compensation matters as they arise, and make any adjustments to compensation as the board of directors deems necessary and advisable for our continued growth and success. Our named executive officers frequently provide input and recommendations to the board of directors on compensation matters, and our President and Chief Executive Officer periodically reviews each named executive officer’s overall performance and makes recommendations to the board of directors on the elements of the named executive officers’ compensation. However, our President and Chief Executive Officer does not participate in discussions regarding his compensation, and recuses himself from meetings when his compensation is discussed.

In determining the levels and mix of compensation, our board of directors has not generally relied on formulaic guidelines, but rather has maintained a flexible approach to compensation determinations which allows it to adapt the various elements of compensation to motivate individual executives and achieve our specific strategic and financial goals. The board of directors considered both individual performance and contributions to our growth and success, as well as overall achievement of performance goals, in making its compensation determinations.

The board of directors has not made use of compensation consultants or advisors in determining the compensation of our named executive officers in the past, but engaged Radford, an Aon Hewitt company, to review and advise on our compensation practices during 2011. The board of directors used Radford’s report as one factor for determining the compensation of our named executive officers during 2011. For 2010, the board of directors generally relied on its members’ collective experience and expertise in determining the appropriate levels of compensation.

Components of Compensation for Fiscal 2010

Compensation packages of our named executive officers generally consist of base salary, annual discretionary performance bonuses, retirement and health benefits, and equity compensation. We believe that the relationship of fixed to performance-based compensation was properly balanced and provided us with an effective means to attract, motivate and retain our named executive officers, as well as reward them for increase in the value of our common stock.

Base Salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, roles, and responsibilities. Base salary amounts for each named executive officer were determined at the time of the named executive officer’s appointment to their position with us. The board of directors periodically reviews the base salary of each named executive officer and may make adjustments as and when appropriate, consistent with our compensation objectives and based on the board of directors’ consideration of an executive’s individual performance and our overall performance. The board of directors reviewed the base salaries of the named executive officers in 2010 and determined that no increases were necessary to achieve performance goals, and consequently none of the named executive officers received salary increases during 2010.

Annual Discretionary Performance Bonuses

In the initial establishment of compensation packages for the named executive officers in 2009, the board of directors reviewed the advisability of, and approved the use of, a proposed structure of bonuses to be paid to the named executive officers based on the achievement of certain corporate goals. As part of that process, the board of directors determined that Mr. Mahaffy’s target annual bonus for each calendar year should equal 50% of his annual base salary and that the target annual bonuses for Messrs. Mast and Allen and Ms. Ivers-Read should equal 40% of their respective annual base salaries.

For 2010, the compensation committee did not set any specific performance targets for the payment of bonuses to our named executive officers. Instead, in the first quarter of 2011, the compensation committee subjectively reviewed our overall performance and determined that in a normal year, it would have recommended to pay bonus awards in an amount equal to 80% of target levels based on our overall performance during 2010. In considering our overall performance during 2010, the compensation committee reviewed our business development progress during 2010 (which included the in-licensing of CO-1686 and the expansion of our geographic rights to CO-101), the development of CO-101 during 2010 and our cash burn during 2010 (which was approximately $35.0 million). However, given the early stage of our development, the compensation committee recommended (and the board of directors determined) that bonuses for 2010 would be set at 50% of amounts that the compensation committee otherwise determined would be regular target levels. Therefore, 2010 bonuses for the named executive officers were set at 40% of the target levels.

Equity Compensation

We maintain the Clovis Oncology, Inc. 2009 Equity Incentive Plan, or the 2009 Plan, the terms of which are described below. In 2010, the board of directors determined that no new equity grants would be made to our named executive officers in 2010.

The board of directors determined that the original grants of restricted stock made to the named executive officers in 2009 still provided sufficient incentive to maximize our value for our stockholders, given that the restricted stock was granted subject to a four-year vesting schedule: 25% on the date of grant, and in 48 equal monthly installments thereafter. The board of directors reasoned that vesting of previously granted awards during 2010 would serve as a sufficient retention incentive for the named executive officers in that year.

Retirement Benefits

In 2010, we provided retirement benefits to our named executive officers through the Clovis Oncology, Inc. 401(k) plan, a defined contribution pension plan, on the same basis as our other employees. We make matching contributions to the account of each eligible employee under the 401(k) plan of 100% of the first 4% of an employee’s contributions to his or her account.

Other Benefits

In 2010, our named executive officers were eligible to receive the same basic benefits, including health benefits, that were available to our other employees.

Compensation Decisions Relating to Fiscal Year 2011

2011 Option Grants

On March 8, 2011, Mr. Mahaffy was granted options to purchase 206,897 shares of common stock pursuant to the 2009 Plan, and Messrs. Mast and Allen and Ms. Ivers-Read were each granted options to purchase 68,965 shares of common stock pursuant to the 2009 Plan, in each case at an exercise price per share of $3.28. Twenty-five percent of the shares of common stock subject to the options will vest on the one-year anniversary of the date of grant, and the remainder will vest in substantially equal installments over the 36 months immediately following such anniversary, subject to continued employment through such date. The options may be exercised by the named executive officers prior to vesting in exchange for shares of restricted stock with the same vesting schedule as the options. The shares of our common stock acquired upon exercise of an option (or upon vesting of any restricted shares acquired upon an exercise prior to the vesting) are subject to a 180-day lock-up period following an initial public offering of the Company.

Increase to Base Salaries

On August 24, 2011, in order to provide each of our named executive officers with base salaries that are competitive with our publicly traded peer companies, the annual base salaries of each of Messrs. Mahaffy, Mast, and Allen and Ms. Ivers-Read were increased retroactively to March 1, 2011 to $450,000, $350,000, $375,000, and $350,000, respectively.

New Employment Agreements

On August 24, 2011, we entered into new employment agreements with each of our named executive officers to replace each of their existing at-will employment, confidential information, invention assignment and arbitration agreements. With the assistance of our compensation consultants, we determined that it was advisable to enter into new employment agreements with each of our named executive officers prior to the effective date of this offering to ensure that the compensation and benefits provided to our named executive officers were competitive with our publicly traded peer companies.

The employment agreements for Messrs. Mahaffy, Mast and Allen and Ms. Ivers-Read provide for an annual base salary of no less than $450,000, $350,000, $375,000, and $350,000, respectively. Additionally, the target annual bonuses are set at 50% of his annual base salary for Mr. Mahaffy and 40% of their respective annual base salaries for Messrs. Mast and Allen and Ms. Ivers-Read. In the event that a named executive officer’s employment is terminated by us without “just cause” (as defined in the employment agreement) or by the executive for “good reason” (as defined in the employment agreement), the executive will, subject to his or her execution of a general release of claims and continued compliance with any restrictive covenants, be entitled to (i) any earned but unpaid bonus for the calendar year immediately preceding the calendar year of termination, (ii) continuation of his or her then-current base salary during the “severance period” and (iii) payment of an applicable percentage (the percentage of employee health care premium costs covered by us as of the date of termination) of the executive’s COBRA premiums during the severance period. For purposes of the employment agreements, the term “severance period” generally means 9 months for Mr. Mahaffy and 6 months for Messrs. Mast and Allen and Ms. Ivers-Read, except that the severance period will increase to 24 months for Mr. Mahaffy and 12 months for Messrs. Mast and Allen and Ms. Ivers-Read in the event that such termination occurs during the 12 months following a “change in control” (as defined in the employment agreement). Additionally, in the event that such termination occurs within 12 months following a change in control, the executives will also be entitled to (x) accelerated vesting of all outstanding equity awards, and (y) an amount equal to the executive’s then-current target bonus, payable in equal monthly installments during the severance period. Each named executive officer will also be entitled to a gross-up payment for payments that result in an excise tax imposed by Section 4999 of the Internal Revenue Code, subject to a maximum gross-up payment of $2,000,000.

Following any termination of a named executive officer’s employment, he or she will be subject to customary noncompete restrictions for 6 months (or in the case of Mr. Mahaffy, 9 months) and also a customary 12 month nonsolicit period with respect to employees and customers.

Compensation Risk Management

Our board of directors has reviewed our overall compensation policies and practices to determine whether those policies and practices are reasonably likely to have a material adverse effect on us and has concluded that they are not reasonably likely to have a material effect on us. In conducting its analysis, the board of directors considered the following factors:

•	Base salary: Base salary is a fixed portion of overall compensation that is set based on factors such as the scope of an employee’s responsibilities, and which provides income regardless of our short-term performance. Our board of directors does not believe that base salary creates an incentive for our employees to take undue risks.

•	Bonus programs: Bonuses are designed to reward employees for achieving annual company-wide performance goals that are important to our success, and intended to compensate our employees for achieving such goals. Although the board of directors has historically based bonuses on the achievement of company-wide goals, the actual amount of any bonus is subject to board of directors discretion. For these reasons, our board of directors does not believe that our bonus programs encourage employees to take risks which could have an adverse effect on us.

•	Equity compensation: Equity awards are designed to encourage our employees to align their interests with the long-term interests of our stockholders. Our board of directors believes that equity compensation discourages our employees from taking unnecessary risks because the ultimate value of the equity awards is determined based on the long-term appreciation in the value of our stock.

After considering the risk implications of each element of the above elements of our overall compensation program, our board of directors concluded that our overall compensation policies and practices are not likely to have a material adverse effect on us.

Executive Compensation

The following table shows the compensation of our principal executive officer, our principal financial officer and our other named executive officers for 2010.

Summary Compensation Table

				All Other
		Salary	Bonus	compensation(1)	Total
Name and principal position	Year	($)	($)	($)	($)

Patrick J. Mahaffy	2010	375,000	75,000	9,800	459,800
President and Chief Executive Officer

Erle T. Mast	2010	325,000	52,000	9,208	386,208
EVP, Chief Financial Officer

Gillian C. Ivers-Read	2010	325,000	52,000	9,208	386,208
EVP, Technical Operations and Chief Regulatory Officer

Andrew R. Allen	2010	325,000	52,000	9,208	386,208
EVP of Clinical and Pre-Clinical Development and Chief Medical Officer

(1)	Represents the matching contributions made during 2010 to our 401(k) plan on behalf of each named executive officer.

Narrative Disclosure Relating to Summary Compensation Table

For an explanation of the amount of salary and bonus paid to our named executive officers, please see the discussion of “Annual Discretionary Performance Bonuses” and “Base Salary” in the Compensation Discussion and Analysis, and the disclosure provided in the “Summary Compensation Table,” above.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers at December 31, 2010.

		Market value of
	Number of shares or	shares or units of
	units of stock that	stock that have
	have not vested	not vested
Name	(#)(1)	($)(2)

Patrick J. Mahaffy	273,438	896,877
Erle T. Mast	91,146	298,959
Gillian C. Ivers-Read	91,146	298,959
Andrew R. Allen	91,146	298,959

(1)	The restricted stock held by the named executive officers was granted in May 2009 and was 25% vested as of the date of grant, and thereafter 1/48th of the remaining restricted stock vests on each monthly anniversary of the date of grant thereafter. In the event that a named executive officer’s employment is terminated by us without “cause” within six months following a change in control of the Company, 100% of the unvested shares of restricted stock will immediately vest upon such termination.

(2)	Represents the estimated market value of the shares on December 31, 2010 of $3.28 per share.

Option Exercises and Stock Vested

	Restricted stock awards
	Number of shares	Value realized on
Name	acquired on vesting (#)	vesting ($)(1)

Patrick J. Mahaffy	113,147	348,493
Erle T. Mast	37,715	116,162
Gillian C. Ivers-Read	37,715	116,162
Andrew R. Allen	37,715	116,162

(1)	Represents the aggregate value realized upon vesting based on the estimated market value on each applicable vesting date of $3.08 per share.

Potential Payments Upon a Termination or Change in Control

Each of our named executive officers was employed on an “at-will” basis as of December 31, 2010 and none would have been entitled to receive any cash severance benefits had their employment terminated on December 31, 2010. Pursuant to their restricted stock agreements, as discussed above under “Compensation Discussion and Analysis—Equity Compensation,” the named executive officers are entitled to full vesting of their restricted stock upon a termination without “cause” (a “qualifying termination”) within 6 months following a “change in control” (as defined in the restricted stock agreements). Assuming a qualifying termination occurred on December 31, 2010, the total value that would have been received by each of our named executive officers on account of the accelerated vesting described in the previous sentence are as follows (based on the estimated market value of our common stock on December 31, 2010 of $3.28 per share): $896,877 for Mr. Mahaffy, and $298,959 for each of Mr. Mast, Dr. Allen and Ms. Ivers-Read.

Director Compensation

Director Compensation Table

The following table summarizes the compensation received by our directors for the year ended December 31, 2010.

	Option awards
Name	($)(1)(2)	Total ($)

Brian G. Atwood	13,800	13,800
M. James Barrett	13,800	13,800
James C. Blair	13,800	13,800
Paul Klingenstein	13,800	13,800
Edward J. McKinley	13,800	13,800
John C. Reed	13,800	13,800
Thorlef Spickschen	13,800	13,800

(1)	The directors each received a grant of options to purchase 6,897 shares of our common stock on December 2, 2010. As of December 31, 2010, each of the directors other than Dr. Blair had a total of 32,760 options outstanding. As of December 31, 2010, Dr. Blair had exercised 25,863 options for shares of our restricted common stock and had 6,897 options outstanding.

(2)	Amount represents the fair value of the awards on the date of grant computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our financial statements included elsewhere in this prospectus.

Narrative Disclosure relating to Director Compensation Table

Stock Option Grants

On December 2, 2010, we made grants of options to purchase 6,897 shares of our stock to each of our directors pursuant to the 2009 Plan, at an exercise price per share of $3.08. Twenty-five percent of the options were fully vested as of the date of grant and 25% will vest on each of the first three anniversaries of August 26, 2010. The option agreements provide that the directors may exercise their options prior to vesting, in which case the directors will receive grants of restricted stock upon exercise of the options and the purchase price of such restricted stock will be the exercise price paid by the directors for the options.

Director Compensation Policy

For a discussion of the director compensation arrangements to be effective following the effective date of this offering, please see “Certain Relationships and Related Party Transactions — Director Compensation”.

Employee Benefit Plans

2009 Equity Incentive Plan

We maintain the 2009 Equity Incentive Plan (the 2009 Plan), pursuant to which 1,508,621 shares of our common stock are reserved for grant to our employees, consultants and directors. Pursuant to the 2009 Plan, we may make grants of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, consultants, and directors.

Upon the occurrence of a corporate event (such as a merger, recapitalization, stock split, reorganization, consolidation, or other similar event), the board of directors may adjust the number, class, and price of shares covered by each award granted under the 2009 Plan. In the event of a merger or a “change in control” (as defined in the 2009 Plan), the board of directors may determine that awards will (i) be assumed or substituted by the acquiring company, (ii) be terminated, (iii) become fully vested and exercisable, (iv) be terminated and cashed out, or (v) be treated in any combination thereof.

The board of directors may amend, suspend, alter, or terminate the 2009 Plan or awards granted under the 2009 Plan at any time, provided that a participant’s rights with respect to outstanding awards may not be impaired without their express written consent. Absent earlier termination by the board of directors, the 2009 Plan will expire in February 2021. It is currently anticipated that no additional grants will be made under the 2009 Plan following this offering.

2011 Equity Incentive Plan

We have adopted a new equity incentive plan, the 2011 Plan, which will be effective as of the closing of this offering, that will afford our compensation committee with more flexibility by allowing grants of a wide variety of equity awards to our key employees, directors and consultants, including incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock-based awards. The 2011 Plan will be designed to assist us in attracting, retaining, motivating and rewarding key employees, directors, and consultants, and promoting the creation of long-term value for our stockholders by closely aligning the interests of the participants with those of our stockholders.

The 2011 Plan will initially reserve for issuance a number of shares of common stock equal to the sum of (x) 1,250,000, and (y) the number of shares of our common stock that were available for grant under the 2009 Plan as of the date of this prospectus (not including issued or outstanding shares granted pursuant to awards under the 2009 Plan as of such date). No future grants will be made pursuant to the 2009 Plan following the date of this prospectus. Thereafter, the number of shares of our common stock reserved for issuance under the 2011 Plan will be increased (i) from time to time by the number of shares of our common stock forfeited upon the expiration, cancellation, forfeiture, cash settlement or other termination of awards under the 2009 Plan following the date of this prospectus, and (ii) at the discretion of our board of directors, on the date of each annual meeting of our stockholders, by up to the lesser of (x) a number of additional shares of our common stock representing 4% of our then-outstanding shares of common stock on such date and (y) 2,758,621 shares of our common stock. The number of shares reserved for issuance will also be subject to adjustment in the event of any stock split, reverse stock split, reorganization, recapitalization, merger, consolidation, combination, share exchange or any other similar change in our capitalization, or in connection with any extraordinary dividend declared and paid in respect of shares of our common stock.

Upon the occurrence of certain corporate events, including a change in control, our compensation committee may (i) provide for the assumption or substitution of all outstanding awards, (ii) accelerate the vesting of outstanding awards, (iii) cancel all outstanding unvested awards for no consideration and cancel all vested awards in consideration for a payment equal to the per share consideration received by our stockholders in connection with such corporate event, and/or (iv) convert all outstanding awards into cash-based awards.

The 2011 Plan will be administered by our compensation committee, which will have the authority to select participants and to determine the time and form or awards thereunder. Our board of directors will have the ability to suspend, terminate, or amend the 2011 Plan at any time, although the board of directors generally may not amend the 2011 Plan in such a way that would adversely affect the rights of any participating employee without that employee’s consent or stockholder approval. The 2011 Plan explicitly prohibits the repricing of awards granted pursuant to the 2011 Plan without stockholder approval. Unless sooner terminated, the 2011 Plan will terminate in August 2021.

2011 Employee Stock Purchase Plan

We have adopted a new employee stock purchase plan, the ESPP, which will be effective as of the closing of this offering, that will provide our employees, including our named executive officers, and employees of certain designated subsidiaries with an opportunity to purchase our ordinary shares at a discount on a tax-qualified basis through payroll deductions following the effective date of this registration statement. The ESPP will be designed to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code.

A total of 189,656 shares of our common stock, as the same may, at the discretion of our board of directors, be increased annually on the date of each annual meeting of our stockholders, by up to the lesser of (x) a number of additional shares of our common stock representing 1% of our then-outstanding shares of common stock and (y) 344,828 shares of our common stock will be reserved for issuance under the ESPP. The number of shares of our common stock reserved for issuance pursuant to the ESPP shall also be subject to adjustment in the event of certain changes in our corporate structure or ordinary shares. The ESPP will provide for consecutive 6-month offering periods, during which participating employees may elect to have between 1% and 10% of their compensation withheld and applied to the purchase of ordinary shares at the end of the period. Unless otherwise determined by our compensation committee before an offering period, the purchase price will be the lesser of (x) 85% of the fair market value of the ordinary shares at the start of the offering period and (y) 85% of the fair market value on the last day of the offering period.

In the event that there is a proposed merger or amalgamation with or into another corporation or a proposed sale of all or substantially all of our assets, all outstanding options under the ESPP will either be assumed by the successor corporation, parent or surviving corporation or the offering period then in effect will be shortened to end prior to the closing of such merger, amalgamation, or sale.

The ESPP will be administered by our compensation committee. Our board of directors will have the ability to suspend, terminate, or amend the ESPP at any time, although the board of directors generally may not amend the ESPP in such a way that would adversely affect the rights of any participating employee without that employee’s consent or stockholder approval. Unless sooner terminated, the ESPP will terminate in August 2021.

2011 Cash Bonus Plan

We have adopted a new cash bonus plan pursuant to which annual performance-based cash bonuses (up to a maximum of $10.0 million per year per employee) may be paid to our named executive officers at the discretion of our compensation committee. It is intended that any bonuses paid pursuant to the cash bonus plan following the consummation of this offering will be considered “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The cash bonus plan will be administered by our compensation committee, which will have the discretion to grant awards under the cash bonus plan, set and adjust performance targets, and certify whether the applicable performance targets have been satisfied. The performance goals with respect to any bonus under the cash bonus plan may be based on any one or more of the following business criteria: (i) enterprise value or value creation targets; (ii) after-tax or pre-tax profits or net income; (iii) after-tax or pre-tax margins; (iv) revenues; (v) operational cash flow or earnings before income tax or other exclusions; (vi) reduction of, or limiting the level of increase in, all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations; (vii) consummation of debt and equity offerings; (viii) equity capital raised; (ix) earnings per share, earnings per diluted share or earnings per share from continuing operations; (x) return on capital employed; (xi) market share; (xii) the fair market value of our common stock; (xiii) the growth in the value of an investment in our common stock; (xiv) reduction of, or limiting the level of increase in, all or a portion of controllable expenses or costs or other expenses or costs; (xv) economic value added targets based on a cash flow return on investment formula; (xvi) customer satisfaction or service measures or indices; (xvii) employee satisfaction; (xviii) efficiency or productivity measures; (xix) asset management (e.g., inventory and receivable levels); (xx) compliance goals (e.g., regulatory and legal compliance); or (xxi) strategic business objectives, goals or initiatives.

Our board of directors or our compensation committee may amend or terminate our cash bonus plan at any time, although the cash bonus plan generally may not amend in such a way that would adversely affect the rights of any participating employee without that employee’s consent or stockholder approval or if such amendment would result in any bonus failing to be deductible under Section 162(m) of the Internal Revenue Code of 1986. No bonuses may be granted pursuant to the cash bonus plan on or after our first stockholder meeting that occurs after the close of the third (3rd) calendar year following the calendar year in which this offering becomes effective, unless our stockholders reapprove the business criteria on or before such stockholder meeting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions, since our formation in April 2009, to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “Executive and Director Compensation.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Preferred Stock and Convertible Promissory Note Issuances

Since our inception, we have sold shares of our common stock, shares of our Series A-1 convertible preferred stock, shares of our Series A-2 convertible preferred stock, shares of our Series B convertible preferred stock and the aggregate principal amount of convertible promissory notes to our executive officers, directors or holders of more than 5% of our voting securities in the amounts and as of the dates shown below:

					Principal
		Series A-1	Series A-2	Series B	Amount of
		Convertible	Convertible	Convertible	Convertible
	Common	Preferred	Preferred	Preferred	Promissory
	Stock	Stock	Stock	Stock	Notes

Stockholders beneficially owning 5% or more of our voting securities
Entities affiliated with Domain Associates	—	1,206,897	1,206,897	2,612,330	$4,784,000
Entities affiliated with New Enterprise Associates	—	1,206,897	1,206,897	2,612,330	$4,784,000
Entities affiliated with Versant Ventures	—	862,069	862,069	1,865,950	$3,418,000
Entities affiliated with Aberdare Ventures	—	517,241	517,241	1,119,570	$2,050,000
Abingworth Bioventures V, L.P.	—	517,241	517,241	1,119,570	$2,050,000
Directors and Executive Officers
Patrick J. Mahaffy	603,449	51,724	51,724	111,957	$206,000
Erle T. Mast	201,150	6,897	6,897	14,928	$28,000
Andrew R. Allen	201,150	10,345	10,345	22,391	$40,000
Gillian C. Ivers-Read	201,150	6,897	6,897	14,928	$28,000
Brian G. Atwood	—	—	—	—	—
M. James Barrett	—	—	—	—	—
James C. Blair	—	—	—	—	—
Paul Klingenstein	—	—	—	—	—
Edward J. McKinley	—	103,448	103,448	223,914	$410,000
John C. Reed	—	—	—	—
Thorlef Spickschen	—	17,241	17,241	37,319	$68,000
Price Per Share	$0.0029	$2.00	$3.00	$4.62	N/A
Conversion Price Per Share	N/A	$5.80	$8.70	$13.40	$14.00	*
Date of Purchase	May 12, 2009	May 15, 2009	November 9, 2009	November 18, 2009	May 25, 2011

*	Assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

Restricted Stock Purchase Agreements

Each of our named executive officers purchased restricted shares of our common stock in May 2009 pursuant to restricted stock purchase agreements between the named executive officers and us. Pursuant to these agreements, Mr. Mahaffy purchased 603,449 shares of restricted stock, Mr. Mast, Dr. Allen and Ms. Ivers-Read each purchased 201,150 shares of restricted stock. Until such time as the shares vest (as described below), the shares are subject to repurchase by us following a termination of the named executive officer’s employment for any reason at a purchase price equal to the lesser of the then-current fair market value and the purchase price paid for such shares. The restricted stock was 25% vested as of the date of grant, and 1/48th of the remaining shares of stock vest on each monthly anniversary thereafter, subject to continued employment through such date. In the event that a named executive officer’s employment is terminated by us without “cause” within six months following a change in control of the Company, 100% of the unvested shares of restricted stock will immediately vest upon such termination. The agreements impose restrictions on transfer of the restricted stock and a lock-up period for 180 days following our initial public offering.

Convertible Promissory Notes

On May 25, 2011, we issued to existing holders of our convertible preferred stock on a pro rata basis with their respective ownership of our convertible preferred stock, at face value, $20.0 million aggregate principal amount of our 5% convertible promissory notes due 2012. On June 2, 2011, we issued to Pfizer $15.0 million aggregate principal amount of our 5% convertible promissory notes due 2012, $7.0 million of which were issued as consideration for the up-front payment under our license agreement with Pfizer for CO-338 and $8.0 million of which were issued for an investment of $8.0 million of cash by Pfizer. The notes accrue interest at an annual rate of 5% which is not due until maturity. The outstanding principal amount and all accrued and unpaid interest thereon will convert into shares of our common stock immediately prior to the closing of this offering at a price per share equal to our initial public offering price set forth on the cover page of this prospectus.

Participation in this Offering

In May 2009, we entered into a Series A-1, A-2, B and C Preferred Stock Purchase Agreement with certain of our existing stockholders, including entities affiliated with Domain Associates, New Enterprise Associates, Versant Ventures and Aberdare Ventures; Abingworth Bioventures V, L.P.; and our executive officers and certain of our directors, Messrs. Mahaffy, Mast, Allen, McKinley and Spickschen and Ms. Ivers-Read, pursuant to which such stockholders agreed to purchase, subject to certain conditions, up to $146.3 million of shares of convertible preferred stock with each such series of convertible preferred stock issuable upon the approval of our board of directors and holders of 55% of our convertible preferred stock. As of the date of this prospectus, these holders of our convertible preferred stock have purchased an aggregate of approximately $75.7 million of shares of our convertible preferred stock and $20.0 aggregate principal amount of our 5% convertible promissory notes due 2012. These holders of our convertible preferred stock have indicated an interest in purchasing an aggregate of approximately $50.6 million of shares of our common stock in this offering, expected to be allocated pro rata among them based on each such stockholder’s ownership of the outstanding shares of our convertible preferred stock outstanding immediately prior to this offering, at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Voting Agreement

We have entered into a voting agreement with holders of our convertible preferred stock and certain other stockholders that contains agreements with respect to the election of our board of directors and its composition. All of our current directors were elected pursuant to the terms of this voting agreement. The voting agreement will terminate upon the closing of this offering.

Right of First Refusal and Co-Sale Agreement

We have entered into a right of first refusal and co-sale agreement with holders of our convertible preferred stock and certain other stockholders. This agreement provides the holders of convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by certain holders of our common stock. These rights of purchase and co-sale will terminate upon the closing of this offering.

Investors’ Rights Agreement

We and our founders and holders of our convertible preferred stock have entered into an agreement under which such security holders have registration rights with respect to their shares of common stock following this offering. Upon the closing of this offering, all of our currently outstanding shares of convertible preferred stock will convert into shares of our common stock at the conversion prices set forth in the table above, and the outstanding principal amount of our convertible promissory notes and all accrued and unpaid interest thereon will convert into shares of our common stock at a price per share equal to our initial public offering price set forth on the cover page of this prospectus. For more information regarding these agreements, see “Description of Capital Stock—Registration Rights.”

Director Compensation

For a discussion of the director compensation arrangements that were in effect prior to the effective date of this offering, see “Executive and Director Compensation—Director Compensation.” Following the effective date of this offering, each non-executive director will be entitled to receive a $40,000 (or $50,000 in the case of our chairman) annual cash retainer. Further, the chairman of each of our audit, compensation, and nominating and corporate governance committees will receive an additional annual cash retainer of $16,000, $10,000, and $7,000, respectively. Other members of our audit, compensation, and nominating and corporate governance committees will receive an additional annual cash retainer of $8,000, $5,000, and $5,000, respectively. Finally, each non-executive director will receive an annual grant of a stock option to purchase 12,414 shares of common stock, which will vest on the first anniversary of the date of grant, subject to continued service through the vesting date. It is currently intended that new directors will receive a one-time initial grant of a stock option to purchase 27,587 shares of common stock upon joining the board of directors, with one-third of the grant vesting on each of the first three anniversaries of the date of grant.

Employment Agreements

We have entered into employment agreements with each of Messrs. Mahaffy and Mast, Dr. Allen and Ms. Ivers-Read. For more information regarding these agreements, see “Executive and Director Compensation—New Employment Agreements.”

On August 5, 2011, we entered into an at-will employment letter agreement with Steven L. Hoerter, pursuant to which Mr. Hoerter has agreed to serve as our Senior Vice President of Commercial Operations. Pursuant to the letter agreement, Mr. Hoerter will be entitled to an initial base salary of $310,000 per year and a one-time bonus of $100,000, of which $50,000 was paid on his start date and the remaining $50,000 will be paid on the first anniversary of his start date, if he remains employed through such date. The letter agreement also provides for the grant to Mr. Hoerter of an option to purchase 86,206 shares of our common stock. As a condition to his employment, Mr. Hoerter also executed our standard confidential information, invention assignment and non-solicitation agreement.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and named executive officers. For more information regarding these agreements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.”

Stock Option Awards

We have granted stock options to our executive officers and directors. For more information regarding these stock option awards, see “Executive and Director Compensation—Stock Option Grants.”

In March 2011, Mr. Mahaffy was granted options to purchase 206,897 shares of common stock pursuant to the 2009 Plan, and Messrs. Mast and Allen and Ms. Ivers-Read were each granted options to purchase 68,966 shares of common stock pursuant to the 2009 Plan, in each case at an exercise price per share of $3.28. Twenty-five percent of the shares of common stock subject to the options will vest on the one-year anniversary of the date of grant, and the remainder will vest in substantially equal installments over the 36 months immediately following such anniversary, subject to continued employment through such date. The options may be exercised by the named executive officers prior to vesting in exchange for shares of restricted stock with the same vesting schedule as the options.

In August 2009, we made grants of options to purchase 25,863 shares of our common stock to each of our non-executive directors, at an exercise price per share of $0.29. Twenty-five percent of the options were fully vested as of the date of grant and 25% will vest on each of the first three anniversaries of the date of grant. The options may be exercised by the directors prior to vesting in exchange for shares of restricted stock with the same vesting schedule as the options.

In December 2010, we made grants of options to purchase 6,896 shares of our common stock to each of our non-executive directors pursuant to the 2009 Plan, at an exercise price per share of $3.08. Twenty-five percent of the options were fully vested as of the date of grant and 25% will vest on each of the first three anniversaries of August 26, 2010. The options may be exercised by the directors prior to vesting in exchange for shares of restricted stock with the same vesting schedule as the options.

In August 2011, each of our non-executive directors received their annual stock option grant. Each non-executive director was granted a stock option to purchase 12,413 shares of common stock pursuant to the 2009 Plan, at an exercise price per share of $11.02. The stock options will vest in August 2012. The options may be exercised by the directors prior to vesting in exchange for shares of restricted stock with the same vesting schedule as the options.

In August 2011, Mr. Hoerter was granted options to purchase 86,206 shares of common stock pursuant to the 2009 Plan, at an exercise price per share of $11.02. Twenty-five percent of the shares of common stock subject to the options will vest on the one-year anniversary of the date of grant, and the remainder will vest in substantially equal installments over the 36 months immediately following such anniversary, subject to continued employment through such date. The options may be exercised by Mr. Hoerter prior to vesting in exchange for shares of restricted stock with the same vesting schedule as the options.

The shares of our common stock acquired upon exercise of an option (or upon vesting of any restricted shares acquired upon an exercise prior to vesting) by our executive officers and directors are subject to a 180-day lock-up period following our initial public offering.

Policies and Procedures Regarding Transactions with Related Persons

We have adopted a written policy that sets forth our policies regarding the identification, review, consideration, approval and oversight of “related-person transactions”, which will be effective as of the closing of this offering. For purposes of our policy only, a “related-person transaction” is a past, present or future transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A “related person,” as determined since the beginning of our last fiscal year, is any executive officer, director or nominee to become director, a holder of more than 5% of our common stock, including any immediate family members of such persons or any entity in which such a person has a 10% or greater equity interest. Any related-person transaction may only be consummated if our audit committee has approved or ratified the transaction in accordance with the policy guidelines set forth below.

The policy imposes an affirmative duty upon each director and executive officer to identify, and we will request that significant stockholders identify, any transaction involving them, their affiliates or immediate family members that may be considered a related party transaction before such person engages in the transaction. Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval process. Prior to the closing of this offering, we did not have a formal policy concerning transactions with related persons.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth certain information regarding the beneficial ownership of our common stock as of October 20, 2011 and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each person or group of affiliated persons who are known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our named executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power over the security, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The number of shares of our common stock beneficially owned prior to this offering set forth below is based on 11,465,590 shares of our common stock outstanding as of October 20, 2011, after giving effect to (1) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering and (2) the issuance of 2,559,774 shares of our common stock immediately prior to the closing of this offering as a result of the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012 (including accrued and unpaid interest thereon), assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on November 18, 2011. The number of shares of our common stock beneficially owned after this offering set forth below is based on 20,765,590 shares of our common stock to be issued and outstanding immediately after the closing of this offering.

Holders of our convertible preferred stock immediately prior to this offering, including our executive officers, certain of our directors and certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $50.6 million of shares of our common stock in this offering, expected to be allocated among them as indicated in the table below, at the initial public offering price set forth on the cover page of this prospectus (or an aggregate of approximately 3,616,256 shares of common stock assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus). The information set forth in the table below assumes the purchase of all of these shares in this offering by such stockholders. Although we anticipate that these stockholders will purchase, and that the underwriters will sell to these stockholders, all of the shares of our common stock that these stockholders have indicated an interest in purchasing, indications of interest are not binding agreements or commitments to purchase and the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Except as indicated in the footnotes below and subject to applicable community property laws, each of the beneficial owners named in the table below has, and upon the closing of this offering will have, to our knowledge, sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Clovis Oncology, Inc., 2525 28th Street, Suite 100, Boulder, Colorado 80301.

	Prior to This Offering			After This Offering
	Number of		Percent of	Number of	Percent of
	Shares		Shares	Shares	Shares
	Beneficially		Beneficially	Beneficially	Beneficially
Name Of Beneficial Owner	Owned		Owned	Owned	Owned

Stockholders beneficially owning 5% or more of our common stock
Entities affiliated with Domain Associates	2,115,950	(1)	18.5%	2,981,085	14.4%
Entities affiliated with New Enterprise Associates, Inc.	2,083,190	(2)	18.2%	2,948,325	14.2%
Entities affiliated with Versant Ventures	1,488,055	(3)	13.0%	2,106,009	10.1%
Entities affiliated with Aberdare Ventures	892,771	(4)	7.8%	1,263,542	6.1%
Abingworth Bioventures V, L.P.	892,773	(5)	7.8%	1,263,544	6.1%
Pfizer Inc.	1,096,378	(6)	9.6%	1,096,378	5.3%
Officers and Directors
Patrick J. Mahaffy	899,694		7.8%	936,770	4.5%
Erle T. Mast	282,066	(7)	2.4%	287,009	1.4%
Andrew R. Allen	287,896	(8)	2.5%	291,467	1.4%
Gillian C. Ivers-Read	282,066	(9)	2.4%	287,009	1.4%
Steven L. Hoerter	86,206	(10)	*	86,206	*
Brian G. Atwood	1,533,226	(11)	13.3%	2,151,180	10.3%
M. James Barrett	2,128,361	(12)	18.5%	2,993,496	14.4%
James C. Blair	2,128,363	(13)	18.5%	2,993,498	14.4%
Paul Klingenstein	937,942	(14)	8.1%	1,308,713	6.3%
Edward J. McKinley	223,723	(15)	1.9%	297,876	1.4%
John C. Reed	45,171	(16)	*	45,171	*
Thorlef Spickschen	74,904	(17)	*	87,263	*
All directors and named executive officers as a group (12 persons)	8,909,618		74.0%	11,765,658	55.1%

*	Represents beneficial ownership of less than 1% of our common stock.

(1)	Includes 2,048,256 shares of common stock owned by Domain Partners VII, L.P., 34,934 shares of common stock owned by DP VII Associates, L.P. and 32,760 shares of common stock owned by Domain Associates, L.L.C. With respect to the shares owned by Domain Partners VII, L.P. and DP VII Associates, L.P., James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo, the managing members of One Palmer Square Associates VII, L.L.C., the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P., share voting and investment power with respect to these shares. With respect to the shares owned by Domain Associates, L.L.C., voting and investment power is shared among the managing members, James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo. Domain Associates is located at One Palmer Square, Suite 515, Princeton, NJ 08542.

(2)	Includes (i) 2,076,294 shares of common stock held of record by New Enterprise Associates 13, L.P. (NEA 13); and (ii) 6,896 shares of common stock held of record by NEA Ventures 2009, L.P. (Ven 2009). The shares directly held by NEA 13 are indirectly held by NEA Partners 13, L.P. (NEA Partners 13), the sole general partner of NEA 13, NEA 13 GP, LTD (NEA 13 LTD), the sole general partner of NEA Partners 13 and each of the individual directors of NEA 13 LTD. The individual Directors (collectively, the “Directors”) of NEA 13 LTD, M. James Barrett (a member of our board of directors), Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, C. Richard Kramlich, David M. Mott, Scott D. Sandell, Ravi Viswanathan and Harry R. Weller, share voting and investment power with respect to these shares. The shares directly held by Ven 2009 are indirectly held by Karen P. Welsh, the general partner of Ven 2009. NEA 13, NEA Partners 13, NEA 13 LTD and the Directors share voting and dispositive power with regard to the shares directly held by NEA 13. Karen P. Welsh, the general partner of Ven 2009, holds voting and dispositive power over the shares held by Ven 2009. All indirect holders of the above-referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(3)	Includes 1,478,741 shares of common stock held of record by Versant Venture Capital IV, L.P. and 9,314 shares of common stock owned by Versant Side Fund IV, L.P. Voting and investment power over the shares held of record by Versant Venture Capital IV, L.P., and Versant Side Fund IV, L.P. is held by Versant Ventures IV, LLC, their sole general partner. Brian G. Atwood, a member of our board of directors, is a managing member of Versant Ventures IV, LLC but he disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein, and the options held by him. The individual managing members of Versant Ventures IV, LLC are Brian G. Atwood, Bradley J. Bolzon, Samuel D. Colella, Ross A. Jaffe, William J. Link, Kirk G. Nielsen, Robin L. Praeger, Rebecca B. Robertson, Camille D. Samuels, Charles M. Warden and Kevin J. Wasserstein, all of whom share voting and investment power with respect to these shares. Each individual managing member disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest in such shares. The address of each entity affiliated with Versant Ventures is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, CA 94025.

(4)	Includes 875,302 shares of common stock owned by Aberdare Ventures IV, L.P. and 17,469 shares of common stock owned by Aberdare Partners IV, L.P. Mr. Klingenstein is a managing member of Aberdare GP IV, LLC, the general partner of Aberdare Ventures IV, L.P. and Aberdare Partners IV, L.P. With respect to the shares owned by Aberdare Ventures IV, L.P. and Aberdare Partners IV, L.P., voting and investment power is shared among Mr. Klingenstein, Sami Hamade and John H. Odden, the managing members of Aberdare GP IV, LLC. Mr. Klingenstein disclaims beneficiary ownership of such shares except to the extent of his pecuniary interest therein. Aberdare Ventures is located at One Embarcadero Center, Suite 4000, San Francisco, CA 94111.

(5)	Abingworth LLP is the Manager of Abingworth Bioventures V L.P. The investment committee of Abingworth LLP comprising Dr. Joseph Anderson, Michael Bigham, Dr. Stephen Bunting and Dr. Jonathan MacQuitty share voting and investment power with respect to these shares, and disclaim beneficial ownership except to the extent of their pecuniary interest therein. Abingworth LLP is located at 38 Jermyn Street, London, SW1Y 6DN, United Kingdom.

(6)	Pfizer Inc. is located at 235 East 42nd Street, New York, NY 10017.

(7)	Includes 68,965 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(8)	Includes 68,965 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(9)	Includes 68,965 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(10)	Includes 86,206 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(11)	Includes 45,171 shares of common stock subject to outstanding options which are exercisable within the next 60 days, 1,478,741 shares of common stock owned by Versant Venture Capital IV, L.P. and 9,314 shares of common stock owned by Versant Side Fund IV, L.P. Versant Ventures IV, L.L.C. is the general partner of Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. Versant Ventures IV, L.L.C. shares voting and dispositive power over the shares of common stock held by Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. Mr. Atwood is a managing member of Versant Ventures IV, L.L.C. Mr. Atwood disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(12)	Includes 45,171 shares of common stock subject to outstanding options which are exercisable within the next 60 days. See footnote (2) above regarding Dr. Barrett’s relationship with New Enterprise Associates, Inc. and its affiliated entities. Dr. Barrett disclaims beneficial ownership of the shares held by NEA 13 and Ven 2009, referenced in footnote (2) above, except to the extent of his actual pecuniary interest therein. Dr. Barrett does not have voting or dispositive power over the shares held of record by Ven 2009.

(13)	Includes 12,413 shares of common stock subject to outstanding options which are exercisable within the next 60 days, 2,048,256 shares of common stock owned by Domain Partners VII, L.P., 34,934 shares of common stock owned by DP VII Associates, L.P. and 32,760 shares of common stock owned by Domain Associates, L.L.C. Dr. Blair is a managing member of One Palmer Square Associates VII, L.L.C., which is the general partner of Domain Partners VII, L.P. and DP VII Associates, L.P. Dr. Blair is also a managing member of Domain Associates, L.L.C. Dr. Blair disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(14)	Includes 45,171 shares of common stock subject to outstanding options which are exercisable within the next 60 days, 875,302 shares of common stock owned by Aberdare Ventures IV, L.P. and 17,469 shares of common stock owned by Aberdare Partners IV, L.P. Mr. Klingenstein is a managing member of Aberdare GP IV, LLC, the general partner of Aberdare Ventures IV, L.P. and Aberdare Partners IV, L.P. With respect to the shares owned by Aberdare Ventures IV, L.P. and Aberdare Partners IV, L.P., voting and investment power is shared among the managing members of Aberdare GP IV, LLC. Mr. Klingenstein disclaims beneficiary ownership of such shares except to the extent of his pecuniary interest therein.

(15)	Includes 45,171 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(16)	Includes 45,171 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

(17)	Includes 45,171 shares of common stock subject to outstanding options which are exercisable within the next 60 days.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, the registration rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering authorizes us to issue up to 100 million shares of common stock, par value $0.001 per share, and 10 million shares of preferred stock, par value $0.001 per share. No shares of preferred stock will be issued or outstanding immediately after this offering.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulative votes with respect to the election of directors. The holders of common stock are entitled to receive dividends ratably, if, as and when dividends are declared from time to time by our board of directors out of legally available funds, after payment of dividends required to be paid on outstanding preferred stock, if any. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. For more information, see “Dividend Policy.” Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable. The shares of common stock to be issued upon closing of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

As of September 30, 2011, there were 1,661,293 shares of our common stock outstanding and held of record by 22 stockholders.

As of September 30, 2011, options to purchase 883,953 shares of our common stock at a weighted average exercise price of $4.35 per share were outstanding.

Undesignated Preferred Stock

Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will be converted into shares of common stock. Under our amended and restated certificate of incorporation that will be in effect upon the closing of this offering our board of directors has the authority, without action by our stockholders, to designate and issue up to 10 million shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders and may adversely affect the market price of our common stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

After the closing of this offering, the holders of 14,867,109 shares or approximately 71.6% of our common stock (as of October 20, 2011) or their transferees (assuming the purchase of $50.6 million of shares of our common stock by existing investors who have indicated an interest in making such a purchase of our common stock in this offering) and holders of 297,237 shares of our common stock issuable upon exercise of options to purchase our common stock, subject to vesting schedules and to the lock-up agreements described elsewhere in this prospectus, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders will be entitled to notice of such registration and will be entitled to include their common stock in such registration, subject to certain marketing and other limitations. The holders of at least 55% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of shares of their common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Generally, we are required to bear all registration and related expenses incurred in connection with the demand and piggyback registrations described above. If we are required to file a registration statement, we must use our best efforts to cause the registration statement to become effective. These rights will terminate on the earlier of: (i) five years after the closing of this offering and (ii) with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

Anti-Takeover Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock. The foregoing provisions of the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Charter and Bylaws Anti-Takeover Provisions

Classified Board of Directors

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board of directors staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board of directors, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.

Size of Board of Directors and Removal of Directors

Our amended and restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering provide that:

•	the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors, which will prevent stockholders from circumventing the provisions of our classified board of directors;

•	directors may be removed only for cause; and

•	vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

Authorized Preferred Stock

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering provides for the issuance by our board of directors, without stockholder approval, of up to 10 million shares of preferred stock, with voting power, designations, preferences and other special rights as may be determined in the discretion of our board of directors. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing.

Calling of Special Meetings of Stockholders

Our amended and restated bylaws provide that special stockholder meetings for any purpose may only be called by our board of directors, our chairman or our chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting stock. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Limitation on Liability and Indemnification of Directors and Officers

See “Management—Limitation on Liability and Indemnification of Directors and Officers.”

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

At present, there is no established trading market for our common stock. We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “CLVS”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on the NASDAQ Global Market, we cannot assure you that there will be an active market for our common stock.

Based upon the number of shares outstanding as of September 30, 2011, upon the closing of this offering, we will have outstanding an aggregate of 20,765,590 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to (1) the conversion of all outstanding shares of our convertible preferred stock into 7,244,523 shares of common stock immediately prior to the closing of this offering (2) the issuance of 2,559,774 shares of our common stock immediately prior to the closing of this offering as a result of the conversion of $35.0 million in aggregate principal amount of our 5% convertible promissory notes due 2012 (including accrued and unpaid interest thereon), assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion occurs on November 18, 2011 and (3) the assumed purchase of $50.6 million of shares of our common stock by existing investors who have indicated an interest in making such a purchase of our common stock in this offering, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. Of these shares, approximately 5,683,744 (assuming the purchase of $50.6 million of shares of our common stock by existing investors who have indicated an interest in making such a purchase of our common stock in this offering, based upon an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) shares sold in this offering, including any shares sold in this offering in connection with the exercise by the underwriters of their over-allotment option, will be freely tradable without restriction or further registration under the Securities Act.

14,325,474 shares of our common stock that will be outstanding after this offering, including the shares owned by our existing equity investors, will be deemed “restricted securities” or “control securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered, or if they qualify for an exemption from registration, under the Securities Act, such as under Rule 144 or Rule 701 under the Securities Act, which we summarize below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without regard to the current public information requirements of Rule 144. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 207,656 shares, or 221,606 shares if the underwriters exercise their over-allotment option in full, immediately after this offering, based on the number of shares of our common stock outstanding as of September 30, 2011; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the lockup agreements to which they are subject.

As of September 30, 2011, 454,394 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers and substantially all of our other stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. The lock-up agreements permit stockholders to transfer common stock and other securities subject to the lock-up agreements in certain circumstances.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Equity Incentive Plans

Upon the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock issued or reserved for issuance under our equity incentive plans, including the equity incentive plans we adopted in connection with this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

Some of our security holders have the right to require us to register shares of our common stock for resale in some circumstances. See “Description of Capital Stock—Registration Rights.”

Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable U.S. securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock, but is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto. Except where noted, this summary deals only with common stock that is purchased by a non-U.S. holder pursuant to this offering and is held as a capital asset by the non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is for U.S. federal income tax purposes any of the following:

•	a nonresident alien individual;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia;

•	an estate other than one the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust other than a trust if it (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons having the authority to control all substantial decisions of the trust, or (B) has a valid election in effect to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold common stock and partners in such partnerships should consult their respective tax advisors with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any U.S. federal tax consequences other than income and estate tax consequences or any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF SECURITIES PURSUANT TO THIS OFFERING ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICATION OF OTHER FEDERAL TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

Dividends

Distributions in cash or other property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock, as described below.

As discussed above in the section titled “Dividend Policy,” we do not intend to pay cash dividends on our common stock for the foreseeable future. In the event that we do make distributions on our common stock, amounts paid to a non-U.S. holder of common stock that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder generally must provide a valid Internal Revenue Service, or IRS, Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other applicable form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, will generally be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on the earnings and profits attributable to its effectively connected income.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless:

•	the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment); or

•	we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter (the “relevant period”).

Unless an applicable treaty provides otherwise, gain described in the first bullet point above generally will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident and, in the case of non-U.S. holders taxed as corporations, the branch profits tax described above.

Generally, a corporation is a U.S. real property holding corporation, or USRPHC, if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

We believe that we are not, and currently do not anticipate becoming, a USRPHC. However, there can be no assurance that our current analysis is correct or that we will not become a USRPHC in the future. Even if we are or become a USRPHC, as long as our common stock is “regularly traded on an established securities market,” within the meaning of applicable Treasury regulations, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock at some time during the relevant period.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010 will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The recently enacted legislation will also generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign entity (other than a financial institution) unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible impact of this legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Leerink Swann LLC

Total	9,300,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to 1,395,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. Holders of our convertible preferred stock immediately prior to this offering, including our executive officers, certain of our directors and certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $50.6 million of shares of our common stock in this offering, expected to be allocated pro rata among them based on each such stockholder’s ownership of shares of our convertible preferred stock outstanding immediately prior to this offering, at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive an underwriting discount of $      per share on any sales of shares to such stockholders.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.4 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not: (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or such other securities, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Each of the lock-up agreements contain certain exceptions, including transfers of shares as a gift or by will or intestacy; transfers of shares to any trust, the sole beneficiaries of which are the transferor and/or its immediate family members; or transfers to certain entities or persons affiliated with the stockholder; provided that in the case of each of the above (except transfers by will or intestacy), each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in this paragraph, and no transaction includes a disposition for value.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We expect to have our common stock approved for listing on the NASDAQ Global Market under the symbol “CLVS”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date on which the European Union Prospectus Directive, the E.U. Prospectus Directive, is implemented in that Relevant Member State, the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the E.U. Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the E.U. Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the E.U. Prospectus Directive in that Member State and the expression E.U. Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and may hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, now and in the future.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by our counsel, Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2010 and 2009, and for the year ended December 31, 2010 and the period from April 20, 2009 (Inception) to December 31, 2009, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.clovisoncology.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Clovis Oncology, Inc.

We have audited the accompanying balance sheets of Clovis Oncology, Inc. (the Company), a corporation in the development stage, as of December 31, 2010 and 2009, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2010 and the period from April 20, 2009 (Inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the year ended December 31, 2010 and the period from April 20, 2009 (Inception) to December 31, 2009 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern (management’s plans as to these matters are also described in Note 1). The financial statements as of and for the year ended December 31, 2010 do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Ernst & Young LLP

Denver, Colorado
April 29, 2011, except for Notes 1, 2, 6, 7, 8 and 11, as to which the date is
October 28, 2011

CLOVIS ONCOLOGY, INC
(A Development Stage Enterprise)

Consolidated Statements of Operations

					Cumulative
		Period from			from
	For the Year	April 20, 2009			April 20, 2009
	Ended	(Inception) to			(Inception) to
	December 31,	December 31,	Nine Months Ended September 30,		September 30,
	2010	2009	2011	2010	2011
			(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share amounts)

Revenues	$—	$—	$—	$—	$—
Expenses:
Research and development	22,323	1,762	28,286	13,672	52,371
General and administrative	4,302	2,209	4,824	3,065	11,335
Acquired in-process research and development	12,000	13,085	7,000	2,000	32,085

Operating loss	(38,625)	(17,056)	(40,110)	(18,737)	(95,791)
Other income (expense), net	795	(43)	(552)	340	200

Net loss	$(37,830)	$(17,099)	$(40,662)	$(18,397)	$(95,591)

Basic and diluted net loss per common share	$(28.55)	$(15.38)	$(26.80)	$(13.91)	$(72.25)

Basic and diluted weighted average common shares outstanding	1,325	1,112	1,517	1,323	1,323
Pro forma basic and diluted net loss per common share (unaudited)	$(4.41)		$(4.09)		$(12.58)

Pro forma basic and diluted weighted average common shares outstanding (unaudited)	8,570		9,939		7,598

See accompanying notes.

CLOVIS ONCOLOGY, INC
(A Development Stage Enterprise)

Consolidated Balance Sheets

	December 31,			September 30, 2011
	2010	2009	September 30, 2011	Pro Forma
			(unaudited)	(unaudited)
	(in thousands, except for share amounts)

Assets
Current assets:
Cash and cash equivalents	$10,508	$57,311	$19,992	$19,992
Available for sale securities	11,791	—	2,036	2,036
Prepaid research and development expenses	1,826	1,105	401	401
Other current assets	1,096	66	2,662	2,662

Total current assets	25,221	58,482	25,091	25,091
Property and equipment, net	951	264	1,263	1,263
Prepaid research and development expenses	—	810	—	—
Other assets	28	18	34	34

Total assets	$26,200	$59,574	$26,388	$26,388

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,400	$534	$2,938	$2,938
Accrued research and development expenses	3,195	388	4,273	4,273
Other accrued expenses	740	211	1,495	1,495
Convertible promissory notes and accrued interest	—	—	35,602	—

Total current liabilities	5,335	1,133	44,308	8,706
Non-current liabilities	115	—	133	133
Commitments and contingencies (Note 8)
Convertible preferred stock, $0.001 par value per share, 36,296,552 shares authorized at December 31, 2010 and 2009 and 39,922,093 shares authorized at September 30, 2011;
Series A-1 convertible preferred stock, 5,044,828 shares authorized, issued and outstanding at December 31, 2010 and 2009 and September 30, 2011, and no shares at September 30, 2011 (proforma); liquidation preference of $10,090	9,916	9,916	9,916	—
Series A-2 convertible preferred stock, 5,044,828 shares authorized, issued and outstanding at December 31, 2010 and 2009 and September 30, 2011, and no shares at September 30, 2011 (proforma); liquidation preference of $15,135	15,135	15,135	15,135	—
Series B convertible preferred stock, 10,919,540 shares authorized, issued and outstanding at December 31, 2010 and 2009 and September 30, 2011, and no shares at September 30, 2011 (proforma); liquidation equity (deficit) preference of $50,448	50,448	50,448	50,448	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value per share, 55,000,000 shares authorized at December 31, 2010 and 2009, 58,000,000 shares authorized at September 30, 2011 and 100,000,000 shares authorized (pro forma); 1,337,076, 1,321,558, and 1,661,293 issued and outstanding at December 31, 2010 and 2009 and September 30, 2011, respectively, and 11,465,590 at September 30, 2011 (pro forma)	1	1	2	11
Preferred Stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding (pro forma)
Additional paid-in capital	137	40	1,989	113,316
Accumulated other comprehensive income	42	—	48	48
Deficit accumulated during development stage	(54,929)	(17,099)	(95,591)	(95,826)

Total stockholders’ equity (deficit)	(54,749)	(17,058)	(93,552)	17,549

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$26,200	$59,574	$26,388	$26,388

See accompanying notes.

CLOVIS ONCOLOGY, INC
(A Development Stage Enterprise)

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

							Deficit
						Accumulated	Accumulated
	Convertible				Additional	Other	During	Total
	Preferred Stock		Common Stock		Paid-In	Comprehensive	Development	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income	Stage	Deficit	Loss
	(in thousands, except for share amounts)
Balance at April 20, 2009 (inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock to founders at $.001 per share	—	—	1,206,899	1	2	—	—	3
Issuance of convertible preferred stock; $2.00, $3.00 and $4.62 per share for series A-1, A-2 and B, respectively, net of issuance costs of $174	21,009,196	75,499	—	—	—	—	—	—
Exercise of stock options	—	—	114,659	—	33	—	—	33
Share-based compensation expense	—	—	—	—	4	—	—	4
Net loss	—	—	—	—	—	—	(17,099)	(17,099)	$(17,099)

Balance at December 31, 2009	21,009,196	75,499	1,321,558	1	39	—	(17,099)	(17,059)	$(17,099)

Exercise of stock options	—	—	15,518	—	29	—	—	29
Share-based compensation expense	—	—	—	—	68	—	—	68
Net unrealized gain on available for sale securities	—	—	—	—	—	42	—	42	$42
Net loss	—	—	—	—	—	—	(37,830)	(37,830)	(37,830)

Balance at December 31, 2010	21,009,196	75,499	1,337,076	1	136	42	(54,929)	$(54,750)	$(37,788)

Exercise of stock options (unaudited)	—	—	324,217	1	1,051	—	—	1,052
Share-based compensation expense (unaudited)	—	—	—	—	802	—	—	802
Net unrealized loss on available for sale securities (unaudited)	—	—	—	—	—	(36)	—	(36)	$(36)
Currency translation adjustment	—	—	—	—	—	42	—	42	42
Net loss (unaudited)	—	—	—	—	—	—	(40,662)	(40,662)	(40,662)

Balance at September 30, 2011 (unaudited)	21,009,196	$75,499	1,661,293	$2	$1,989	$48	$(95,591)	$(93,552)	$(40,656)

Proforma conversion of convertible promissory notes into common stock	—	—	2,559,774	2	35,835	—	(235)	35,602	(235)
Proforma conversion of convertible preferred stock into common stock	(21,009,196)	(75,499)	7,244,523	7	75,492	—	—	75,499

Proforma at September 30, 2011 (unaudited)	—	$—	11,465,590	$11	$113,316	$48	$(95,826)	$17,549	$(40,891)

See accompanying notes.

CLOVIS ONCOLOGY, INC
(a development stage enterprise)

Consolidated Statements of Cash Flows

					Cumulative
		Period from			from
	For the	April 20, 2009			April 20, 2009
	Year Ended	(Inception) to	Nine Months		(Inception) to
	December 31,	December 31,	Ended September 30,		September 30,
	2010	2009	2011	2010	2011
			(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Operating activities
Net loss	$(37,830)	$(17,099)	$(40,662)	$(18,397)	$(95,591)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	83	6	133	55	222
Share-based compensation expense	68	4	802	42	874
Amortization of premiums and discounts on available for sale securities	320	—	121	212	441
Gain on sale of available for sale securities	(18)	—	(16)	(16)	(34)
Non cash acquired in-process research and development	—	—	7,000	—	7,000
Changes in operating assets and liabilities:
Prepaid and accrued research and development expenses	2,896	(1,527)	2,503	1,293	3,872
Other operating assets	(1,040)	(84)	25	(283)	(1,099)
Accounts payable	866	534	1,550	352	2,950
Other accrued expenses	644	211	1,379	568	2,234

Net cash used in operating activities	(34,011)	(17,955)	(27,165)	(16,174)	(79,131)
Investing activities
Purchases of property and equipment	(770)	(270)	(445)	(417)	(1,485)
Purchases of available for sale securities	(27,008)	—	—	(27,090)	(27,008)
Maturities and sales of available for sale securities	14,957	—	9,614	10,585	24,571

Net cash (used in) provided by investing activities	(12,821)	(270)	9,169	(16,922)	(3,922)
Financing activities
Proceeds from sale of convertible preferred and common stock, net of issuance costs	—	75,503	—	—	75,503
Accumulated issuance costs of planned initial public offering.	—	—	(1,514)	—	(1,514)
Proceeds from stock option exercises	29	33	1,052	2	1,114
Proceeds from issuance of convertible promissory notes, net of issuance costs	—	—	27,903	—	27,903

Net cash provided by financing activities	29	75,536	27,441	2	103,006
Effect of exchange rate changes on cash and cash equivalents	—	—	39	—	39

(Decrease) increase in cash and cash equivalents	(46,803)	57,311	9,484	(33,094)	19,992
Cash and cash equivalents at beginning of period	57,311	—	10,508	57,311	—

Cash and cash equivalents at end of period	$10,508	$57,311	$19,992	$24,217	$19,992

See accompanying notes.

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

1.	Nature of Business

Clovis Oncology, Inc. (the “Company”), a corporation in the development stage, was incorporated in Delaware on April 20, 2009, and commenced operations in May 2009. The Company is a biopharmaceutical company focused on acquiring, developing and commercializing innovative anti-cancer agents in the United States, Europe and other international markets. The Company has and intends to continue to license or acquire rights to oncology compounds in all stages of clinical development. In exchange for the right to develop and commercialize these compounds, the Company generally expects to provide the licensor with a combination of up-front payments, milestone payments and royalties on future sales. In addition, the Company generally expects to assume the responsibility for future drug development and commercialization costs. The Company currently operates in one segment. Since inception, the Company’s operations have consisted primarily of developing three in-licensed compounds and their companion diagnostics, evaluating new product acquisition candidates, raising capital and corporate organization activities. The Company has never earned revenue from these activities, and accordingly, the Company is considered to be in the development stage as of September 30, 2011.

On September 22, 2011, the Board of Directors and stockholders of the Company effectuated a 1 for 2.9 reverse split of the Company’s common stock. The historical financial statements and related notes have been retrospectively adjusted to give effect to this change.

Liquidity

The Company has incurred significant net losses since inception and has relied on its ability to fund its operations through private equity financings, and management expects operating losses and negative cash flows to continue for at least the next several years. As the Company continues to incur losses, transition to profitability is dependent upon the successful development, approval, and commercialization of its product candidates and achieving a level of revenues adequate to support the Company’s cost structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional cash. Management intends to fund future operations through additional private or public debt or equity offerings, and may seek additional capital through arrangements with strategic partners or from other sources. Based on the Company’s operating plan, existing working capital at December 31, 2010 was not sufficient to meet the cash requirements to fund planned operations through December 31, 2011 without additional sources of cash. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Data

The accompanying unaudited September 30, 2011 balance sheet, the statements of operations and cash flows for the nine months ended September 30, 2011 and 2010, and the statements of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2011 and the related interim information contained within the notes to the financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and the notes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

2.	Summary of Significant Accounting Policies (Continued)

Company’s financial position at September 30, 2011 and results of its operations and its cash flows for the nine months ended September 30, 2011 and 2010 and the period from April 20, 2009 (inception) to September 30, 2011. The results for the nine months ended September 30, 2011 are not necessarily indicative of future results.

Unaudited Pro Forma Balance Sheet and Pro Forma Loss per Common Share

In June 2011, the Company’s Board of Directors (the “Board”) authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. The unaudited pro forma deficit as of September 30, 2011 reflects the conversion of all Series A-1, Series A-2 and Series B convertible preferred stock outstanding as of that date into 7,244,523 shares of common stock and the conversion of the outstanding principal and accrued interest of the Company’s convertible promissory notes into 2,559,774 shares of common stock, assuming conversion occurs on November 18, 2011. The consent of the holders of 55% of the Company’s convertible preferred stock will be required for the conversion of the Company’s convertible preferred stock into shares of the Company’s common stock immediately prior to the closing of the Company’s proposed initial public offering. If such consent of holders of the Company’s convertible preferred stock is obtained, the Company’s convertible promissory notes will automatically convert into shares of the Company’s common stock immediately prior to the closing of the Company’s proposed initial public offering.

Our Board and stockholders have approved amendments to our certificate of incorporation, which amendments will become effective upon the closing of the initial public offering, to change the number of shares that we are authorized to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The pro forma information on the face of the consolidated balance sheet gives effect to the filing of such amendments and the corresponding change in authorized shares.

Unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding after giving effect to the pro forma conversion of all convertible preferred stock outstanding during the year ended December 31, 2010, the nine months ended September 30, 2011 and the cumulative period from April 20, 2009 (inception) to September 30, 2011 into 7,244,523, 7,244,523, and 5,914,585 shares, respectively, of the Company’s common stock, and the conversion of the outstanding principal and accrued interest of the Company’s convertible promissory notes for the nine months ended September 30, 2011 and the cumulative period from April 20, 2009 (inception) to September 30, 2011 into 1,177,435 and 359,955 shares, respectively, of the Company’s common stock as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later.

Basis of Presentation

The information reported within the Company’s financial statements from April 20, 2009 to December 31, 2010 was based solely on the accounts of Clovis Oncology, Inc. Effective January 1, 2011, Clovis Oncology UK Limited, a wholly owned subsidiary of the Company, commenced operations. All financial information presented after December 31, 2010 was consolidated and includes the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Subsequent events have been evaluated through April 29, 2011, the issuance date of the financial statements, and through the reissuance of the financial statements on the filing date of the Company’s registration statement with the SEC.

The Company’s convertible preferred stock has been reclassified outside of stockholders’ deficit to conform to SEC reporting requirements.

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses, other comprehensive income and related disclosures. On an ongoing basis, management evaluates its estimates, including estimates related to clinical trial accruals and stock-based compensation expense. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Fair Value of Financial Instruments

Cash, cash equivalents and available for sale securities are carried at fair value (see Note 4). Financial instruments, including accounts payable and accrued liabilities, are carried at cost, which approximates fair value given their short-term nature.

Cash, Cash Equivalents and Available for Sale Securities

The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include bank demand deposits, marketable securities with maturities of three months or less at purchase, and money market funds that invest primarily in certificate of deposits, commercial paper and U.S. government and U.S. government agency obligations. Cash equivalents are reported at fair value.

Marketable securities with original maturities greater than three months are considered to be available for sale securities and consist of U.S. agency obligations, U.S. government obligations and corporate debt obligations. Available for sale securities are reported at fair market value and unrealized gains and losses are included as a separate component of stockholders’ equity (deficit). Realized gains, realized losses, the amortization of premiums and discounts, interest earned and dividends earned are included in other income (expense). The cost of investments for purposes of computing realized and unrealized gains and losses is based on the specific identification method. Investments with maturities beyond one year are classified as short-term based on management’s intent to fund current operations with these securities or to make them available for current operations. A decline in the market value of a security below its cost value that is deemed to be other than temporary is charged to earnings, and results in the establishment of a new cost basis for the security.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Maintenance and repairs are expensed as incurred. The following estimated useful lives were used to depreciate the Company’s assets:

Estimated
Useful Life

Computer hardware and software	3 years
Leasehold improvements	6 years
Laboratory, manufacturing and office equipment	7 years
Furniture and fixtures	10 years

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

2.	Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

The Company reviews long-lived assets when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparison of the assets’ book value to future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value, which is measured based on the projected discounted future net cash flows arising from the assets. No impairment losses have been recorded through December 31, 2010.

Research and Development Expense

Research and development costs are charged to expense as incurred and include, but are not limited to, salary and benefits, clinical trial activities, drug development and manufacturing, and third-party service fees, including to clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided to us by our vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued research and development.

Acquired In-Process Research and Development Expense

The Company has acquired and expects to continue to acquire the rights to develop and commercialize new drug candidates. The up-front payments to acquire a new drug compound, as well as future milestone payments, are immediately expensed as acquired in-process research and development provided that the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no alternative future use.

Share-Based Compensation Expense

Share-based compensation is recognized as expense for all share-based awards made to employees and directors and is based on estimated fair values. The Company determines equity-based compensation at the grant date using the Black-Scholes option pricing model. The value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Any changes to the estimated forfeiture rates are accounted for prospectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and available for sale securities. The Company maintains its cash and cash equivalent balances in the form of money market accounts with financial institutions that management believes are creditworthy. Available for sale securities are invested in accordance with the Company’s investment policy. The investment policy includes guidelines on the quality of the institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. The Company has no financial instruments with off-balance-sheet risk of accounting loss.

Foreign Currency

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Transaction gains and losses are recorded to other income (expense), net in the Consolidated Statements of Operations. As of September 30, 2011 and December 31, 2010, approximately 24%

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

2.	Summary of Significant Accounting Policies (Continued)

and 23% of the Company’s total liabilities, excluding convertible promissory notes, respectively, were denominated in currencies other than the functional currency.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Tax benefits are recognized when it is more likely than not that a tax position will be sustained during an audit. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized.

Recently Adopted and Issued Accounting Standards

The Company has not recently adopted any new accounting standards. There are no recently issued accounting standards that are expected to have a material impact to the Company.

3.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	September 30,	December 31,
	2011	2010	2009

Furniture and fixtures	$437	$419	$170
Laboratory equipment	403	287	—
Leasehold improvements	140	139	49
Computer equipment and software	313	116	45
Manufacturing equipment	109	—	—
Office equipment	83	79	6

Total property and equipment	1,485	1,040	270
Less: accumulated depreciation	(222)	(89)	(6)

Property and equipment, net	$1,263	$951	$264

Depreciation expense related to property and equipment was $83,000, $6,000, $133,000, $55,000 and $222,000 for the year ended December 31, 2010, the period from April 20, 2009 (inception) to December 31, 2009, the nine months ended September 30, 2011 and 2010 and the period from April 20, 2009 (inception) to September 30, 2011, respectively.

4.	Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three levels of inputs that may be used to measure fair value include:

Level 1:	Quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities consist of money market investments.

Level 2:	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

4.	Fair Value Measurements (Continued)

for substantially the full term of the assets or liabilities. The Company’s Level 2 assets and liabilities include U.S. government obligations, U.S. government agency obligations and corporate debt securities.

Level 3:	Unobservable inputs that are supported by little or no market activity.

The following table indentifies the Company’s assets that were measured at fair value on a recurring basis (in thousands):

Description	Balance	Level 1	Level 2	Level 3

September 30, 2011
Money market	$18,311	$18,311	$—	$—
U.S. agency obligations	2,036	—	2,036	—
Corporate debt securities	—	—	—	—
U.S. government obligations	—	—	—	—

Total assets at fair value	$20,347	$18,311	$2,036	$—

December 31, 2010
Money market	$7,010	$7,010	$—	$—
U.S. agency obligations	4,109	—	4,109	—
Corporate debt securities	3,656	—	3,656	—
U.S. government obligations	4,026	—	4,026	—

Total assets at fair value	$18,801	$7,010	$11,791	$—

December 31, 2009
Money market	$57,000	$57,000	$—	$—

Total assets at fair value	$57,000	$57,000	$—	$—

5.	Available for Sale Securities

The Company’s available for sale securities at cost or amortized cost value and fair market value by contractual maturity were (in thousands):

	Cost or
	Amortized	Fair Market
	Cost Value	Value

September 30, 2011
Due in one year or less	$2,030	$2,036
Due after one year through two years	—	—

Total	$2,030	$2,036

December 31, 2010
Due in one year or less	$7,663	$7,675
Due after one year through two years	4,087	4,116

Total	$11,750	$11,791

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

5.	Available for Sale Securities (Continued)

The types of securities included in the Company’s available for sale investments were (in thousands):

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair Market
	Cost Value	Gains	(Losses)	Value

September 30, 2011
U.S. government agencies	$2,030	$6	$—	$2,036
December 31, 2010
U.S. government agencies	$4,095	$14	$—	$4,109
U.S. government obligations	4,002	24	—	4,026
Corporate debt securities	3,653	4	(1)	3,656

Total	$11,750	$42	$(1)	$11,791

No securities have been in a continuous unrealized loss position for more than 12 months at December 31, 2010 and September 30, 2011.

6.	Convertible Promissory Notes

Subsequent to December 31, 2010, the Company completed the following transactions:

In May 2011, the Company issued $20.0 million of 5% Convertible Promissory Notes to existing investors for cash. In June 2011, the Company issued $15.0 million of 5% Convertible Promissory Notes to Pfizer, which was comprised of a $7.0 million note issued to acquire the global rights to develop and market CO-338 and an $8.0 note issued for cash (the “Notes”). The Notes accrue interest at an annual rate of 5% and mature on May 25, 2012. The principal balance and all accrued and unpaid interest due on the Notes will be converted into shares of our capital stock upon the earliest to occur of the following:

•	Immediately prior to the closing of a Qualified IPO (as defined below) the Notes shall automatically convert into shares of our common stock at a per share price equal to the price to the public for common stock issued in the Qualified IPO. A “Qualified IPO” is defined as an initial public offering with gross proceeds of at least $50 million with a per share price of at least $26.80 deemed to occur by the consent of the holders of 55% of the Company’s convertible preferred stock.

•	Upon the completion of an equity financing other than a Qualified IPO and at the election of holders of at least 55% of the outstanding principal amount of the Notes, the Notes will convert into shares of the securities issued in the equity financing at the per share price of the securities issued in such equity financing.

•	Upon the maturity date of the Notes, they will automatically convert into either (1) shares of our Series C convertible preferred stock at $4.62 per share, or (2) shares of the most recent class of securities issued by the Company, if the Company has undertaken an offering of such securities for cash after the issuance of Series C convertible preferred stock at the price per share to the purchasers of the new securities.

•	Upon an event of default, as defined in the agreements governing the Notes, and at the election of holders of at least 55% of the outstanding principal amount of the Notes, the Notes will convert into Series C convertible preferred stock or into a more recent class of securities issued by the Company for cash as described in the preceding bullet point.

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

7.	Convertible Preferred Stock and Stockholders’ Deficit

Common Stock

In May 2009, the Company issued 1,206,899 shares of its common stock to the original founders at a purchase price of $.0029 per share. The shares were issued under restricted stock purchase agreements, which allow the Company, at its discretion, to repurchase unvested shares if the founders terminate their employment with the Company. In addition, if the founders employment is terminated by the Company without “cause” within six months following a change in control, 100% of the unvested shares of the restricted stock will immediately vest upon termination. Upon execution of the restricted stock purchase agreements, 25% of the shares vested immediately and the remaining shares vest ratably on a monthly basis over a four-year term. As of September 30, 2011, December 31, 2010 and 2009, 377,155, 546,876 and 773,168 shares remained unvested, respectively.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s Board of Directors.

Preferred Stock

In May 2009, the Company entered into the Series A-1, A-2, B and C Preferred Stock Purchase Agreement with various investors (the “Preferred Stock Purchase Agreement”). The Preferred Stock Purchase Agreement provides for the issuance of up to $146.3 million of the Company’s convertible preferred stock, subject to various terms and conditions. During 2009, the Company issued shares of Series A-1, Series A-2 and Series B convertible preferred stock. The total number of shares of Series A-1, A-2 and B convertible preferred stock was 5,044,828, 5,044,828 and 10,919,540, respectively, each with a par value of $0.001 and an issuance price per share of $2.00, $3.00 and $4.62, respectively. The price per share for each series of our convertible preferred stock issued to investors was agreed to between us and the investors in the Preferred Stock Purchase Agreement and thus there was no further evaluation as to the price of our convertible preferred stock at the time of each issuance. The total cash proceeds received from the three convertible preferred stock issuances was $75.5 million, net of $174,000 of costs related to stock issuance.

The Preferred Stock Purchase Agreement provides for the potential issuance of Series C convertible preferred shares. Upon the approval of the Company’s Board of Directors and of holders of 55% of the outstanding shares of the Company’s convertible preferred stock, the Company will sell to the existing preferred stock investors 15.3 million shares of Series C convertible preferred stock at a price of $4.62 per share. However, the Company has a right to solicit a financing proposal from any arms length investors to purchase an equal or greater amount of Series C convertible preferred shares. If such a proposal is received by the Company, and a majority of the disinterested members of the Company’s Board of Directors deems the proposal to be superior to the terms of the Series C convertible preferred stock set forth in the Preferred Stock Purchase Agreement (a “Superior Financing Proposal”), then the Company may enter into a transaction contemplated by the Superior Financing Proposal.

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

7.	Convertible Preferred Stock and Stockholders’ Deficit (Continued)

The holders of the Series A-1, A-2 and B convertible preferred stock have the following rights and preferences:

Voting Rights

The holders of the Series A-1, A-2 and B convertible preferred stock are entitled to vote, together with the holders of the common stock, on all matters submitted to stockholders for a vote. Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock is convertible.

Dividends

The holders of Series A-1, A-2 and B convertible preferred stock are entitled to receive noncumulative dividends in preference to any dividend on common stock at the annual rate per share of $0.16, $0.24 and $0.37, respectively, when and as declared by the Company’s Board of Directors. The holders of the Series A-1, A-2 and B convertible preferred stock are also entitled to participate pro rata in any dividends paid on the common stock on an as if converted to common stock basis. No dividends have been declared by the Company since inception.

Liquidation

In the event of any liquidation or winding up of the Company (a “liquidation event”), the holders of the Series A-1, A-2 and B convertible preferred stock are entitled to receive, in preference to the holders of the common stock, a per share amount equal to the issuance price for each series owned plus any accrued but unpaid declared dividends (the “liquidation preference”). After the payment of the liquidation preference to the holders of the convertible preferred stock, the remaining assets of the Company, if any, will be distributed ratably to the holders of the common stock and the convertible preferred stock on an as if converted to common stock basis until such time as the holders of the Series A-1, A-2 and B convertible preferred stock have received a total liquidation amount (including the liquidation preference) per as if converted share of $11.60, $17.40 and $26.80, respectively (as adjusted for stock splits, dividends and the like). Any remaining assets of the Company above the defined liquidation ceiling for the holders of convertible preferred stock will be distributed ratably to the holders of the common stock.

If the liquidation value is greater for the holders of Series A-1, A-2 and B convertible preferred stock, assuming that the preferred stock is converted to common stock immediately prior to the liquidation event, the liquidation distribution for the holders of convertible preferred stock will be based on the as if converted to common stock ownership and not the liquidation preferences described in the previous paragraph.

Each of the following events will be deemed a liquidation event: (i) a merger, acquisition or sale of voting control in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a voluntary or involuntary liquidation or dissolution of the Company.

Conversion

The holders of the Series A-1, A-2 and B convertible preferred stock have the right to convert the convertible preferred stock, at any time, into shares of common stock. The current conversion rate is 2.9 for 1 but, subject to certain exceptions, is subject to adjustment in the event that the Company issues additional equity securities at a purchase price less than the then applicable conversion price for the convertible preferred stock. The conversion rate will also be subject to proportional adjustment for stock splits.

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

7.	Convertible Preferred Stock and Stockholders’ Deficit (Continued)

The Series A-1, A-2 and B convertible preferred stock will be automatically converted into common stock, at the then applicable conversion rate: (i) upon the election of the holders of at least 55% of the outstanding convertible preferred stock, or (ii) upon the closing of a public offering of shares of common stock of the Company at a per share price not less than two times the original issue price of the last series of convertible preferred stock issued and outstanding (as adjusted for stock splits, dividends and the like) and for total offering proceeds greater than $50 million.

8.	Share-Based Compensation

The Company’s 2009 Equity Incentive Plan (the “Plan”), provides for the granting of stock options and other stock-based awards, including restricted stock, stock appreciation rights and restricted stock units to its employees, directors and consultants. Common shares authorized for issuance under the Plan were 1,508,621 and 1,034,483 at September 30, 2011 and December 31, 2010, respectively. Options to purchase common stock under the Plan may be designated as incentive stock options or non-statutory stock options. Stock options granted to date vest over a three-year period for Board of Director grants and over a four-year period for employee grants and expire 10 years from the date of grant.

The following table summarizes the activity relating to the Company’s options to purchase common stock:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Option Shares	Exercise	Contractual	Intrinsic
	Outstanding	Price	Term (Years)	Value

Balance at April 20, 2009 (inception)	—	$—
Granted	311,210	0.29
Exercised	(114,659)	0.29

Balance at December 31, 2009	196,551	0.29	9.69
Granted	241,201	3.08
Exercised	(15,518)	1.84

Balance at December 31, 2010	422,234	$1.83	9.14	$612,320

Vested and expected to vest at December 31, 2010	366,750	$1.74	9.12	$562,522

Vested at December 31, 2010	105,753	$0.77	8.85	$265,377

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Option Shares	Exercise	Contractual	Intrinsic
	Outstanding	Price	Term (Years)	Value

Balance at December 31, 2010	422,234	$1.83
Granted	800,127	5.21
Exercised	(324,217)	3.24
Forfeited	(14,191)	3.08

Balance at September 30, 2011	883,953	$4.35	9.12	$5,894,551

Vested and expected to vest at September 30, 2011	760,290	$4.22	9.07	$5,170,000

Vested at September 30, 2011	187,714	$1.10	8.18	$1,861,273

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

8.	Share-Based Compensation (Continued)

			Period from
			April 20, 2009
	Nine Months Ended	Year Ended	(Inception) to
	September 30, 2011	December 31, 2010	December 31, 2009

Weighted-average fair value of options granted per share	$8.71	$2.10	$0.20
Intrinsic value of options exercised	$226,800	$19,100	$—
Cash received from stock option exercises	$1,050,873	$28,500	$33,250

The Plan allows for the option holder to exercise stock option shares prior to the vesting of the option. The shares acquired from an early exercise are subject to repurchase if the option holder terminates employment or service with the Company. The number of unvested common shares at the point of termination will be repurchased by the Company at the stated exercise price of the option. The number of common shares exercised prior to vesting was 375,532 and 86,461 at September 30, 2011 and December 31, 2010, respectively. The number of early exercised shares expected to vest using estimated forfeiture rates over the remaining service period of the option term was 305,189 and 71,807 at September 30, 2011 and December 31, 2010, respectively.

The fair value of each stock-based award is estimated on the grant date using the Black-Scholes option pricing model using the weighted-average assumptions provided in the following table:

	Nine Months Ended	Year Ended December 31,
	September 30, 2011	2010	2009

Risk-free interest rate(a)	2.21%	2.10%	2.33%
Dividend yield	—	—	—
Volatility(b)	74%	80%	80%
Expected term (years)(c)	6.0	5.6	5.3

(a)	Risk-free interest rate: The rate is based on the yield on the grant date of a zero-coupon U.S. Treasury bond whose maturity period approximates the option’s expected term.

(b)	Volatility: The expected volatility was estimated using peer data of companies in the biopharmaceutical industry with similar equity plans.

(c)	Expected life: The expected life of the award was estimated using peer data of companies in the biopharmaceutical industry with similar equity plans.

Unrecognized stock-based compensation expense related to nonvested options, adjusted for expected forfeitures, was $6.2 million and $0.4 million at September 30, 2011 and December 31, 2010, respectively. The unrecognized stock-based compensation expense is expected to be recognized over the weighted-average remaining vesting period of 3.2 years and 3.2 years at September 30, 2011 and December 31, 2010, respectively.

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

8.	Share-Based Compensation (Continued)

As of December 31, 2010, the Company reserved shares of common stock for future issuance as follows:

			Total
		Available	Shares of
	Shares or	for Grant or	Common
	Options	Future	Stock
	Outstanding	Issuance	Reserved

2009 Equity Incentive Plan	422,234	482,046	904,280
Series A-1 convertible preferred stock	5,044,828	—	5,044,828
Series A-2 convertible preferred stock	5,044,828	—	5,044,828
Series B convertible preferred stock	10,919,540	—	10,919,540
Series C convertible preferred stock	—	15,287,356	15,287,356

	21,431,430	15,769,402	37,200,832

As of September 30, 2011, the Company reserved shares of common stock for future issuance as follows:

			Total
		Available	Shares of
	Shares or	for Grant or	Common
	Options	Future	Stock
	Outstanding	Issuance	Reserved

2009 Equity Incentive Plan	883,953	170,274	1,054,227
Series A-1 convertible preferred stock	5,044,828	—	5,044,828
Series A-2 convertible preferred stock	5,044,828	—	5,044,828
Series B convertible preferred stock	10,919,540	—	10,919,540
Series C convertible preferred stock	—	15,287,356	15,287,356
Convertible promissory notes	—	7,954,545	7,954,545

	21,893,149	23,412,175	45,305,324

9.	Commitments

The Company leases office space in Boulder, Colorado, San Francisco, California and Cambridge, U.K. under non-cancelable operating lease agreements. The lease agreements contain periodic rent increases that result in the Company recording deferred rent over the term of certain leases. Rental expense under these leases was approximately $609,000 for the year ended December 31, 2010, $39,000 from April 20, 2009 (inception) to December 31, 2009 and $576,000 and $427,000 for the nine months ended September 30, 2011 and 2010, respectively. Future minimum rental commitments, by fiscal year and in the aggregate, for the Company’s operating leases are provided below (in thousands):

December 31, 2010

2011	$665
2012	751
2013	389
2014	203
2015	190
Thereafter	—

Total minimum lease payments	$2,198

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

10.	License Agreements

CO-101

In November 2009, the Company entered into a license agreement with Clavis Pharma ASA (“Clavis”) to develop and commercialize CO-101 in North America, Central America, South America and Europe. Under terms of the license agreement, the Company made an up-front payment to Clavis in the amount $15.0 million, which was comprised of $13.1 million for development costs incurred prior to the execution of the agreement that was recognized as acquired in-process research and development and $1.9 million for the prepayment of preclinical activities to be performed by Clavis. In November 2010, the license agreement was amended to expand the license territory to include Asia and other international markets. The Company made a payment of $10.0 million to Clavis for the territory expansion and recognized the payment as acquired in-process research and development. As part of the amended license agreement, Clavis has also agreed to reimburse up to $3.0 million of the Company’s research and development costs for certain CO-101 development activities subject to the Company incurring such costs. For the nine months ended September 30, 2011 and the year ended December 31, 2010, the Company incurred expenses for reimbursement of approximately $2.7 million and $0.3 million, respectively. The Company is responsible for all remaining development and commercialization costs of the compound and, if approved, Clavis will be eligible to receive royalties based on the volume of annual net sales achieved. The Company may be required to pay Clavis up to an aggregate of $115.0 million in development and regulatory milestone payments if certain clinical study objectives and regulatory filings, acceptances and approvals are achieved. In addition, the Company may be required to pay Clavis up to an aggregate of $445.0 million in sales milestone payments if certain annual sales targets are met for the CO-101 compound.

Subject to certain conditions set forth in the license agreement, Clavis may elect to co-develop and co-promote CO-101 in Europe. If Clavis were to make this election, it would be required to reimburse the Company for a portion of both past and future development costs. In addition, the milestone payments described above would be reduced, and Clavis would not be entitled to royalties on the net sales in Europe, but would instead share equally in the pretax profits or losses resulting from commercialization activities in Europe.

CO-1686

In May 2010, the Company entered into a worldwide license agreement with Avila Therapeutics, Inc. (“Avila”) to discover, develop and commercialize preclinical covalent inhibitors of mutant forms of the epidermal growth factor receptor gene. CO-1686 was identified as the lead inhibitor candidate developed by Avila under the license agreement. The Company is responsible for all preclinical, clinical, regulatory and other activities necessary to develop and commercialize CO-1686. The Company made an up-front payment of $2.0 million to Avila upon execution of the license agreement which was recognized as acquired in-process research and development expense. The Company is obligated to pay Avila royalties on net sales of CO-1686, based on the volume of annual net sales achieved. Avila has the option to increase royalty rates by electing to reimburse a portion of the development expenses incurred by the Company. This option must be exercised within a limited period of time of Avila’s being notified of our intent to pursue regulatory approval of CO-1686 in the United States or European Union as a first line therapy. The Company may be required to pay to Avila up to an aggregate of $119.0 million in development and regulatory milestone payments if certain clinical study objectives and regulatory filings, acceptances and approvals are achieved. In addition, the Company may be required to pay Avila up to an aggregate of $120.0 million in sales milestones if certain annual sales targets are achieved.

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

10.	License Agreements (Continued)

CO-338

In June 2011, the Company entered into a license agreement with Pfizer Inc. to acquire exclusive global development and commercialization rights to Pfizer’s drug candidate PF-01367338, which the Company has renamed CO-338. This drug candidate is a small molecule inhibitor of poly (ADP-ribose) polymerase, or PARP, which the Company is developing for the treatment of selected solid tumors. Pursuant to the terms of the license agreement, the Company made an up-front payment by issuing to Pfizer a $7.0 million convertible promissory note with a 5% annual interest rate, due in 2012. The Company is responsible for all development and commercialization costs of CO-338 and, if approved, Pfizer will receive royalties on the net sales of the product. In addition, Pfizer is eligible to receive up to $259 million of further payments, in aggregate, if certain development, regulatory and sales milestones are achieved.

11.	Net Loss Per Common Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock and stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The shares outstanding at the end of the respective periods presented in the table below were excluded from the calculation of diluted net loss per share due to their anti-dilutive effect (in thousands):

	For the	Period			Cumulative
	Year Ended	from April 20, 2009	Nine Months		from April 20, 2009
	December 31,	(Inception) to	Ended September 30,		(Inception) to
	2010	December 31, 2009	2011	2010	September 30, 2011

Common shares under option	422	197	884	346	884
Convertible preferred stock	7,245	7,245	7,245	7,245	7,245
Convertible promissory notes and accrued interest	—	—	2,657	—	2,657

Total potential dilutive shares	7,667	7,442	10,786	7,591	10,786

12.	Income Taxes

As a result of the net loss incurred since inception and the Company’s determination that it is more likely than not that the current tax benefits will not be realized, there is no provision for income taxes.

A reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2010	2009

Federal income tax (benefit) at statutory rate	(34.0)%	(34.0)%
State income tax benefit, net of federal benefit	(3.6)	(4.4)
Tax credits	(12.9)	—
Other	0.3	—
Increase to valuation allowance	50.2	38.4

Effective income tax rate	—%	—%

CLOVIS ONCOLOGY, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(INFORMATION AS OF SEPTEMBER 30, 2011, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD FROM APRIL 20, 2009 TO SEPTEMBER 30, 2011 IS UNAUDITED)

12.	Income Taxes (Continued)

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2010	2009

Deferred tax assets:
Net operating loss carryforward	$9,386	$1,562
Product acquisition costs	9,229	5,003
Tax credit carryforwards	7,186	—
Accrued liabilities and other	57	6
Total deferred tax assets	25,858	6,571

Valuation allowance	(25,510)	(6,541)

Deferred tax assets, net of valuation allowance	348	30
Deferred tax liabilities:
Prepaid expenses	(321)	(19)
Depreciation	(27)	(11)

Total deferred tax liabilities	(348)	(30)

Net deferred tax assets	$—	$—

The realization of deferred tax assets is dependent upon future earnings, and the timing and amount of these future earnings is uncertain. A valuation allowance was established for the net deferred tax asset balance due to management’s belief that the realization of these assets is not likely to occur. At December 31, 2010, the Company had $24.4 million of U.S. federal net operating loss carryforwards, which will expire from 2029 to 2030 if not utilized and research and development tax credit carryforwards of $7.2 million that will expire from 2029 through 2030 if not utilized. The utilization of the net operating loss carryforwards may be subject to certain IRS limitations, which may limit the Company’s ability to use its net operating loss carryforwards in the future and such limitations could be significant. The Company’s federal and state income taxes for the period from inception to December 31, 2010 remain open to an audit.

The Company recorded an increase to the valuation allowance of $19.0 million, $6.5 million and $25.5 million during the year ended December 31, 2010, and the periods from April 20, 2009 (inception) to December 31, 2009 and 2010, respectively.

Interest and penalties related to the settlement of uncertain tax positions, if any, will be reflected in income tax expense.

During 2010, the Company was awarded $489,000 under the Qualifying Therapeutic Discovery Project Program (section 48D of the internal revenue code), which the Company elected to receive in the form of a grant. This award has been reflected as other income in the consolidated statement of operations for the year ended December 31, 2010.

13.	Employee Benefit Plan

In 2010, the Company created a retirement plan, which is qualified under section 401(k) of the Internal Revenue Code for its U.S. employees. The plan allows eligible employees to defer, at the employee’s discretion, pretax compensation up to the IRS annual limits. The Company matches contributions up to 4% of the eligible employee’s compensation or the maximum amount permitted by law. Total expense for contributions made to U.S. employees was $104,000 for the year ended December 31, 2010. The Company’s international employees participate in retirement plans governed by the local laws in effect for the country in which they reside. The Company made matching contributions to international employees of $41,000 for the year ended December 31, 2010.

9,300,000 Shares

Common stock

Prospectus

J.P. Morgan	Credit Suisse

Leerink Swann

          , 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Clovis in connection with the sale of common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and the NASDAQ Global Market application listing fee.

Amount
Item	to be Paid

Securities and Exchange Commission registration fee	$18,626
Financial Industry Regulatory Authority filing fee	16,543
NASDAQ Global Market listing fee	125,000
Legal fees and expenses	1,330,000
Accountants’ fees and expenses	551,331
Printing expenses	300,000
Transfer agent and registrar fees and expenses	3,500
Blue Sky fees and expenses	5,000
Miscellaneous	30,000

Total	$2,380,000

Item 14.	Indemnification of directors and officers.

Limitation on liability and indemnification of directors and officers

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation that will be in effect upon the closing of this offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation that will be in effect upon the closing of this offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless and only to the extent that a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification for such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we don’t assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we have entered into indemnification agreements with each of our directors and named executive officers and intend to enter into indemnification agreements with any new director and executive officer in the future.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

See also the undertakings set out in response to Item 17 herein.

Item 15.	Recent sales of unregistered securities.

Set forth below is information regarding shares of common stock, convertible preferred stock and convertible promissory notes issued and options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, notes and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock and Convertible Promissory Notes.

(1)	On May 12, 2009, we sold an aggregate of 1,206,899 shares of our common stock at a price per share of $0.0029 to accredited investors, for an aggregate purchase price of $3,500.

(2)	On May 15, 2009, we sold an aggregate of 5,044,828 shares of our series A-1 convertible preferred stock at a price per share of $2.00 (conversion price of $5.80 per share) to accredited investors, for an aggregate purchase price of $10,089,656.

(3)	On November 9, 2009, we sold an aggregate of 5,044,828 shares of our series A-2 convertible preferred stock at a price per share of $3.00 (conversion price of $8.70 per share) to accredited investors, for an aggregate purchase price of $15,134,484.

(4)	On November 18, 2009, we sold an aggregate of 10,919,540 shares of our series B convertible preferred stock at a price per share of $4.62 (conversion price of $13.40 per share) to accredited investors, for an aggregate purchase price of $50,448,275.

(5)	On May 25, 2011, we sold $20,000,000 aggregate principal amount of our 5% convertible promissory notes due 2012 to accredited investors, for an aggregate purchase price of $20,000,000.

(6)	On June 2, 2011, we sold $15,000,000 aggregate principal amount of our 5% convertible promissory notes due 2012 to Pfizer Inc., an accredited investor, $7.0 million of which were issued as consideration for the execution of our license agreement with Pfizer Inc. for CO-338 and $8.0 million of which were issued for an investment of $8.0 million of cash by Pfizer Inc.

(7)	From April 20, 2009 through October 28, 2011, we issued an aggregate of 456,041 shares of our common stock at prices ranging from $0.29 to $3.28 per share to certain of our employees and directors pursuant to the exercise of stock options under the Clovis Oncology, Inc. 2009 Equity Incentive Plan (the “2009 Plan”) for an aggregate purchase price of $1,127,622.

(b)  Grants of Stock Options.

(1)	From April 20, 2009 through October 28, 2011, we granted stock options to purchase an aggregate of 1,358,054 shares of our common stock with exercise prices ranging from $0.29 to $11.02 per share, to certain of our employees and directors under our 2009 Plan in connection with services provided by such parties to us.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraphs (a)(1) through (6) of this Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, and, in certain cases, in reliance on Regulation D promulgated thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph (a)(7) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph (b)(1) of this Item 15 were made pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the purchasers of shares of our common stock, convertible preferred stock and convertible promissory notes described above represented to us in connection with their respective acquisitions described above that they were accredited investors and that they were acquiring the applicable securities for investment and not distribution and to the effect that they could bear the risks of the investment. Such parties received written disclosures that the applicable securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the issued shares of capital stock and notes described in this Item 15 included appropriate legends setting forth that the applicable securities have not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits

See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to our amended and restated certificate of incorporation or bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boulder, in the State of Colorado, on this October 31, 2011.

CLOVIS ONCOLOGY, INC.

By:	/s/ Patrick J. Mahaffy
Name:     Patrick J. Mahaffy

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick J. Mahaffy Patrick J. Mahaffy	President and Chief Executive Officer; Director (Principal Executive Officer)	October 31, 2011
/s/ Erle T. Mast Erle T. Mast	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 31, 2011
* Brian G. Atwood	Director	October 31, 2011
* M. James Barrett	Director	October 31, 2011
* James C. Blair	Director	October 31, 2011
* Paul Klingenstein	Director	October 31, 2011
* Edward J. McKinley	Director	October 31, 2011
* John C. Reed	Director	October 31, 2011
* Thorlef Spickschen	Director	October 31, 2011

Patrick J. Mahaffy by signing his name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons and filed with the Securities and Exchange Commission in the Registrant’s Registration Statement on June 23, 2011.

By:	/s/ Patrick J. Mahaffy
Attorney-in-fact
Patrick J. Mahaffy

INDEX TO EXHIBITS

Exhibit
Number		Exhibit Description

1.1		Form of Underwriting Agreement (including form of lock-up agreement).
3.1		Amended and Restated Certificate of Incorporation of Clovis Oncology, Inc., as amended, as currently in effect.
3	.2††	Bylaws of Clovis Oncology, Inc., as currently in effect.
3	.3††	Form of Amended and Restated Certificate of Incorporation of Clovis Oncology, Inc., to be effective upon the closing of this offering.
3	.4††	Form of Amended and Restated Bylaws of Clovis Oncology, Inc., to be effective upon the closing of this offering.
4	.1††	Form of Common Stock Certificate of Clovis Oncology, Inc.
4	.2††	Clovis Oncology Inc. Investor Rights Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc., certain investors named therein.
5.1		Opinion of Willkie Farr & Gallagher LLP regarding the validity of the securities being registered.
10	.1*††	Amended and Restated License Agreement, dated as of November 10, 2010, by and between Clovis Oncology, Inc. and Clavis Pharma ASA.
10	.2*	Amended and Restated Strategic License Agreement, dated as of June 16, 2011, by and between Clovis Oncology, Inc. and Avila Therapeutics, Inc.
10	.3*	License Agreement, dated as of June 2, 2011, by and between Clovis Oncology, Inc. and Pfizer Inc.
10	.4+††	Clovis Oncology, Inc. 2009 Equity Incentive Plan.
10	.5+	Clovis Oncology, Inc. 2011 Equity Incentive Plan.
10	.6+††	Form of Clovis Oncology, Inc. 2009 Equity Incentive Plan Stock Option Agreement.
10	.7+	Form of Clovis Oncology, Inc. 2011 Equity Incentive Plan Stock Option Agreement.
10	.8+††	Employment Agreement, dated as of August 24, 2011, between Clovis Oncology, Inc. and Patrick J. Mahaffy.
10	.9+††	Employment Agreement, dated as of August 24, 2011, between Clovis Oncology, Inc. and Erle T. Mast.
10	.10+††	Employment Agreement, dated as of August 24, 2011, between Clovis Oncology, Inc. and Gillian C. Ivers-Read.
10	.11+††	Employment Agreement, dated as of August 24, 2011, between Clovis Oncology, Inc. and Andrew R. Allen.
10	.12+††	Indemnification Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc. and John C. Reed.
10	.13+††	Indemnification Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc. and Paul Klingenstein.
10	.14+††	Indemnification Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc. and James C. Blair.
10	.15+††	Indemnification Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc. and Edward J. McKinley.
10	.16+††	Indemnification Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc. and Thorlef Spickschen.
10	.17+††	Indemnification Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc. and M. James Barrett.

Exhibit
Number		Exhibit Description

10	.18+††	Indemnification Agreement, dated as of May 15, 2009, between Clovis Oncology, Inc. and Brian G. Atwood.
10	.19+††	Indemnification Agreement, dated as of May 12, 2009, between Clovis Oncology, Inc. and Patrick J. Mahaffy.
10	.20+††	Indemnification Agreement, dated as of May 12, 2009, between Clovis Oncology, Inc. and Erle T. Mast.
10	.21+††	Indemnification Agreement, dated as of May 12, 2009, between Clovis Oncology, Inc. and Gillian C. Ivers-Read.
10	.22+††	Indemnification Agreement, dated as of May 13, 2009, between Clovis Oncology, Inc. and Andrew R. Allen.
10	.23+††	Restricted Stock Purchase Agreement, dated as of May 12, 2009, between Clovis Oncology, Inc. and Patrick J. Mahaffy.
10	.24+††	Restricted Stock Purchase Agreement, dated as of May 12, 2009, between Clovis Oncology, Inc. and Erle T. Mast.
10	.25+††	Restricted Stock Purchase Agreement, dated as of May 12, 2009, between Clovis Oncology, Inc. and Gillian C. Ivers-Read.
10	.26+††	Restricted Stock Purchase Agreement, dated as of May 12, 2009, between Clovis Oncology, Inc. and Andrew R. Allen.
10	.27*	Companion Diagnostics Agreement, dated as of April 19, 2011, by and between Clovis Oncology, Inc. and Roche Molecular Systems, Inc.
10	.28*	Master Service Agreement, dated as of March 23, 2010, by and between Clovis Oncology, Inc. and Ventana Medical Systems, Inc., together with the related Individual Project Agreement, dated as of March 25, 2010.
10	.29+	Clovis Oncology, Inc. 2011 Employee Stock Purchase Plan.
10	.30+	Clovis Oncology, Inc. 2011 Cash Bonus Plan.
10	.31+	Offer of Employment Letter, dated August 5, 2011, by and between Clovis Oncology, Inc. and Steven L. Hoerter.
21	.1††	List of Subsidiaries of Clovis Oncology, Inc.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).
24	.1††	Power of Attorney.

+	Indicates management contract or compensatory plan.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

††	Previously filed.